PROSPECTUS                                                       October 1,1997
-------------------------------------------------------------------------------
                                   3,937,609


LOGO                         WILLBROS GROUP, INC.
[LOGO OF WILLBROS GROUP, INC. APPEARS HERE]

                                 Common Shares

-------------------------------------------------------------------------------

All of the 3,937,609 shares of Common Stock, par value $0.05 per share (the "Common Stock"), of Willbros Group, Inc. (the "Company") offered hereby (the "Offering") are being sold by certain stockholders (the "Selling
Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.

The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "WG." On September 30, 1997, the last reported sales price of the Common Stock on the NYSE was $21 per share. See "Price Range of Common Stock and Dividend Policy."

FOR A DISCUSSION OF CERTAIN RISKS OF AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY, SEE "RISK FACTORS" ON PAGES 8-13.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                     Price to Underwriting Discounts                Proceeds to
                       Public  and Commissions (/1/) Selling Stockholders (/2/)
-------------------------------------------------------------------------------
Per Common Share      $20.875           $1.070                          $19.805
-------------------------------------------------------------------------------
Total (/3/)       $82,197,588       $4,213,242                      $77,984,346
-------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Certain expenses are payable by the Selling Stockholders. Expenses payable by the Company are estimated to be $395,000.
(3) The Company has granted the Underwriters a 30-day option to purchase up to 590,641 additional shares of Common Stock on the same terms per share solely to cover over-allotments, if any. If such option is exercised in full, the total price to public will be $94,527,219, the total underwriting discounts and commissions will be $4,845,228 and there will be proceeds to the Company of $11,697,645. See "Underwriting."

The Common Stock is being offered by the Underwriters as set forth under "Underwriting" herein. It is expected that delivery of the certificates therefor will be made at the offices of SBC Warburg Dillon Read Inc., New York, New York, on or about October 6, 1997. The Underwriters include:


SBC WARBURG DILLON READ INC.

                               MERRILL LYNCH & CO.

                                                          JENSEN SECURITIES CO.

            CONSTRUCTION                              ENGINEERING


  Willbros specializes in                  Engineering services include
logistically complex and                 feasibility studies, conceptual and
technically difficult construction       detailed design, field services,
projects in remote areas with            material procurement and overall
difficult terrain and harsh              project management.
climatic conditions.

                                            [Picture of engineer working at
    [Picture of excavation site]               computer design terminal]


PIPELINE RECONSTRUCTION FOLLOWING A        STATE OF THE ART CADD SYSTEM--USA
MAJOR EARTHQUAKE--ECUADOR


                                                [Picture of flow lines]
                              [LOGO]


                                                   FLOW LINES--KUWAIT
         SPECIALTY SERVICES


                                                 [Picture of dredging]
  Specialty services include pipe
coating, removal and installation
of flow lines, maintenance and
repair of pipelines, concrete pile
fabrication, dredging and
transportation.

                                                   DREDGING--NIGERIA

 [Picture of pipe maintenance crew]

         MAINTENANCE--OMAN


  CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN THE COMMON STOCK AND THE IMPOSITION OF A PENALTY BID, DURING AND AFTER THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus or incorporated by reference herein. Unless otherwise indicated, (a) all references in this Prospectus to the "Company" refer to Willbros Group, Inc. ("WGI") and its consolidated subsidiaries, (b) all references to the "Predecessor Company" refer to the consolidated subsidiaries of WGI prior to their acquisition by WGI in 1992 and predecessors in interest to the business conducted by such entities, and (c) all references to "Willbros" refer to the Company and the Predecessor Company collectively or in a historical sense. See "Business--Willbros Background." Unless otherwise indicated, all data in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

GENERAL

  The Company is one of the leading independent contractors serving the oil and gas industry, providing construction, engineering and specialty services to industry and government entities worldwide. The Company places particular emphasis on projects in developing countries where the Company believes its experience gives it a competitive advantage. The Company's construction services include the building and replacement of major pipelines and gathering systems, flow stations, pump stations, gas compressor stations, gas processing facilities, oil and gas production facilities, piers, dock facilities and bridges. The Company's engineering services include feasibility studies, conceptual and detailed design, field services, material procurement and overall project management. The Company's specialty services include dredging, pipe coating, pipe double jointing, removal and installation of flowlines, fabrication of piles and platforms, maintenance and repair of pipelines, stations and other facilities, pipeline rehabilitation, general oilfield services and transport of oilfield equipment, rigs and vessels. The Company's backlog was $201.9 million at June 30, 1997, compared to $108.8 million at December 31, 1996, and $85.7 million at June 30, 1996. See "Business--Backlog."

  The Company provides its services utilizing a large fleet of Company-owned equipment comprised of, among other things, marine vessels, barges, dredges, pipelaying equipment, heavy construction equipment, transportation equipment and camp equipment. At July 31, 1997, the Company had approximately 824 units of heavy construction equipment, 1,133 units of transportation equipment and 4,720 units of support equipment. The Company's equipment fleet is supported by warehouses of spare parts and tools which are located to maximize availability and minimize cost. See "Business--Equipment."

  The Company traces its roots to the construction business of Williams Brothers Company, founded in 1908. Through successors to that business, Willbros has completed many landmark projects around the world, including the "Big Inch" and "Little Big Inch" War Emergency Pipelines (1942-44), the Mid-America Pipeline (1960), the TransNiger Pipeline (1962-64), the Trans-Ecuadorian Pipeline (1970-72), the northernmost portion of the Trans-Alaskan Pipeline System (1974-76), the All American Pipeline System (1984-86), Colombia's Alto Magdalena Pipeline System (1989-90) and a portion of the Pacific Gas Transmission System expansion (1992-93). See "Business--Willbros Milestones."

  Over the years, Willbros has been employed by more than 400 clients to carry out work in over 50 countries. Within the past 10 years, Willbros has worked in Africa, Asia, the Middle East, North America and South America. Willbros' relatively steady base of ongoing construction, engineering and specialty services operations in Nigeria, Oman, the United States and Venezuela has been enhanced by major construction and engineering projects in Abu Dhabi, Colombia, Ecuador, Egypt, Gabon, Indonesia, Kuwait, Morocco, Nigeria, Oman, Pakistan, the United States and Venezuela. Major clients of the

Company in these countries include operating units of Royal Dutch Shell, Conoco, Chevron, Occidental Petroleum, Pacific Gas and Electric, El Paso Energy, E.N.I., The Williams Companies, Enron, Asamera (Overseas) Limited and Great Lakes Gas Transmission Company and governmental entities such as the U.S. Army Corps of Engineers, U.S. Navy, Nigerian National Petroleum Corporation, Kuwait Oil Company, Abu Dhabi National Oil Company, Pak-Arab Refinery, Ltd. and operating units of Petroleos de Venezuela S.A. See "Business--General."

  In 1992, the Company was purchased by a group of investors including management of the Company, certain private investment partnerships managed by Dillon, Read & Co. Inc. ("Dillon Read"), a predecessor of SBC Warburg Dillon Read Inc., and persons then related to Dillon Read (collectively, the "Yorktown and Concord Investors"), Brown University Third Century Fund, a Selling Stockholder, and Heerema Holding Construction, Inc. ("Heerema"). In August 1996, the Company completed an initial public offering of Common Stock in which Heerema sold all of its shares of Common Stock. The Yorktown and Concord Investors are selling substantially all of their shares in the Offering. As a result of the merger of Dillon Read with SBC Warburg, certain of the Yorktown and Concord Investors are no longer affiliated with Dillon Read. Directors, executive officers and other employees of the Company owned more than 25% of the outstanding shares of Common Stock as of August 15, 1997, and are not selling any shares of Common Stock in the Offering. See "Business--Willbros Background" and "Principal and Selling Stockholders."

CURRENT MARKET CONDITIONS

  The Company believes several factors influencing the global energy market have led to and will continue to result in increased activity across its primary lines of business. The factors leading to higher levels of energy related capital expenditures include (a) rising global energy demand resulting from economic growth in developing countries, (b) the privatization of certain state-controlled oil and gas companies, and (c) the need for larger oil and gas transportation infrastructures in a number of developing countries.

  Accordingly, many significant projects are being undertaken, particularly in developing countries or regions where energy infrastructure spending has lagged. These include natural gas, crude oil and petroleum products pipeline projects, liquified natural gas ("LNG") projects and ancillary projects. Industry sources estimate that total worldwide pipeline construction expenditures will be approximately $17.0 billion for projects completed in 1997 and approximately $50.0 billion for projects completed beyond 1997.

  The Company believes that certain of these projects will meet its bidding criteria, and that the Company's worldwide pipeline construction, engineering and specialty services experience place it in an advantageous position to compete for such projects. The Company currently has a number of significant bids outstanding with respect to potential contract awards in Cameroon, Chad, Egypt, Indonesia, Mexico, Nigeria, Oman, the United States and Venezuela. The Company is currently preparing bids with respect to potential contract awards in Argentina, Chile, Indonesia, Mexico, Nigeria, Oman, Panama, Sudan, the United States and Venezuela. Finally, the Company expects to prepare and submit bids with respect to certain other potential construction and engineering projects in Africa, Asia, the Middle East, North America and South America during 1997 and 1998.

BUSINESS STRATEGY

  The Company seeks to maximize stockholder value through its growth strategy which encompasses geographic expansion, strategic alliances, acquisitions and quality improvement, while maintaining a strong balance sheet. In pursuing this strategy, the Company relies on (a) the competitive advantage gained from its experience in completing logistically complex and technically difficult projects in remote areas with difficult terrain and harsh climatic conditions and (b) its experienced multinational work force of approximately 3,930 employees, of whom more than 85% are citizens of the respective countries in which they work. See "Business--Business Strategy."

  Geographic Expansion. The Company's objective is to maintain its presence in regions where it has developed a strong base of operations, such as Africa, Asia, the Middle East, North America and South America, by capitalizing on its local experience, established contacts with local customers and suppliers and familiarity with local working conditions. In addition, the Company seeks to establish a presence in other strategically important areas, such as Cameroon, Canada, Chad, the Commonwealth of Independent States (the "C.I.S.") and Mexico, as well as certain other selected areas in South America and Asia. In pursuing this strategy, the Company seeks to identify a limited number of long-term niche markets in which the Company can outperform the competition and establish an advantageous position.

  Strategic Alliances. The Company seeks to establish strategic alliances with companies whose resources, skills and strategies are complementary to and are likely to enhance the Company's business opportunities, including the formation of joint ventures and consortia to achieve competitive advantage and share risks. Such alliances have already been established in Australia, Cameroon, Chad, Indonesia, Malaysia, Mexico, Russia, Thailand, the United States and Venezuela. As a related strategy, the Company may decide to make an equity investment in a project in order to enhance its competitive position and/or maximize project returns.

  Acquisitions. The Company seeks to identify, evaluate and acquire companies that offer growth opportunities and the ability to complement the Company's resources and capabilities. Consistent with this strategy, in 1994 the Company acquired Construcciones Acuaticas Mundiales, S.A. and its subsidiaries ("CAMSA"). CAMSA operates in Venezuela and, in addition to performing onshore construction and specialty services, possesses expertise in marine construction and the fabrication and installation of concrete piles and platforms for offshore projects. Further to this strategy, in 1997 the Company entered into a new credit agreement, a substantial portion of which can be used for acquisitions.

  Quality Improvements. The Company's quality program enhances the Company's ability to meet the specific requirements of its customers through continuous improvement of all its business processes, at the same time improving competitiveness and profitability. One important goal of the quality program is to obtain ISO 9000 certification for the quality system employed by the Company as a whole. ISO 9000, an internationally recognized verification system for quality management, has in recent years been made a criterion for prequalification of contractors by certain clients and potential clients, and this trend is expected to continue. The certification process involves a rigorous review and audit of the Company's management processes and quality control procedures. As of August 15, 1997, seven of the Company's subsidiaries had achieved ISO 9000 certification.

  Conservative Financial Management. The Company emphasizes the maintenance of a conservative balance sheet in order to finance the development and growth of its business. As of June 30, 1997, the Company had $2.5 million of debt, $14.1 million of cash and $106.8 million available under its credit facility. The Company also seeks to obtain contracts that are likely to result in recurring revenues in order to partially mitigate the cyclical nature of its construction and engineering businesses. For example, the Company generally seeks to obtain specialty services contracts of more than one year in duration. Additionally, the Company acts to minimize its exposure to currency fluctuations through the use of U.S. dollar-denominated contracts whenever possible, by limiting payments in local currency to approximately the amount of local currency expenses, and otherwise by engaging in hedging activities such as purchasing foreign currency forward contracts. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Capital Structure, Liquidity and Capital Resources."

                                  THE OFFERING

 Common Stock offered by the Selling
  Stockholders.........................  3,937,609 shares
 Common Stock to be outstanding after
  the Offering......................... 14,394,044 shares (1)
 Use of proceeds to the Company........ The Company will not receive any of the proceeds from the sale of shares
                                        by the Selling Stockholders. If the
                                        Underwriters' over-allotment option
                                        granted by the Company is exercised,
                                        there will be proceeds to the Company
                                        which will be used as working capital,
                                        to support expansion of operations and
                                        for possible acquisitions of assets
                                        and businesses. See "Use of Proceeds."
 NYSE symbol........................... WG

--------
(1) Based on shares outstanding as of August 15, 1997. Does not include (a) 590,641 shares of Common Stock that may be sold by the Company upon exercise of the Underwriters' over-allotment option and (b) 484,000 shares of Common Stock reserved for issuance upon exercise of outstanding options granted under the Company's 1996 Stock Plan and Director Stock Plan.

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                               SIX MONTHS
                                    YEAR ENDED DECEMBER 31,                  ENDED JUNE 30,
                          ------------------------------------------------  ------------------
                            1992      1993      1994      1995      1996      1996      1997
                          --------  --------  --------  --------  --------  --------  --------
STATEMENT OF INCOME
 DATA:
 Contract revenues......  $180,947  $210,011  $145,716  $220,506  $197,688  $102,456  $108,445
 Operating expenses:
 Contract cost..........   127,942   147,991    98,700   161,584   145,812    76,431    76,930
 Depreciation and
  amortization..........    15,029    16,672    14,598    15,193    13,932     6,630     8,195
 General and
  administrative........    19,300    24,145    24,261    27,937    25,803    13,273    13,905
 Compensation from
  changes in redemption
  value of common stock
  (1)...................     1,830     1,256     1,681     2,100     6,122     1,427       --
                          --------  --------  --------  --------  --------  --------  --------
 Operating income.......    16,846    19,947     6,476    13,692     6,019     4,695     9,415
 Net interest income
  (expense).............    (2,133)     (785)      835       144      (215)     (122)       68
 Minority interest......    (1,014)   (3,615)   (1,758)   (1,589)   (2,220)     (778)     (939)
 Other income
  (expense).............       176     5,567       113      (381)    1,472       809       133
                          --------  --------  --------  --------  --------  --------  --------
 Income before income
  taxes.................    13,875    21,114     5,666    11,866     5,056     4,604     8,677
 Provision (credit) for
  income taxes..........     2,764     8,405    (4,146)      (75)    2,332     1,174     3,198
                          --------  --------  --------  --------  --------  --------  --------
 Net income.............  $ 11,111  $ 12,709  $  9,812  $ 11,941  $  2,724  $  3,430  $  5,479
                          ========  ========  ========  ========  ========  ========  ========
 Net income per share
  (2)...................  $   0.85  $   0.92  $   0.70  $   0.84  $   0.09  $   0.14  $   0.38
 Weighted average common
  shares outstanding (in
  thousands)............    13,106    13,873    13,981    14,215    14,152    13,990    14,388
CASH FLOW DATA:
 Cash provided by (used
  in):
 Operating activities...  $ 40,896  $ 66,460  $ (3,771) $ (8,396) $ 29,961  $  9,249  $  2,741
 Investing activities...   (83,875)  (14,621)  (13,169)  (18,558)  (24,072)  (13,061)  (14,778)
 Financing activities...    41,758    (8,175)   (1,271)   (2,321)   (1,630)      251     2,009
OTHER DATA:
 EBITDA (3).............  $ 31,037  $ 38,571  $ 19,429  $ 26,915  $ 19,203  $ 11,356  $ 16,804
 Capital expenditures...  $ 15,047  $ 16,534  $  7,171  $ 18,946  $ 24,957  $ 13,277  $ 14,840
 Backlog (at period
  end)..................  $160,565  $ 76,066  $ 97,493  $139,359  $108,751  $ 85,657  $201,864
 Number of employees (at
  period end)...........     3,090     1,870     2,030     3,110     3,700     4,050     3,930

                                                          DECEMBER 31, JUNE 30,
                                                              1996     1997 (4)
                                                          ------------ --------
BALANCE SHEET DATA:
 Cash and cash equivalents...............................   $ 24,118   $ 14,090
 Working capital.........................................     36,723     34,813
 Total assets............................................    147,465    156,382
 Total debt..............................................      1,340      2,530
 Stockholders' equity....................................     92,386     98,684

--------
(1) Under the Company's stock ownership plans established in 1992 and 1995, the Company had an obligation to purchase, under certain conditions and at a formula price, Common Stock held by retiring or terminating employees. The Company recorded as non-cash compensation expense the change in the redemption value at the end of each period using the maximum formula price. In addition, in the third quarter of 1996, the Company recognized a non-cash compensation expense of $4,695 for the difference between the maximum redemption value of the shares subject to redemption and the initial public offering price. The Company's stock redemption obligations terminated in the fourth quarter of 1996.
(2) Net income per share for the year ended December 31, 1996, and for the six months ended June 30, 1996, is calculated after deducting $1,448 ($.10 per common share) of dividends on the Company's Preferred Stock.
(3) EBITDA represents earnings (net income) before interest, income taxes, depreciation and amortization. Non-cash compensation expenses have not been added back in calculating EBITDA. EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating income as an indicator of operating performance. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. See the Company's Consolidated Statements of Cash Flows in the Company's Consolidated Financial Statements included elsewhere in this Prospectus. EBITDA is included in this Prospectus because it is a basis upon which the Company assesses its financial performance.
(4) Unless the Underwriters' over-allotment option granted by the Company is exercised, the Company will not receive any proceeds from the Offering. Accordingly, no adjustment to the balance sheet to reflect the Offering is shown. See "Use of Proceeds."

                                 RISK FACTORS

  Prospective purchasers of the Common Stock offered hereby should carefully consider the following factors, as well as the other information contained elsewhere in this Prospectus.

DEPENDENCE ON OIL AND GAS INDUSTRY

  The demand for the Company's services depends largely on the conditions prevailing in the international oil and gas industry, and specifically the level of capital expenditures of major international oil and gas companies. Numerous factors influence capital expenditure decisions, including current and projected oil and gas prices; exploration, production and transportation costs; the discovery rate of new oil and gas reserves; the sale and expiration dates of leases and concessions; local and international political and economic conditions; technological advances; the ability or willingness of host country government entities to fund their budgetary commitments; and the abilities of oil and gas companies to generate and access capital. These factors are beyond the control of the Company. Therefore, no assurance can be given that the Company's business and results of operations will not be adversely affected because of reduced activity in the oil and gas industry. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--General."

FLUCTUATING REVENUES AND CASH FLOW

  The Company is dependent upon major construction projects to enhance revenues and cash flow. The availability of such projects is dependent upon the condition of the oil and gas industry. The failure of the Company to obtain major projects, the delay in awards of major projects, the cancellation of major projects or delays in completion of contracts could result in the under-utilization of the Company's resources which would have an adverse impact on revenues and cash flow. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CONCENTRATION OF RISK BY COUNTRY

  Due to the limited number of major projects worldwide, the Company may, at any one time, have a substantial portion of its resources dedicated to one country. The Company's results of operations are, therefore, susceptible to adverse events beyond its control which may occur in a particular country in which the Company's business may be concentrated. For the year ended December 31, 1996, 44% of revenues were generated in Nigeria (43% in 1995 and 47% in 1994); 17% of revenues were generated in the United States (24% in 1995 and 33% in 1994); 17% of revenues were generated in Pakistan (13% in 1995 and 0% in 1994); 12% of revenues were generated in Oman (9% in 1995 and 16% in 1994); and 10% of revenues were generated in Venezuela (9% in 1995 and 3% in 1994). Operating profit attributable to projects in Africa, substantially all of which was in Nigeria, accounted for 120%, 91% and 109% of total operating profit in the years 1996, 1995 and 1994, respectively. At December 31, 1996, 45% of the Company's property, plant and equipment was located in Nigeria, 19% in the United States, 18% in Venezuela and 13% in Oman. The Company's operations and assets are subject to various risks inherent in conducting business in these countries. See "--Political and Economic Risks," "Business-- Geographic Regions" and Note 13 to the Consolidated Financial Statements included elsewhere in this Prospectus.

DEPENDENCE ON KEY CLIENTS

  The Company operates primarily in the oil and gas industry, providing services to a limited number of clients. Much of the Company's success depends on developing and maintaining relationships with certain major clients and obtaining a share of contracts from such clients. Ten clients were responsible for 82% of the Company's total revenues in 1996 (78% in 1995 and 69% in 1994). Operating units of Royal Dutch Shell accounted for 33% of the Company's total revenues in 1996 (32% in 1995 and 29% in 1994). See "Business."

POLITICAL AND ECONOMIC RISKS

  The Company has substantial operations and assets in developing countries in Africa, Asia, the Middle East and South America, and is seeking to increase its level of activity in the C.I.S. Accordingly, the Company is subject to risks which ordinarily would not be expected to exist in the United States, Canada, Japan or western Europe, including foreign currency restrictions (such as those which existed in Venezuela until 1996), extreme exchange rate fluctuations (for example, in Russia, Venezuela and Nigeria), expropriation of assets, civil uprisings and riots, government instability and legal systems of decrees, laws, regulations, interpretations and court decisions which are not always fully developed and which may be retroactively applied. The Company's operations in developing countries may be adversely affected in that certain government agencies in such countries may interpret laws, regulations or court decisions in a manner which might be considered inconsistent or inequitable in the United States, Canada, Japan or western Europe. The Company may be subject to unanticipated income taxes, excise duties, import taxes, export taxes or other governmental assessments which could have a material adverse effect on the Company's results of operations for any quarter or year. See "-- Concentration of Risk by Country" and "Business--Geographic Regions."

  The Company has attempted to mitigate the risks of doing business in developing countries by separately incorporating its operations in many such countries; working with local partners in certain countries; contracting whenever possible with major international oil and gas companies; obtaining sizeable down payments or securing payment guarantees; entering into contracts providing for payment in U.S. dollars instead of the local currency whenever possible; maintaining reserves for credit losses; maintaining insurance on equipment against certain political risks and terrorism; and limiting its capital investment in each country. The Company retains local advisors to assist it in interpreting the laws, practices and customs of the countries in which the Company operates. Given the unpredictable nature of the risks described in the preceding paragraph, there can be no assurance that such risks will not result in a loss of business which could have a material adverse effect on the Company's results of operations for any quarter or year. See "Business."

  From time to time, international oil companies operating in Nigeria, including Royal Dutch Shell, have expressed concern over the Nigerian government's tardiness in meeting its payment obligations and have threatened to reduce their planned investments, and/or cut production, in Nigeria. In addition, indecision by the Nigerian government over agreeing to 1997 budget expenditure plans for oil companies involved in joint ventures with the Nigerian National Petroleum Corporation may also lead such companies to curtail their planned investments in Nigeria. Any such reduction in the level of investment or production could reduce the amount of contract work awarded in Nigeria which could materially adversely affect the Company and its results of operations. The Company cannot predict whether any such actions will be taken in the future and, if taken, the extent to which such actions would impact current or future prospects of the Company in Nigeria. See "Business."

DEPENDENCE ON KEY MANAGERS

  The Company's success depends heavily on the continued services of its senior management. The loss or interruption of services provided by one or more of its senior officers could adversely affect the Company's results of operations. Furthermore, there can be no assurance that the Company will continue to attract and retain sufficient qualified personnel. See "Management."

RISKS ASSOCIATED WITH FIXED-PRICE CONTRACTS

  A substantial portion of the Company's projects are currently performed on a fixed-price basis, although some projects are performed on a cost-plus or day-rate basis or some combination of the foregoing. The Company attempts to cover increased costs of anticipated changes in labor, material and service costs of long-term contracts either through an estimation of such changes, which is reflected in the original price, or through price adjustment clauses. Despite these attempts, however, the revenue, cost and gross profit realized on a fixed-price contract will often vary from the estimated amounts because of unforeseen conditions or changes in job conditions and variations in labor and equipment productivity over the term of the contract. These variations and the risks generally inherent in construction may result in gross profits realized by the Company being different from those originally estimated and may result in the Company experiencing reduced profitability or losses on projects. Depending on the size of a project, these variations from estimated contract performance could have a significant effect on the Company's operating results for any quarter or year. In general, turn-key contracts to be performed on a fixed-price basis involve an increased risk of significant variations, as a result of the long-term nature of such contracts (and the inherent difficulties in estimating costs) and the interrelationship of the integrated services to be provided under such contracts (where unanticipated costs or delays in performing part of the contract could have compounding effects by increasing costs of performing other parts of the contract). See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business-- Contract Provisions and Subcontracting."

RISKS ASSOCIATED WITH PERCENTAGE-OF-COMPLETION ACCOUNTING

  The Company's contract revenues are recognized using the percentage-of-completion method. Under this method, estimated contract revenues are accrued based generally on the percentage that costs to date bear to total estimated costs, taking into consideration physical completion. Estimated contract losses are recognized in full when determined. Accordingly, contract revenues and total cost estimates are reviewed and revised periodically as the work progresses and as change orders are approved, and adjustments based upon the percentage of completion are reflected in contract revenues in the period when such estimates are revised. Such estimates are based on management's reasonable assumptions and experience, and are only estimates. Variation of actual results from such assumptions or the Company's historical experience could be material. To the extent that these adjustments result in an increase, a reduction or an elimination of previously reported contract revenues, the Company would recognize a credit or a charge against current earnings, which could be material. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General."

OPERATIONAL RISKS

  Pipeline construction, dredging, pipeline rehabilitation services, marine support services and operation of vessels and heavy equipment involve a high degree of operational risk. Natural disasters, adverse weather conditions, collisions, and operator or navigational error can cause personal injury or loss of life, severe damage to and destruction of property, equipment and the environment and suspension of operations. The occurrence of any such event could result in loss of revenue, casualty loss, increased costs and significant liability to third parties. Litigation arising from such an occurrence may result in the Company being named as a defendant in lawsuits asserting substantial claims.

  The Company maintains risk management and safety programs to mitigate the effects of loss or damage. These programs have resulted in favorable loss ratios and cost savings. While the Company maintains such insurance protection as it deems prudent, there can be no assurance that any such insurance will be sufficient or effective under all circumstances or against all hazards to which the Company may be subject. An enforceable claim for which the Company is not fully insured could have a material adverse effect on the Company. Moreover, no assurance can be given that the Company will be able to maintain adequate insurance in the future at rates that it considers reasonable. See "Business--Insurance and Bonding."

GOVERNMENT REGULATIONS

  Many aspects of the Company's operations are subject to government regulations in the countries in which the Company operates, including those relating to currency conversion and repatriation, taxation of its earnings and earnings of its personnel, and its use of local employees and suppliers. In addition, the

Company depends on the demand for its services from the oil and gas industry and, therefore, is affected by changing taxes, price controls and laws and regulations relating to the oil and gas industry generally. The adoption of laws and regulations by countries in which the Company operates, curtailing exploration and development drilling for oil and gas for economic and other policy reasons, could adversely affect the Company's operations by limiting demand for its services. The Company's operations are also subject to the risk of changes in foreign and domestic laws and policies which may impose restrictions on the Company, including trade restrictions, which could have a material adverse effect on the Company's operations. Other types of government regulation which could, if enacted or implemented, adversely affect the Company's operations include expropriation or nationalization decrees, confiscatory tax systems, primary or secondary boycotts directed at specific countries or companies, embargoes, extensive import restrictions or other trade barriers, mandatory sourcing rules and unrealistically high labor rate and fuel price regulation. The Company cannot determine to what extent future operations and earnings of the Company may be affected by new legislation, new regulations or changes in, or new interpretations of, existing regulations. See "Business--Government Regulations--General."

ENVIRONMENTAL MATTERS

  The Company's operations are subject to numerous environmental protection laws and regulations which are complex and stringent. The Company regularly works in and around sensitive environmental areas such as rivers, lakes and wetlands. Significant fines and penalties may be imposed for non-compliance with environmental laws and regulations, and certain environmental laws provide for joint and several strict liability for remediation of releases of hazardous substances, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. In addition to potential liabilities that may be incurred in satisfying these requirements, the Company may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances. Such laws and regulations may expose the Company to liability arising out of the conduct of operations or conditions caused by others, or for the acts of the Company which were in compliance with all applicable laws at the time such acts were performed. The Company is not aware of any non-compliance with or liability under any environmental law that could have a material adverse effect on the Company's business or operations. See "Business--Government Regulations--Environmental."

COMPETITION

  The Company operates in a highly competitive environment. The Company competes against government-owned or supported companies and other companies that have financial and other resources substantially in excess of those available to the Company. In certain markets, there is competition from national and regional firms against which the Company may not be price competitive. See "Business--Competition."

TAX MATTERS

  WGI is incorporated in Panama and is not a "controlled foreign corporation" for purposes of U.S. tax law. WGI's Restated Articles of Incorporation contain certain restrictions, subject to the determination by WGI's Board of Directors in good faith and in its sole discretion, on the transfer of any shares of Common Stock, to prevent WGI from becoming a "controlled foreign corporation" under U.S. tax law. See "Description of Capital Stock--Common Stock" and "-- Possible Anti-Takeover Provisions." Moreover, WGI and its non-U.S. subsidiaries carry out their activities in a manner which the Company believes, based upon the advice of its counsel, does not constitute the conduct of a trade or business in the United States. Accordingly, although the Company reports taxable income and pays taxes in the countries where it operates, the Company believes, based upon such advice, that income earned by WGI and its non-U.S. subsidiaries from operations outside the United States is not reportable in the United States for tax purposes and is not subject to U.S. income tax. If income earned, currently or historically, by WGI or its non-U.S. subsidiaries from operations outside the United States constituted income effectively connected to a United States trade or business and as a result became taxable in the United States, the Company could be subject to U.S. taxes on a basis significantly more adverse than generally would apply to such business operations. In such event, the consolidated operating results of the Company could be materially and adversely affected.

CERTAIN AFFILIATIONS OF SELLING STOCKHOLDERS AND ONE OF THE MANAGING UNDERWRITERS WITH THE COMPANY

  Until September 2, 1997, Mr. Lawrence was a Managing Director of Dillon Read, a predecessor of SBC Warburg Dillon Read Inc., one of the managing underwriters of the Offering, and Mr. Leidel was a Senior Vice President of Dillon Read. Messrs. Lawrence and Leidel are directors of the Company. Prior to the Offering, certain private investment partnerships managed or formerly managed by Dillon Read and persons related or previously related to Dillon Read (the Yorktown and Concord Investors) own 4,023,040 shares of Common Stock in the aggregate (or approximately 28.0% of the outstanding shares of Common Stock), of which 3,917,609 shares are being offered in the Offering. The net proceeds to the Yorktown and Concord Investors from the sale of such 3,917,609 shares of Common Stock in the Offering are estimated to be approximately $77.6 million. SBC Warburg Dillon Read Inc. has a direct or indirect interest in a portion of such proceeds. After the Offering, the Yorktown and Concord Investors will own 105,431 shares (or less than 1.0% of the outstanding shares of Common Stock). See "Principal and Selling Stockholders" and "Underwriting."

  Under the Conduct Rules of the National Association of Securities Dealers, Inc. (the "NASD"), when more than 10% of the net proceeds of a public offering of equity securities, not including underwriting compensation, are to be paid to a member of the NASD participating in such public offering of equity securities or an affiliate of such member, or if a member proposes to underwrite, participate as a member of the underwriting syndicate or selling group, or otherwise assist in the distribution of a public offering of its own or an affiliate's securities, or of securities of a company with which it or its associated persons, parent or affiliates have a conflict of interest, the price at which the equity securities are distributed to the public must be no higher than that recommended by a "qualified independent underwriter" meeting certain standards. SBC Warburg Dillon Read Inc. is a member of the NASD and prior to September 2, 1997 under NASD regulations the Yorktown and Concord Investors were deemed to be affiliates of Dillon Read, a predecessor of SBC Warburg Dillon Read Inc. Certain of the Yorktown and Concord Investors are Selling Stockholders in the Offering and as a result will receive, in the aggregate, more than 10% of the net proceeds from the Offering. As a result, due to the direct or indirect interest of SBC Warburg Dillon Read Inc. in the Yorktown and Concord Investors and the recent nature of the affiliation of the Yorktown and Concord Investors to Dillon Read, a predecessor of SBC Warburg Dillon Read Inc., the Offering is being made in compliance with paragraph (8) of Rule 2710(c) of the Conduct Rules of the NASD which relates to offerings where proceeds are directed to a member of the NASD and with paragraph (1) of Rule 2720(c) which relates to offerings where a member is participating in the distribution of securities issued or to be issued by the member or an affiliate of the member, or of a company with which the member or its associated persons, parent or affiliates have a conflict of interest. Merrill Lynch, Pierce, Fenner & Smith Incorporated will act as the qualified independent underwriter in connection with the Offering and assume the customary responsibilities of acting as a qualified independent underwriter in pricing and conducting due diligence for the Offering. See "Underwriting."

CERTAIN ANTI-TAKEOVER PROVISIONS

  The Company's Restated Articles of Incorporation and Restated By-laws contain provisions that may have the effect of discouraging unsolicited takeover proposals for the Company that a stockholder might consider to be in that stockholder's best interest. These provisions, among other things, provide for a classified board of directors, restrict the ability of stockholders to take action by written consent, authorize the board of directors to designate the terms of and issue new series of Class A Preferred Stock, provide for certain restrictions on the transfer of any shares of Common Stock to prevent the Company from becoming a "controlled foreign corporation" under United States tax law and limit the personal liability of directors. See "Description of Capital Stock--Possible Anti-Takeover Provisions."

POSSIBLE VOLATILITY OF STOCK PRICE

  The market price of the Common Stock could be subject to significant fluctuations in response to variations in operating results, conditions in the oil and gas industry and other factors. In addition, the stock market has in recent years experienced significant price and volume fluctuations. These fluctuations often have been unrelated to the operating performance of the specific companies whose stocks are traded. Broad market fluctuations, as well as general economic conditions such as a recessionary period or high interest rates, may adversely affect the market price of the Company's Common Stock. See "Price Range of Common Stock and Dividend Policy."

                          FORWARD-LOOKING STATEMENTS

  This Prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements, other than statements of historical facts, included or incorporated by reference in this Prospectus which address activities, events or developments which the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), oil and gas prices and demand, expansion and other development trends of the oil and gas industry, business strategy, expansion and growth of the Company's business and operations, and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the Company's expectations and predictions is subject to a number of risks and uncertainties which could cause actual results to differ materially from the Company's expectations, including the risk factors discussed in this Prospectus; the timely award of one or more projects; exceeding project cost and scheduled targets; failing to realize cost recoveries from projects completed or in progress within a reasonable period after completion of the relevant project; identifying and acquiring suitable acquisition targets on reasonable terms; the demand for energy diminishing; political circumstances impeding the progress of work; general economic, market or business conditions; changes in laws or regulations; and other factors, most of which are beyond the control of the Company. Consequently, all of the forward-looking statements made in this Prospectus are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS

  The net proceeds to the Selling Stockholders from the sale of shares of Common Stock in the Offering are estimated to be approximately $77.9 million. The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders in the Offering. The Company will pay substantially all of the fees and expenses (other than underwriting discounts and commissions) of the Selling Stockholders incurred in connection with the Offering.

  If the Underwriters' over-allotment option granted by the Company is exercised in full or in part, there will be proceeds to the Company. If exercised in full, the net proceeds to the Company are estimated to be approximately $11.3 million.

  The net proceeds to the Company, if any, will be used as working capital, to support expansion of operations in new work countries and to fund possible acquisitions of assets and businesses which would complement the Company's capabilities. Although the Company from time to time evaluates acquisition opportunities, the Company has no present commitments or agreements with respect to any acquisition.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  The Common Stock commenced trading on the NYSE on August 15, 1996, under the symbol "WG." The following table sets forth the high and low sale prices per share of Common Stock, as reported in the NYSE composite transactions, for the periods indicated:

                                                                HIGH    LOW
                                                                ----    ----
     1996:
       Third quarter (from August 15).......................... $11 7/8 $ 9 5/8
       Fourth quarter..........................................  11       9
     1997:
       First quarter...........................................  10 5/8   8 7/8
       Second quarter..........................................  16       9
       Third quarter...........................................  21 3/4  14 5/8

  On September 30, 1997, the last reported sales price of the Common Stock on the NYSE was $21 per share. Substantially all of the Company's stockholders maintain their shares in "street name" accounts and are not, individually, stockholders of record. As of August 15, 1997, the Common Stock was held by 201 holders of record and an estimated 3,000 beneficial owners.

  In order to fund the development and growth of the Company's business, the Company intends to retain its earnings rather than pay dividends in the foreseeable future. From 1987 through 1991, Willbros paid $96.2 million in dividends out of excess cash to Heerema, its sole stockholder at that time. Since 1991, the Company has not paid any dividends, except dividends in 1996 on its outstanding shares of Preferred Stock, which were converted into shares of Common Stock on July 15, 1996. The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's financial condition, funds from operations, the level of its capital expenditures and its future business prospects. The Company's present credit agreement restricts the amount of annual dividend payments on Common Stock to the greater of 25 cents per share or 25% of net income.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of June 30, 1997. Unless the Underwriters' over-allotment option granted by the Company is exercised, the Company will not receive any proceeds from the Offering. Accordingly, no adjustment to the balance sheet to reflect the Offering is shown.

                                                                  JUNE 30, 1997
                                                                  --------------
                                                                  (IN THOUSANDS)
Short-term debt..................................................    $ 2,034
                                                                     =======
Long-term debt...................................................    $   496
Stockholders' equity:
  Common stock (1)(2)............................................        719
  Capital in excess of par value (2).............................     55,540
  Cumulative foreign currency translation adjustment.............       (784)
  Retained earnings..............................................     45,639
  Notes receivable for stock purchases...........................     (2,430)
                                                                     -------
    Total stockholders' equity...................................     98,684
                                                                     -------
      Total capitalization.......................................    $99,180
                                                                     =======

--------
(1) The number of shares of Common Stock outstanding excludes (a) 590,641 shares of Common Stock that may be sold by the Company upon exercise of the Underwriters' over-allotment option and (b) 484,000 shares of Common Stock reserved for issuance upon exercise of outstanding options granted under the Company's 1996 Stock Plan and Director Stock Plan, at an average exercise price of $9.14 per share. In addition, an aggregate of 766,000 shares are available to be granted under these Plans.
(2) If the Underwriters' over-allotment option is exercised in full, the receipt of the estimated net proceeds from the sale by the Company of 590,641 shares of Common Stock in the Offering at the public offering price of $20.875 per share will be equal to $11,302,645, of which $29,532 (equal to the par value of the shares issued) will be recorded in Common Stock and $11,273,113 will be recorded in capital in excess of par value.

                SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
             (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

  The selected consolidated statement of income, cash flow and balance sheet data set forth below for and at the end of each of the years in the five-year period ended December 31, 1996, are derived from the Consolidated Financial Statements of the Company audited by KPMG Peat Marwick, independent public accountants, of which the Consolidated Balance Sheets as of December 31, 1995 and 1996, and the Consolidated Statements of Income, Stockholders' Equity and Cash Flows for the years ended December 31, 1994, 1995 and 1996, are included elsewhere in this Prospectus. The selected consolidated statement of income, cash flow and balance sheet data set forth below for and at the end of each of the six months ended June 30, 1996 and 1997, are derived from the unaudited Condensed Consolidated Financial Statements of the Company included elsewhere in this Prospectus. In the opinion of management, these interim period financial statements have been prepared on the same basis as the audited Consolidated Financial Statements and include all adjustments, none of which were other than normal recurring accruals, necessary for the fair presentation of financial position and results of operations. The results for the six months ended June 30, 1997, are not necessarily indicative of the results to be achieved for the full year. The selected consolidated statement of income, cash flow and balance sheet data should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                               SIX MONTHS
                                    YEAR ENDED DECEMBER 31,                  ENDED JUNE 30,
                          ------------------------------------------------  ------------------
                            1992      1993      1994      1995      1996      1996      1997
                          --------  --------  --------  --------  --------  --------  --------
STATEMENT OF INCOME
 DATA:
 Contract revenues......  $180,947  $210,011  $145,716  $220,506  $197,688  $102,456  $108,445
 Operating expenses:
 Contract cost..........   127,942   147,991    98,700   161,584   145,812    76,431    76,930
 Depreciation and
  amortization..........    15,029    16,672    14,598    15,193    13,932     6,630     8,195
 General and
  administrative........    19,300    24,145    24,261    27,937    25,803    13,273    13,905
 Compensation from
  changes in redemption
  value of common stock
  (1)...................     1,830     1,256     1,681     2,100     6,122     1,427       --
                          --------  --------  --------  --------  --------  --------  --------
 Operating income.......    16,846    19,947     6,476    13,692     6,019     4,695     9,415
 Net interest income
  (expense).............    (2,133)     (785)      835       144      (215)     (122)       68
 Minority interest......    (1,014)   (3,615)   (1,758)   (1,589)   (2,220)     (778)     (939)
 Other income
  (expense).............       176     5,567       113      (381)    1,472       809       133
                          --------  --------  --------  --------  --------  --------  --------
 Income before income
  taxes.................    13,875    21,114     5,666    11,866     5,056     4,604     8,677
 Provision (credit) for
  income taxes..........     2,764     8,405    (4,146)      (75)    2,332     1,174     3,198
                          --------  --------  --------  --------  --------  --------  --------
 Net income.............  $ 11,111  $ 12,709  $  9,812  $ 11,941  $  2,724  $  3,430  $  5,479
                          ========  ========  ========  ========  ========  ========  ========
 Net income per share
  (2)...................  $   0.85  $   0.92  $   0.70  $   0.84  $   0.09  $   0.14  $   0.38
 Weighted average common
  shares outstanding (in
  thousands)............    13,106    13,873    13,981    14,215    14,152    13,990    14,388
CASH FLOW DATA:
 Cash provided by (used
  in):
 Operating activities...  $ 40,896  $ 66,460  $ (3,771) $ (8,396) $ 29,961  $  9,249  $  2,741
 Investing activities...   (83,875)  (14,621)  (13,169)  (18,558)  (24,072)  (13,061)  (14,778)
 Financing activities...    41,758    (8,175)   (1,271)   (2,321)   (1,630)      251     2,009
OTHER DATA:
 EBITDA (3).............  $ 31,037  $ 38,571  $ 19,429  $ 26,915  $ 19,203  $ 11,356  $ 16,804
 Capital expenditures...  $ 15,047  $ 16,534  $  7,171  $ 18,946  $ 24,957  $ 13,277  $ 14,840
 Backlog (at period
  end)..................  $160,565  $ 76,066  $ 97,493  $139,359  $108,751  $ 85,657  $201,864
 Number of employees (at
  period end)...........     3,090     1,870     2,030     3,110     3,700     4,050     3,930
BALANCE SHEET DATA (AT
 PERIOD END):
 Cash and cash
  equivalents...........  $ 24,080  $ 67,346  $ 49,142  $ 19,859  $ 24,118  $ 16,298  $ 14,090
 Working capital........    14,481    20,663    28,390    38,767    36,723    35,812    34,813
 Total assets...........   118,831   152,059   131,188   149,954   147,465   148,189   156,382
 Total debt.............    16,000     6,639     5,828     3,119     1,340     6,212     2,530
 Redemption value of
  common stock held by
  plan participants.....     2,038     3,279     5,430     7,918       --     10,179       --
 Redeemable preferred
  stock.................    35,000    36,200    36,200    36,200       --     36,200       --
 Stockholders' equity...     7,983    20,295    27,340    39,273    92,386    39,027    98,684

                                                  (footnotes on following page)

--------
(1) Under the Company's stock ownership plans established in 1992 and 1995, the Company had an obligation to purchase, under certain conditions and at a formula price, Common Stock held by retiring or terminating employees. The Company recorded as non-cash compensation expense the change in the redemption value at the end of each period using the maximum formula price. In addition, in the third quarter of 1996, the Company recognized a non-cash compensation expense of $4,695 for the difference between the maximum redemption value of the shares subject to redemption and the initial public offering price. The Company's stock redemption obligations terminated in the fourth quarter of 1996.
(2) Net income per share for the year ended December 31, 1996, and for the six months ended June 30, 1996, is calculated after deducting $1,448 ($.10 per common share) of dividends on the Company's Preferred Stock.
(3) EBITDA represents earnings (net income) before interest, income taxes, depreciation and amortization. Non-cash compensation expenses have not been added back in calculating EBITDA. EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating income as an indicator of operating performance. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. See the Company's Consolidated Statements of Cash Flows in the Company's Consolidated Financial Statements included elsewhere in this Prospectus. EBITDA is included in this Prospectus because it is a basis upon which the Company assesses its financial performance.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion is intended to provide an analysis of the Company's results of operations, capital structure and resources and should be read in conjunction with the Company's Consolidated Financial Statements included elsewhere in this Prospectus and "Selected Consolidated Financial and Other Data."

GENERAL

  The Company derives its revenues from providing construction, engineering and specialty services to the oil and gas industry and government entities worldwide. The Company obtains contracts for its work primarily by competitive bidding or through negotiations with long-standing clients. Bidding activity, backlog and revenues resulting from the award of contracts to the Company may vary significantly from period to period. See "Business--Backlog."

  A number of factors relating to the Company's business affect the Company's recognition of contract revenues. Revenues from fixed-price construction and engineering contracts are recognized on the percentage-of-completion method. Under this method, estimated contract revenues are accrued based generally on the percentage that costs to date bear to total estimated costs, taking into consideration physical completion. Generally, the Company does not recognize income on a fixed-price contract until the contract is approximately 10% complete. Costs which are considered to be reimbursable are excluded before the percentage-of-completion calculation is made. Accrued revenues pertaining to reimbursables are limited to the cost of the reimbursables. If a current estimate of total contract cost indicates a loss on a contract, the projected loss is recognized in full when determined. Revenues from unit-price contracts are recognized as earned. Revenues from change orders, extra work, variations in the scope of work and claims are recognized when realization is assured.

  The Company derives its revenues from contracts with durations which vary from a few weeks to several months or in some cases, more than a year. Unit-price contracts provide relatively even quarterly results; however, major projects are usually fixed-price contracts that may result in uneven quarterly financial results due to the nature of the work and the method by which revenues are recognized. These financial factors, as well as external factors such as weather, client needs, client delays in providing approvals, labor availability, government regulation and politics may affect the progress of a project's completion and thus the timing of revenue recognition. The Company believes that its operating results should be evaluated over a relatively long time horizon during which major contracts in progress are completed and change orders, extra work, variations in the scope of work and cost recoveries and other claims are negotiated and realized.

  Under the Company's stock ownership plans established in 1992 and 1995, the Company had an obligation to purchase, under certain conditions and at a formula price, Common Stock held by retiring or terminating employees. The Company recorded as non-cash compensation expense the change in the redemption value at the end of each period using the maximum formula price. In addition, in the third quarter of 1996, the Company recognized a non-cash compensation expense of $4.7 million for the difference between the maximum redemption value of the shares subject to redemption and the initial public offering price. These non-cash compensation expenses have not been added back in calculating EBITDA. The Company's stock redemption obligations terminated in the fourth quarter of 1996.

  As previously noted, the Company uses EBITDA as part of its overall assessment of financial performance by comparing EBITDA between accounting periods. Management believes that EBITDA is used by the financial community as a method of measuring performance and of evaluating the market value of companies considered to be in similar businesses to that of the Company.

  The Company recognizes anticipated contract revenue as backlog when the award of a contract is reasonably assured. Anticipated revenues from post-contract award processes, including change orders, extra work, variations in the scope of work and the effect of escalation of currency fluctuation formulas, are not added to backlog until their realization is assured. Backlog increased $116.2 million (135%) to $201.9 million at June 30, 1997, compared to $85.7 million at June 30, 1996. The increase consists of increases in backlog of $60.5 million in South America, $29.3 million in Asia, $24.4 million in North America, and $11.3 million in Africa, offset by a decrease in backlog of $9.3 million in the Middle East. See "Business--Backlog."

RESULTS OF OPERATIONS

 Six Months Ended June 30, 1997, Compared to Six Months Ended June 30, 1996

  Contract Revenues. Contract revenues increased $5.9 million (6%) to $108.4 million for the six months ended June 30, 1997. The increase consisted of (a) an increase of $19.9 million in North America for engineering services including $10.0 million for work on a proposed major pipeline expansion project and $6.1 million related to engineering and procurement for a 45 mile (75 kilometer) 24 inch gas pipeline in the United States and Mexico; offset by
(b) a decrease of $8.2 million in Africa due to a $16.4 million decrease in specialty services which resulted from reduced coating, flowline and leak repair work offset by an $8.2 million increase in construction revenue attributable to work on a river crossing for a 24 inch pipeline; (c) a $2.0 million decrease in South America consisting of a $7.6 million decrease in specialty services revenue due to completion of two services contracts in 1996 offset by a $5.6 million increase in construction revenue related to marine construction contracts; (d) a $2.3 million decrease in Asia due primarily to a decrease of $8.3 million resulting from the substantial completion of the materials procurement services portion of a project in Pakistan, offset by construction revenues of $6.7 million from work performed on an 85 mile (135 kilometer) gas gathering system and station in Sumatra; and (e) a decrease of $1.5 million in the Middle East due to decreased specialty services work.

  Contract Cost. Contract cost increased $0.5 million (1%) to $76.9 million for the six months ended June 30, 1997. The increase was primarily due to (a) an $18.4 million increase in North America due to increased engineering services; (b) a $2.3 million increase in South America due to increased construction costs related to marine construction contracts; offset by (c) a $13.9 million reduction in Africa related to reduced specialty services work in Nigeria; (d) a $3.9 million decrease in the Middle East due to decreased specialty services work; and (e) a $2.4 million reduction in Asia due to the substantial completion of the materials procurement services portion of a project in Pakistan, offset by an increase in construction costs due to work performed in Sumatra.

  Depreciation and Amortization. Depreciation and amortization increased $1.6 million to $8.2 million for the six months ended June 30, 1997, due to additions made to the equipment fleet to prepare for new contracts.

  General and Administrative. General and administrative expense increased $0.6 million to $13.9 million for the six months ended June 30, 1997, due primarily to (a) staff additions required by a program undertaken to expand support functions of the corporate administrative office; (b) an increase in North America work country general and administrative expense to support increased engineering services in the United States; offset by (c) a reduction of general and administrative expense in Africa as a result of reduced activity.

  Compensation from Changes in Redemption Value of Common Stock. Compensation from changes in redemption value of common stock decreased $1.4 million to zero in 1997 because the Company's stock redemption obligations terminated in the fourth quarter of 1996.

  Operating Income. Operating income increased $4.7 million (100%) to $9.4 million for the six months ended June 30, 1997. The increase was primarily attributable to (a) a $6.1 million increase in Africa primarily resulting from the realization of certain cost recoveries related to services associated with activities already completed; (b) a $2.7 million increase in the Middle East due in part to a favorable winding up of a specialty services contract; (c) a $1.1 million increase in North America due to increased engineering services and reduction of compensation from changes in the redemption value of common stock; offset by (d) a $4.7 million decrease in South America due to decreased specialty services in Venezuela; and (e) a $0.5 million decrease in Asia primarily due to a $1.1 million decrease resulting from cost overruns and delay in settlement of certain project cost recoveries on a project in Pakistan, offset by a $0.9 million increase resulting from work performed on a project in Sumatra.

  Net Interest Income (Expense). Net interest income (expense) increased $0.2 million to income of $0.1 million for the six months ended June 30, 1997, due to reduced interest expense on borrowings under foreign credit lines.

  Other Income (Expense). Other income (expense) decreased $0.7 million to $0.1 million for the six months ended June 30, 1997, due primarily to a reduction in foreign exchange gains.

  Provision for Income Taxes. Provision for income taxes increased $2.0 million to $3.2 million for the six months ended June 30, 1997. The increase was due primarily to an increase in taxable income and in tax rates in certain work countries and a lesser reduction in 1997 than in 1996 in previous estimates of income taxes in certain countries.

 Year Ended December 31, 1996, Compared to Year Ended December 31, 1995

  Contract Revenues. Contract revenues decreased $22.8 million (10%) to $197.7 million for 1996. The decrease was due primarily to (a) a $19.2 million decrease in contract revenues in North America due to a $23.1 million reduction in construction services revenue offset by a $4.0 million increase in engineering and material procurement services in the United States; (b) an $8.7 million decrease in contract revenues in Africa where a $17.5 million increase in construction services revenue related to construction of a 20 inch gas pipeline river crossing and related facilities was offset by a $26.2 million decrease in specialty services revenue associated with construction of swamp flowlines, flowline repair, dredging, pipe coating and material procurement in Nigeria; offset by (c) a $4.1 million increase in contract revenues in Asia primarily due to engineering, material procurement and construction services related to a 16 to 18 inch, 225 mile (365 kilometer) pipeline and four pump stations in Pakistan.

  Contract Cost. Contract cost decreased $15.8 million (10%) to $145.8 million for 1996. The decrease was primarily attributable to (a) a $20.1 million decrease in contract costs in North America due to a decrease in construction services activity; (b) a $7.4 million decrease in contract costs in Africa due primarily to decreases in specialty services work; offset by (c) a $10.9 million increase in contract costs in Asia.

  Depreciation and Amortization. Depreciation and amortization expense decreased $1.3 million to $13.9 million for 1996, due primarily to certain assets becoming fully depreciated.

  General and Administrative. General and administrative expense decreased $2.1 million to $25.8 million for 1996, primarily due to reduced incentive compensation expense.

  Operating Income. Operating income decreased $7.7 million (56%) to $6.0 million for 1996. The decrease was primarily attributable to (a) a $7.8 million reduction in Asia due primarily to cost overruns and delay in settlement of certain project cost recoveries on a project in Pakistan; (b) a $1.9 million decrease in North America due to reduced construction services and a charge for compensation expense for the difference between the maximum redemption value of common stock subject to redemption and the initial public offering price; offset by (c) a $2.1 million increase in South America due to high margin specialty services activity in Venezuela, which was substantially completed in 1996.

  Net Interest Income (Expense). Net interest income decreased $0.3 million to a net expense of $0.2 million for 1996, due primarily to a decrease in interest income on short-term investments.

  Minority Interest Expense. Minority interest expense increased $0.6 million to $2.2 million for 1996, due to the increased level of operations in jointly owned companies in certain work countries.

  Other Income (Expense). Other income increased $1.9 million to $1.5 million for 1996. The increase was primarily due to (a) a $1.0 million increase in net foreign exchange gains arising from remeasuring assets and liabilities in countries with highly inflationary economies and (b) a $0.7 million increase in net gains on sales and retirements of equipment.

  Provision for Income Taxes. Provision for income tax expense increased $2.4 million to $2.3 million for 1996, due to increases in taxable income and tax rates in certain work countries in 1996, and a lesser reduction in 1996 than in 1995 in previous estimates of income taxes in certain work countries.

 Year Ended December 31, 1995, Compared to Year Ended December 31, 1994

  Contract Revenues. Contract revenues increased $74.8 million (51%) to $220.5 million for 1995. The increase was primarily attributable to (a) a $30.5 million increase in contract revenues in Asia primarily from engineering, material procurement and construction services related to a 16 to 18 inch, 225 mile (365 kilometer) pipeline and four pump stations in Pakistan; (b) a $27.1 million increase in contract revenues in Africa related to specialty services associated with dredging, pipe coating and material procurement in Nigeria;
(c) a $14.8 million increase in contract revenues in South America related to fabrication and installation of concrete piles and platforms and other specialty services in Venezuela; (d) a $7.0 million increase in contract revenues in North America associated with construction of a 20 inch, 130 mile (205 kilometer) gas pipeline in the United States; offset by (e) a $2.6 million decrease in contract revenues in Oman due to reduced specialty services.

  Contract Cost. Contract cost increased $62.9 million (64%) to $161.6 million for 1995. The increase was primarily attributable to (a) a $29.5 million increase in contract cost in Asia due primarily to engineering, material procurement and construction services in Pakistan; (b) a $22.7 million increase in contract cost in Africa associated with specialty services in Nigeria; and (c) a $6.3 million increase in contract cost in South America related to increased construction and specialty services in Venezuela.

  Depreciation and Amortization. Depreciation and amortization expense increased $0.6 million to $15.2 million for 1995, due primarily to equipment and spare parts additions in 1995 of $18.9 million (compared to $7.2 million in 1994).

  General and Administrative. General and administrative expense increased $3.6 million to $27.9 million for 1995, due primarily to increased costs associated with new contracts in Africa and South America and the opening of a new office in Asia.

  Operating Income. Operating income increased $7.2 million (111%) to $13.7 million for 1995. The increase was primarily attributable to (a) a $6.0 million increase in South America related to increased specialty services; (b) a $3.6 million increase in Africa related to increased specialty services; (c) a $2.2 million increase in North America related to increased construction contracts and engineering margins; offset by (d) a $4.7 million decrease in the Middle East due to reduced specialty services.

  Net Interest Income (Expense). Net interest income decreased $0.7 million to $0.1 million for 1995, due primarily to reduced interest income on short-term investments.

  Minority Interest Expense. Minority interest expense decreased $0.2 million to $1.6 million for 1995, due to decreased activity in certain work countries.

  Other Income (Expense). Other income decreased $0.5 million to an expense of $0.4 million for 1995, due primarily to a foreign exchange loss.

  Provision (Credit) for Income Taxes. The credit for income taxes decreased $4.0 million to a credit of $0.1 million for 1995, principally due to increased taxable income in 1995 and a lesser reduction in 1995 than in 1994 in previous estimates of income taxes in certain countries.

EFFECT OF INFLATION AND CHANGING PRICES; FOREIGN EXCHANGE RISK MANAGEMENT

  The Company's operations are affected by increases in prices, whether caused by inflation, government mandates or other economic factors, in the countries in which it operates. The Company attempts to recover anticipated increases in the cost of labor, fuel and materials through price escalation provisions in certain of its major contracts or by considering the estimated effect of such increases when bidding or pricing new work.

  The Company attempts to negotiate contracts which provide for payment in U.S. dollars, but it may be required to take all or a portion of payment under a contract in another currency. To mitigate non-U.S. currency exchange risk, the Company seeks to match anticipated non-U.S. currency revenues with expenses in the same currency whenever possible. To the extent it is unable to match non-U.S. currency revenues with expenses in the same currency, the Company may use forward contracts, options or other common hedging techniques in the same non-U.S. currencies. As a result of the Company's foreign exchange risk management measures, aggregate foreign exchange gains during the last five years have exceeded aggregate foreign exchange losses during the same period. There can be no assurance that this strategy will continue to be successful in the future.

CAPITAL STRUCTURE, LIQUIDITY AND CAPITAL RESOURCES

  The Company's primary requirements for capital are to fund the acquisition, upgrade and maintenance of its equipment, provide working capital for current projects, finance the mobilization of employees and equipment to new projects, establish a presence in countries where the Company perceives growth opportunities and finance the possible acquisition of new businesses and equity investments. Historically the Company has met its capital requirements primarily from operating cash flows.

  Cash and cash equivalents decreased $10.0 million (42%) to $14.1 million at June 30, 1997, from $24.1 million at December 31, 1996. The decrease is due to $14.7 million in net capital expenditures for the purchase of equipment and spare parts, offset by positive cash flows of $2.7 million from operations (net of $11.0 million used by changes in operating assets and liabilities) and $2.0 million from financing activities.

  In February 1997, the Company entered into a new five-year $150.0 million credit agreement, that may be extended annually in one year increments, subject to certain approvals, for up to an additional three years, with a syndicated bank group including ABN AMRO Bank N.V. as agent and Credit Lyonnais, New York Branch, as co-agent. The new credit agreement provides for a $100.0 million revolving credit facility, part of which can be used for acquisitions and equity investments. The entire facility, less amounts used under the revolving portion of the facility, may be used for standby and commercial letters of credit. Principal is payable at termination on all revolving loans except qualifying acquisition and equity investment loans which are payable quarterly over the remaining life of the new credit agreement. Interest is payable quarterly at prime or other alternative interest rates. A commitment fee is payable quarterly based on an annual rate of 1/4% of the unused portion of the credit facility. The Company's obligations under the new credit agreement are secured by the stock of the principal subsidiaries of the Company. The new credit agreement requires the Company to maintain certain financial ratios, restricts the amount of annual dividend payments to the greater of 25 cents per share or 25% of net income and limits the Company's ability to purchase its own stock. At June 30, 1997, outstanding letters of credit totaled $43.2 million and there were no borrowings, leaving $106.8 million available under this facility.

  The Company has unsecured credit facilities with banks in certain countries outside the United States. Borrowings under these lines, in the form of short-term notes and overdrafts, are made at competitive local interest rates. Generally, each line is available only for borrowings related to operations in a specific country. Credit available under these facilities was approximately $8.5 million at June 30, 1997.

  If the Underwriters' over-allotment option granted by the Company is exercised in full or in part, resulting in proceeds to the Company, it is anticipated that the net proceeds therefrom will be used for working capital, to support expansion of operations and for possible acquisitions of assets and businesses. The Company believes that cash flow from operations and borrowing under existing credit facilities will be sufficient to finance working capital and capital expenditures for ongoing operations at least through the end of 1998. Working capital was $34.1 million at July 31, 1997, compared to $34.8 million at June 30, 1997, and is expected to decrease by year-end as cash and cash equivalents are used to fund equipment and spare parts capital expenditures. The Company estimates capital expenditures for equipment and spare parts of approximately $46.0 million during 1997, of which $18.6 million had been expended at July 31, 1997.

RECENTLY ISSUED ACCOUNTING STANDARDS

  In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings Per Share ("SFAS No. 128"), which establishes new standards for computing and presenting earnings per share. SFAS No. 128 is effective for earnings per share calculations for periods ending after December 15, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. If the provisions of SFAS No. 128 had been adopted in the first half of 1997, earnings per share for the periods presented in this Prospectus would not have changed.

                                   BUSINESS

GENERAL

  The Company is one of the leading independent contractors serving the oil and gas industry, providing construction, engineering and specialty services to industry and government entities worldwide. The Company places particular emphasis on projects in developing countries where the Company believes its experience gives it a competitive advantage. The Company's construction services include the building and replacement of major pipelines and gathering systems, flow stations, pump stations, gas compressor stations, gas processing facilities, oil and gas production facilities, piers, dock facilities and bridges. The Company's engineering services include feasibility studies, conceptual and detailed design, field services, material procurement and overall project management. The Company's specialty services include dredging, pipe coating, pipe double jointing, removal and installation of flowlines, fabrication of piles and platforms, maintenance and repair of pipelines, stations and other facilities, pipeline rehabilitation, general oilfield services and transport of oilfield equipment, rigs and vessels. The Company's backlog was $201.9 million at June 30, 1997, compared to $108.8 million at December 31, 1996, and $85.7 million at June 30, 1996. See "Business-- Backlog."

  The Company provides its services utilizing a large fleet of Company-owned equipment comprised of, among other things, marine vessels, barges, dredges, pipelaying equipment, heavy construction equipment, transportation equipment and camp equipment. At July 31, 1997, the Company had approximately 824 units of heavy construction equipment, 1,133 units of transportation equipment and 4,720 units of support equipment. The Company's equipment fleet is supported by warehouses of spare parts and tools which are located to maximize availability and minimize cost.

  The Company traces its roots to the construction business of Williams Brothers Company, founded in 1908. Through successors to that business, Willbros has completed many landmark projects around the world, including the "Big Inch" and "Little Big Inch" War Emergency Pipelines (1942-44), the Mid-America Pipeline (1960), the TransNiger Pipeline (1962-64), the Trans-Ecuadorian Pipeline (1970-72), the northernmost portion of the Trans-Alaskan Pipeline System (1974-76), the All American Pipeline System (1984-86), Colombia's Alto Magdalena Pipeline System (1989-90) and a portion of the Pacific Gas Transmission System expansion (1992-93). See "--Willbros Milestones."

  Over the years, Willbros has been employed by more than 400 clients to carry out work in over 50 countries. Within the past 10 years, Willbros has worked in Africa, Asia, the Middle East, North America and South America. Willbros' relatively steady base of ongoing construction, engineering and specialty services operations in Nigeria, Oman, the United States and Venezuela has been enhanced by major construction and engineering projects in Abu Dhabi, Colombia, Ecuador, Egypt, Gabon, Indonesia, Kuwait, Morocco, Nigeria, Oman, Pakistan, the United States and Venezuela.

  Representative clients (or affiliates of clients) of the Company include Royal Dutch Shell; Asamera (Overseas) Limited; Bilfinger & Berger; Conoco; Chevron; Kuwait Oil Company; Abu Dhabi National Oil Company; U.S. Army; U.S. Navy; Pacific Gas & Electric; Petroleum Development Oman; Enron; El Paso Energy; Petroleos de Venezuela S.A. ("PDVSA"); Occidental Petroleum; Duke Energy; Great Lakes Gas Transmission Company; E.N.I.; The Williams Companies; Nigerian National Petroleum Corporation ("NNPC"); and the Pak-Arab Refinery, Ltd. ("PARCO"). Private sector clients such as Royal Dutch Shell have historically accounted for the majority of the Company's revenues. Government entities and agencies, such as Kuwait Oil Company, U.S. Army, U.S. Navy, NNPC and PDVSA, have accounted for the remainder.

  WGI is incorporated in the Republic of Panama and maintains its headquarters at Dresdner Bank Building, 50th Street, 8th Floor, Panama 5, Republic of Panama; its telephone number is (50-7) 263-9282. Administrative services for the Company are provided by Willbros USA, Inc., which is located at 2431 East 61st Street, Suite 700, Tulsa, Oklahoma 74136-1267; its telephone number is
(918) 748-7000.

CURRENT MARKET CONDITIONS

  The Company believes several factors influencing the global energy market have led to and will continue to result in increased activity across its primary lines of business. The factors leading to higher levels of energy related capital expenditures include (a) rising global energy demand resulting from economic growth in developing countries, (b) the privatization of certain state-controlled oil and gas companies, and (c) the need for larger oil and gas transportation infrastructures in a number of developing countries.

  Accordingly, many significant projects are being undertaken, particularly in developing countries or regions where energy infrastructure spending has lagged. These include natural gas, crude oil and petroleum products pipeline projects, LNG projects and ancillary projects. Industry sources estimate that total worldwide pipeline construction expenditures will be approximately $17.0 billion for projects completed in 1997 and approximately $50.0 billion for projects completed beyond 1997.

  The Company believes that certain of these projects will meet its bidding criteria, and that the Company's worldwide pipeline construction, engineering and specialty services experience place it in an advantageous position to compete for such projects. The Company currently has a number of significant bids outstanding with respect to potential contract awards in Cameroon, Chad, Egypt, Indonesia, Mexico, Nigeria, Oman, the United States and Venezuela. The Company is currently preparing bids with respect to potential contract awards in Argentina, Chile, Indonesia, Mexico, Nigeria, Oman, Panama, Sudan, the United States and Venezuela. Finally, the Company expects to prepare and submit bids with respect to certain other potential construction and engineering projects in Africa, Asia, the Middle East, North America and South America during 1997 and 1998.

BUSINESS STRATEGY

  The Company seeks to maximize stockholder value through its growth strategy which encompasses geographic expansion, strategic alliances, acquisitions and quality improvement, while maintaining a strong balance sheet. In pursuing this strategy, the Company relies on (a) the competitive advantage gained from its experience in completing logistically complex and technically difficult projects in remote areas with difficult terrain and harsh climatic conditions and (b) its experienced multinational work force of approximately 3,930 employees, of whom more than 85% are citizens of the respective countries in which they work.

  Geographic Expansion. The Company's objective is to maintain its presence in regions where it has developed a strong base of operations, such as Africa, Asia, the Middle East, North America and South America, by capitalizing on its local experience, established contacts with local customers and suppliers and familiarity with local working conditions. In addition, the Company seeks to establish a presence in other strategically important areas, such as Cameroon, Canada, Chad, the C.I.S. and Mexico, as well as certain other selected areas in South America and Asia. In pursuing this strategy, the Company seeks to identify a limited number of long-term niche markets in which the Company can outperform the competition and establish an advantageous position.

  Strategic Alliances. The Company seeks to establish strategic alliances with companies whose resources, skills and strategies are complementary to and are likely to enhance the Company's business opportunities, including the formation of joint ventures and consortia to achieve competitive advantage and share risks. Such alliances have already been established in Australia, Cameroon, Chad, Indonesia, Malaysia, Mexico, Russia, Thailand, the United States and Venezuela. As an example of this strategy, the Company has entered into a Joint Development Agreement with a unit of British Gas plc to promote the utilization of an epoxy-filled pipeline repair sleeve developed by British Gas and offer a full range of pipeline rehabilitation services to the oil and gas industry, including assessment and rehabilitation construction services. As a related strategy, the Company may decide to make an equity investment in a project in order to enhance its competitive position and/or maximize project returns.

  Acquisitions. The Company seeks to identify, evaluate and acquire companies that offer growth opportunities and the ability to complement the Company's resources and capabilities. Consistent with this strategy, in 1994 the Company acquired CAMSA. CAMSA operates in Venezuela and, in addition to performing onshore construction and specialty services, possesses expertise in marine construction and the fabrication and installation of concrete piles and platforms for offshore projects. Further to this strategy, in 1997 the Company entered into a new credit agreement, a substantial portion of which can be used for acquisitions.

  Quality Improvements. The Company's quality program enhances the Company's ability to meet the specific requirements of its customers through continuous improvement of all its business processes, at the same time improving competitiveness and profitability. One important goal of the quality program is to obtain ISO 9000 certification for the quality system employed by the Company as a whole. ISO 9000, an internationally recognized verification system for quality management, has in recent years been made a criterion for prequalification of contractors by certain clients and potential clients, and this trend is expected to continue. The certification process involves a rigorous review and audit of the Company's management processes and quality control procedures. As of August 15, 1997, seven of the Company's subsidiaries had achieved ISO 9000 certification.

  Conservative Financial Management. The Company emphasizes the maintenance of a conservative balance sheet in order to finance the development and growth of its business. As of June 30, 1997, the Company had $2.5 million of debt, $14.1 million of cash and $106.8 million available under its credit facility. The Company also seeks to obtain contracts that are likely to result in recurring revenues in order to partially mitigate the cyclical nature of its construction and engineering businesses. For example, the Company generally seeks to obtain specialty services contracts of more than one year in duration. Additionally, the Company acts to minimize its exposure to currency fluctuations through the use of U.S. dollar-denominated contracts whenever possible, by limiting payments in local currency to approximately the amount of local currency expenses, and otherwise by engaging in hedging activities such as purchasing foreign currency forward contracts. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Capital Structure, Liquidity and Capital Resources."

WILLBROS BACKGROUND

  The Company is the successor to the pipeline construction business of Williams Brothers Company which was started in 1908 by Miller and David Williams. In 1949, the business was reconstituted and acquired by the next generation of the Williams family. The resulting enterprise eventually became The Williams Companies, Inc., a major U.S. interstate natural gas and petroleum products pipeline operating company ("Williams").

  In 1975, Williams elected to discontinue its pipeline construction activities and, in December 1975, sold substantially all of the non-U.S. assets and entities comprising its pipeline construction division to a newly formed Panama corporation (eventually renamed "Willbros Group, Inc.") owned by employees of the division. In 1979, Willbros Group, Inc. retired its debt incurred in the acquisition by selling a 60% equity stake to Heerema. In 1986, Heerema acquired the balance of Willbros Group, Inc., which then operated as a wholly owned subsidiary of Heerema until April 1992.

  In April 1992, Heerema sold Willbros Group, Inc. to a corporation formed December 31, 1991, in the Republic of Panama by members of the Company's management, the Yorktown and Concord Investors, Brown University Third Century Fund and Heerema. Subsequently, the original Willbros Group, Inc. was dissolved into the acquiring corporation which was renamed "Willbros Group, Inc." In August 1996, the Company completed an initial public offering of Common Stock in which Heerema sold all of its shares of Common Stock.

  The term "Willbros," as used in this Prospectus, includes the Company, the original Willbros Group, Inc. and their predecessors in the pipeline construction business, as described above.

WILLBROS MILESTONES

  The following are selected milestones which Willbros has achieved:

 1915       Began pipeline work in the United States.
 1939       Began international pipeline work in Venezuela.
 1942-44    Served as principal contractor on the "Big Inch" and "Little Big
            Inch" War Emergency Pipelines in the United States which delivered
            Gulf Coast crude oil to the Eastern Seaboard.
 1947-48    Built the 370 mile (600 kilometer) Camiri to Sucre and Cochabamba crude oil pipeline in Bolivia.
 1951       Completed the 400 mile (645 kilometer) western segment of the
            Trans-Arabian Pipeline System in Jordan, Syria and Lebanon.
 1954-55    Built Alaska's first major pipeline system, consisting of 625 miles
            (1,000 kilometers) of petroleum products pipeline, housing, communications, two tank farms, five pump stations
            and marine dock and loading facilities.
 1956-57    Led a joint venture which constructed the 335 mile (535 kilometer)
            southern section of the Trans-Iranian Pipeline, a products pipeline system extending from Abadan to Tehran.
 1958       Constructed pipelines and related facilities for the world's largest oil export terminal at Kharg Island, Iran.
 1960       Built the first major liquified petroleum gas pipeline system, the
            2,175 mile (3,480 kilometer) Mid-America Pipeline in the United
            States, including six delivery terminals, two operating terminals,
            13 pump stations, communications and cavern storage.
 1962       Began operations in Nigeria with the commencement of construction of the TransNiger Pipeline, a 170 mile (275 kilometer) crude oil pipeline.
 1964-65    Built the 390 mile (625 kilometer) Santa Cruz to Sica Sica crude oil pipeline in Bolivia. The highest altitude reached by this line is 14,760 feet (4,500 meters) above sea level, which
            management believes is higher than the altitude of any other pipeline in the world.
 1965       Began operations in Oman with the commencement of construction of the 175 mile (280 kilometer) Fahud to Muscat crude oil pipeline system.
 1967-68    Built the 190 mile (310 kilometer) Orito to Tumaco crude oil pipeline in Colombia, one of five Willbros crossings of the Andes mountains, a project notable for the use of helicopters
            in high altitude construction.
 1969       Completed a gas gathering system and 105 miles (170 kilometers) of
            42 inch trunkline for the Iranian Gas Trunkline Project (IGAT) in
            Iran to supply gas to the USSR.
 1970-72    Built the Trans-Ecuadorian Pipeline, consisting of 315 miles (505 kilometers) of 20 and 26 inch pipeline, seven pump stations, four pressure reducing stations and six storage tanks.
 1974-76    Led a joint venture which built the northernmost 225 miles (365 kilometers) of the Trans-Alaskan Pipeline System.
 1974-76    Led a joint venture which constructed 290 miles (465 kilometers) of pipeline and two pump stations in the inaccessible western Amazon basin of Peru.

 1974-79 Designed and engineered the 500 mile (795 kilometer) Sarakhs-Neka gas transmission line in northeastern Iran.
 1976-79 Acted as technical leader of a consortium which designed and supplied six modularized gas compressor stations totaling 726,000 horsepower for the 56 inch Urengoy to Chelyabinsk gas pipeline system in western Siberia.
 1982-83    Built the Cortez carbon dioxide pipeline system in the southwestern
            United States, consisting of 505 miles (815 kilometers) of 30 inch pipe.
 1984-86    Constructed, through a joint venture, the All American Pipeline
            System, a 1,240 mile (1,995 kilometer), 30 inch heated pipeline, including 23 pump stations, in the United States.
 1984-95 Developed and furnished a rapid deployment fuel pipeline distribution and storage system for the U.S. Army which was used extensively and successfully in Saudi Arabia during Operation
            Desert Shield/Desert Storm in 1990/1991 and in Somalia during 1993.
 1985-86 Built a 185 mile (300 kilometer) 24 inch crude oil pipeline from Ayacucho to Covenas in Colombia.
 1987 Rebuilt 25 miles (40 kilometers) of the Trans-Ecuadorian crude oil pipeline within six months after major portions were destroyed by an earthquake.
 1988-92 Performed the project management, engineering, procurement and field support services to expand the Great Lakes Gas Transmission
            System in the northern United States. The expansion involved modifications to 13 compressor stations and the addition of 660 miles (1,060 kilometers) of 36 inch pipeline in 50 separate loops.
 1989-90    Built the Alto Magdalena Pipeline System in Colombia, consisting of
            250 miles (400 kilometers) of 20 inch crude oil pipeline, one pump station and a tank farm.
 1989-92 Provided pipeline engineering and field support services for the Kern River Gas Transmission System, a 36 inch pipeline project extending over 685 miles (1,100 kilometers) of desert and mountains from Wyoming to California in the United States.
 1992-93 Rebuilt oil field gathering systems in Kuwait as part of the post-war reconstruction effort.
 1992-93 Built 150 miles (240 kilometers) of 42 inch pipeline in Oregon to expand the Pacific Gas Transmission System.
 1992-94 Resumed activities in the C.I.S. Selected to develop export pipeline system for Caspian Pipeline Consortium from Tengiz field in Kazakstan to Black Sea oil terminal at Novorossiysk, Russia, and established a representative office and joint stock company in Russia.
 1994 Re-entered Venezuela oil service market through the acquisition of CAMSA.
 1995 Entered into an agreement with a Japanese trading company providing for the joint development of projects in selected markets in Southeast Asia and established an office in Jakarta, Indonesia, to pursue major projects in the region.
 1995-97 Carrying out two contracts in Pakistan for construction, material procurement and engineering of the MFM Pipeline Extension Project, which consists of 225 miles (365 kilometers) of 18 inch and 16 inch multi-product pipeline and related facilities.

 1996       Listed shares in an initial public offering of common stock on the
            NYSE under the symbol "WG."
 1996       Began design work on an EPC contract with Asamera (Overseas)
            Limited to construct pipelines, flowlines and related facilities for the Corridor Block Gas Project located in southern Sumatra,
            Indonesia.
 1996-97    Achieved ISO Certification for seven operating companies.
 1997       Began work on a contract for the construction of 120 miles (200 kilometers) each of 36 inch and 20 inch pipelines in the Zuata
            Region of the Orinoco Belt in Venezuela.
 1997       Began work on a contract with an MW Kellogg joint venture for the construction of a 35 mile (55 kilometer) gas pipeline for an LNG plant in Kalimantan, Indonesia, furthering the Company's efforts to establish Indonesia as an ongoing work country.
 1997       Entered the Mexican market by beginning work on an EPC contract for
            El Paso Natural Gas Company and Gasoductos de Chihuahua, a joint venture between El Paso and PEMEX, to construct a 45 mile (75 kilometer) gas pipeline system in Texas and Mexico.

LINES OF BUSINESS

  The Company operates in a single industry segment, primarily providing contract services to the oil and gas industry. The main lines of business within this segment include construction, engineering and specialty services. The following table reflects the Company's contract revenues by line of business for 1994, 1995 and 1996.

                                           YEAR ENDED DECEMBER 31,
                              --------------------------------------------------
                                    1994             1995             1996
                              ---------------- ---------------- ----------------
                               AMOUNT  PERCENT  AMOUNT  PERCENT  AMOUNT  PERCENT
                              -------- ------- -------- ------- -------- -------
                                        (DOLLAR AMOUNTS IN THOUSANDS)
Construction services........ $ 42,661    29%  $ 69,262    31%  $ 41,090    21%
Engineering services.........   32,903    23     31,414    15     58,841    30
Specialty services...........   70,152    48    119,830    54     97,757    49
                              --------   ---   --------   ---   --------   ---
  Total...................... $145,716   100%  $220,506   100%  $197,688   100%
                              ========   ===   ========   ===   ========   ===

 Construction Services

  The Company is one of the most experienced contractors serving the oil and gas industry. The Company's construction capabilities include the expertise to construct and replace large diameter cross-country pipelines; to construct oil and gas production facilities, pump stations, flow stations, gas compressor stations, gas processing facilities and other related facilities; and to construct piers, docks and bridges.

  Pipeline Construction. World demand for pipelines results from the need to move millions of barrels of crude oil and petroleum products and billions of cubic feet of natural gas to refiners, processors and consumers each day. Pipeline construction is capital intensive, and the Company owns, operates and maintains a fleet of specialized equipment necessary for it to engage in the pipeline construction business. The Company focuses on pipeline construction activity in remote areas and harsh climates where it believes its experience gives it a competitive advantage. Willbros believes that it has constructed more miles of pipeline than any other private sector company.

  The construction of a cross-country pipeline involves a number of sequential operations along the designated pipeline right-of-way. These operations are virtually the same for all overland pipelines, but personnel and equipment may vary widely depending upon such factors as the time required for completion, general climatic conditions, seasonal weather patterns, the number of road crossings, the number and size of river crossings, terrain considerations, extent of rock formations, density of heavy timber and amount of swamp. Construction often involves separate crews to perform the following different functions: clear the right-of-way; grade the right-of-way; excavate a trench in which to bury the pipe; haul pipe to intermediate stockpiles from which stringing trucks carry pipe and place individual lengths (joints) of pipe alongside the ditch; bend pipe joints to conform to changes of direction and elevation; clean pipe ends and line up the succeeding joint; perform various welding operations; non-destructively inspect welds; clean pipe and apply anti-corrosion coatings; lower pipe into the ditch; backfill the ditch; bore and install highway and railroad crossings; drill, excavate or dredge and install pipeline river crossings; tie in all crossings to the pipeline; install mainline valve stations; conduct pressure testing; install cathodic protection system; and perform final clean up.

  Special equipment and techniques are required to construct pipelines across wetlands. From a launching station on dry land, a section of several joints of pipe which have been welded together may be pushed into a flooded ditch. By securing floaters to the pipe it is possible to float the pipe. The next section is then welded to the end of the previous section, after which it is pushed into the flooded ditch. The same method can be used from a properly secured and anchored barge. Another specialized swamp pipe laying technique is to lay the pipe from a lay barge which moves along the right-of-way, laying one joint at a time; each joint is aligned and welded, and the weld non-destructively inspected and coated before being lowered in. The Company uses swamp pipelaying methods extensively in Nigeria, where most of its construction operations are carried out in the Niger River delta. In addition to primary equipment such as laybarges, dredges and swamp backhoes, the Company has a substantial investment in support vessels, including tugboats, barges, supply boats, and houseboats, which are required in order to maintain a capability in swamp pipeline construction.

  Station Construction. Oil and gas companies require various facilities in the course of producing, processing, storing and moving oil and gas. The Company is experienced in and capable of constructing facilities such as pump stations, flow stations, gas processing facilities, gas compressor stations and metering stations. The Company is capable of building such facilities onshore, offshore or in swamp locations. The construction of station facilities, while not nearly as capital intensive as pipeline construction, is generally characterized by complex logistics and scheduling, particularly on projects in locations where seasonal weather patterns limit construction options, and in countries where the importation process is difficult. Willbros' capabilities have been enhanced by its experience in dealing with such challenges in numerous countries around the world.

  Marine Construction. The Company constructs and installs fixed drilling and production platforms in Venezuela, primarily in Lake Maracaibo. Because of the extremely corrosive conditions, concrete, rather than steel, piling is driven deep into the lakebed to support such platforms. The Company is also capable of building bridges, docks, jetties and mooring or breasting dolphins. The Company's marine fleet includes pile driving barges, derrick barges and other vessels which support marine construction operations.

 Engineering Services

  The Company provides engineering, project management and material procurement services to the oil and gas industry and government agencies. The Company specializes in providing engineering services to assist clients in constructing or expanding pipeline systems, compressor stations, pump stations, fuel storage facilities and field gathering and production facilities. Through experience, the Company has developed expertise in addressing the unique engineering issues involved with pipeline systems and associated facilities to be installed where climatic conditions are extreme, where areas of environmental sensitivity must be crossed, where fluids which present extreme health hazards must be transported and where fluids which present technical challenges regarding material selection are transported.

  To complement its engineering services, the Company also provides a full range of field services, including surveying, right-of-way acquisition, material receiving and control, construction inspection and facilities startup assistance. Such services are furnished to a number of oil and gas industry and government clients on a stand-alone basis; and, in addition, are provided as part of engineering, procurement and construction contracts undertaken by the Company.

  Climatic Constraints. In the design of pipelines and associated facilities to be installed in harsh environments, special provisions for metallurgy of materials and foundation design must be addressed. The Company is experienced in designing pipelines for arctic conditions, where permafrost and extremely low temperatures are prevalent, and for desert conditions, mountainous terrain and swamps.

  Environmental Impact of River Crossings. The Company has considerable capability in designing pipeline crossings of rivers and streams in such a way as to minimize environmental impact. The Company possesses expertise to determine the optimal crossing techniques (e.g., open cut, directionally drilled or overhead) and to develop site specific construction methods to minimize bank erosion, sedimentation and other environmental impacts.

  Seismic Design and Stress Analysis. Company engineers are experienced in seismic design of pipeline crossings of active faults and areas where liquefaction or slope instability may occur due to seismic events. Company engineers also carry out specialized stress analyses of piping systems that are subjected to expansion and contraction due to temperature changes, as well as loads from equipment and other sources.

  Hazardous Materials. Special care must be taken in the design of pipeline systems transporting sour gas. Sour gas not only presents challenges regarding personnel safety (hydrogen sulfide leaks can be extremely hazardous), but also requires that material be specified to withstand highly corrosive conditions.

  Hydraulics Analysis for Fluid Flow in Piping Systems. The Company employs engineers with the specialized knowledge necessary to address properly the effects of both steady state and transient flow conditions for a wide variety of fluids transported by pipelines (natural gas, crude oil, refined petroleum products, natural gas liquids, carbon dioxide and water). This expertise is important in optimizing the capital costs of pipeline projects where pipe material costs typically represent a significant portion of total project capital costs.

  Natural Gas Transmission Systems. The expansion of the natural gas transportation network in the United States in recent years has been a major contributor to the engineering business of the Company. The Company believes it has established a strong position as a leading supplier of engineering services to natural gas pipeline transmission companies in the United States. Since 1988, Willbros has provided, or is providing, engineering services for seven major natural gas pipeline projects in the United States, totaling more than 3,300 miles (5,400 kilometers) of large diameter pipe for new systems and expansions of existing systems. During this same period, Willbros was also the engineering contractor for 15 compressor stations (or additions to existing stations) for six clients.

  Liquids Pipelines and Storage Facility Design. Willbros has engineered a number of crude oil and refined petroleum products systems throughout the world, and has become recognized for its expertise in the engineering of systems for the storage and transportation of petroleum products and crude oil. In recent years, the Company has been responsible for the engineering of a major expansion of a products pipeline system in the United States, involving 395 miles (640 kilometers) of pipeline in New Mexico and Texas. Currently, the Company is providing engineering and field services for a major expansion of a crude oil system in Wisconsin and Illinois, involving over 450 miles (725 kilometers) of large diameter pipeline to serve the upper midwest refineries with Canadian crude oil.

  U.S. Government Services. Since 1981, Willbros has established its position with U.S. government agencies as a leading engineering contractor for jet fuel storage and aircraft fueling facilities, having performed the engineering for major projects at seven U.S. military bases including three air bases outside the U.S. The award of these projects was based on contractor experience and personnel qualifications.

  Design of Peripheral Systems. The Company's expertise extends to the engineering of a wide range of project peripherals, including various types of support buildings and utility systems, power generation and electrical transmission, communications systems, fire protection, water and sewage treatment, water transmission, roads and railroad sidings.

  Material Procurement. Because material procurement plays such a critical part in the success of any project, the Company maintains an experienced staff to carry out material procurement activities. Material procurement services are provided to clients as a complement to the engineering services performed for a project. On engineering, procurement and construction contracts undertaken by the Company, material procurement is especially critical to the timely completion of construction. The Company maintains a computer-based material procurement, tracking and control system, which utilizes software enhanced to meet the Company's specific requirements.

 Specialty Services

  The Company provides a wide range of support and ancillary services related to the construction, operation, repair and rehabilitation of pipelines. Frequently, such services require the utilization of specialized equipment which is costly and requires operating expertise. Due to the initial equipment cost and operating expertise required, many companies contract for the use of such specialized equipment and experienced personnel. The Company owns and operates a variety of specialized equipment that is used to support construction projects and to provide a wide range of oilfield services. The following is a description of the primary types of specialty services.

  Dredging. The Company conducts dredging operations on its own projects and as a subcontractor for other companies. Dredging equipment is required to pump sand to establish a land location in a swamp and to excavate trenches for pipelines in swamps or offshore locations and for river crossings. Dredging equipment is also used to maintain required depth of navigation channels for barges and other water craft. This maintenance dredging is often performed on annual or multi-year contracts. The Company owns a fleet of dredges, including cutter suction dredges and grab dredges, which are routinely used in Nigeria and can be readily deployed to other projects in the region.

  Pipe Coating. The Company owns and operates coating equipment which applies a variety of protective anti-corrosion coatings to the external surface of line pipe. The external coating is required to protect buried pipe in order to mitigate external corrosion.

  Concrete Weight Coating. Pipelines installed in wetlands or marine environments must be heavy enough to offset the buoyancy forces on the buried pipeline to keep the pipeline from floating out of the ditch. The most effective method of achieving the required negative buoyancy is concrete coating applied over the anti-corrosion coating to a calculated thickness. The Company owns and operates a facility in Nigeria to apply concrete weight coating to line pipe.

  Pipe Double Jointing. Large diameter pipe for onshore pipeline projects is normally manufactured in 40 foot (12 meter) nominal lengths (joints) to facilitate ocean transportation. On long distance, large diameter pipeline projects, it is usually economical to weld two joints into an 80 foot (24 meter) double joint at a location or locations along the pipeline route. This technique reduces the amount of field welding by 50%, and, because welding is often the critical operation, it may accelerate construction of the pipeline. The double joint welds are made with a semi-automatic submerged arc welding process which produces high quality and consistent welds at lower costs than field welding. The Company owns two transportable self-contained double joint plants which can handle 24 inch to 48 inch diameter pipe and are used on both domestic and international projects.

  Piling. The Company's subsidiary in Venezuela specializes in the fabrication and installation of 36 inch concrete piles up to 220 feet (67 meters) in length. These piles are used to construct marine facilities such as drilling platforms, production platforms, bridges, docks, jetties and mooring or breasting dolphins. The Company also owns barges and pile driving equipment to install piles in Venezuela and Nigeria.

  Marine Heavy Lift Services. The primary equipment used for oil and gas production facilities is usually manufactured on skids at the vendor's shop and transported to the production site by ocean-going water craft. The Company owns a variety of heavy lift barges and tugs to transport such equipment from the receiving country port to the production location and to install the equipment on the platforms. Other services include marine salvage and dry-dock facilities for inland water barges.

  Transport of Dry and Liquid Cargo. Exploration and production operations in marine environments require logistical support services to transport a variety of liquid and dry cargo to the work sites. The Company owns and operates a diversified fleet of marine equipment to provide transportation services to support these operations in Nigeria and Venezuela.

  Rig Moves. Derricks used for drilling oil and gas wells and for well work-overs require heavy transportation equipment to move such equipment and tanks and storage vessels between well locations. The Company owns a fleet of heavy trucks and trailers and provides transportation services to move rigs for clients in Oman and Venezuela.

  Pipeline Rehabilitation Services. The Company and BG Inspection Services, Inc., the U.S. pipeline inspection unit of British Gas plc, have executed a Joint Development Agreement to pursue pipeline repair and rehabilitation projects in North, Central and South America. The joint effort will promote the utilization of the British Gas developed "epoxy-filled repair sleeve" and will offer a full range of related pipeline rehabilitation services related to the oil and gas industry, including inspection, assessment and rehabilitation construction services. This repair technique permits permanent repairs to be made to a pipeline without cutting sections of pipe from the pipeline and without interruption of service. The Company and British Gas have also used this rehabilitation procedure for a client in Oman on approximately 790 miles (1,275 kilometers) of 6 inch through 38 inch crude oil and natural gas pipelines.

  Maintenance and Repair Services. The Company provides a wide range of other services including mechanical, electrical, instrumentation, civil works, road maintenance and provision of camp services for operating personnel associated with operation and maintenance of oil and gas gathering systems and production equipment.

GEOGRAPHIC REGIONS

  The Company currently operates in Africa, Asia, the Middle East, North America and South America. The following table reflects the Company's contract revenues by geographic region for 1994, 1995 and 1996.

                                           YEAR ENDED DECEMBER 31,
                              --------------------------------------------------
                                    1994             1995             1996
                              ---------------- ---------------- ----------------
                               AMOUNT  PERCENT  AMOUNT  PERCENT  AMOUNT  PERCENT
                              -------- ------- -------- ------- -------- -------
                                        (DOLLAR AMOUNTS IN THOUSANDS)
Africa....................... $ 68,908    47%  $ 95,972    43%  $ 87,283    44%
Asia.........................      540     1     31,011    14     35,077    17
Middle East..................   23,469    16     21,870    10     23,513    12
North America................   48,061    33     52,100    24     32,918    17
South America................    4,738     3     19,553     9     18,897    10
                              --------   ---   --------   ---   --------   ---
  Total...................... $145,716   100%  $220,506   100%  $197,688   100%
                              ========   ===   ========   ===   ========   ===

See Note 13 to the Consolidated Financial Statements included elsewhere in this Prospectus for additional information about the Company's operations in these geographic regions.

 Africa

  Africa has been and will continue to be an important strategic market for the Company. The Company believes that there will be opportunities to expand its business in Africa, particularly through the development of natural gas projects. There are large, potentially exploitable reserves of natural gas in West Africa, extending from the Ivory Coast to Angola. Depending upon the world market for natural gas and the availability of financing, the amount of potential new work could be substantial. The Company intends to maintain its presence in the region and seeks to increase its share of available work. Willbros is currently monitoring or bidding major work prospects in Cameroon, Chad, Egypt, Ethiopia, Kenya, Nigeria, Sudan and Tanzania.

  Over the past 50 years, Willbros has completed major projects in a number of African countries including Algeria, Egypt, Gabon, Libya, Morocco and Nigeria. The Company has management staff resident in Africa, assisted by engineers, managers and craftsmen with extensive African experience, capable of providing construction expertise, repair and maintenance services, dredging operations, pipe coating and engineering support. Strong local relationships have enabled Willbros to satisfy the varied needs of its clientele in the region.

  Willbros has had a continuous presence in Nigeria since 1962. The Company's activities in Nigeria are directed from a fully staffed operational base near Port Harcourt. This 60 acre compound includes office and living facilities, equipment and vehicle repair shops, a marine jetty and warehouses for both Company and client materials and spare parts. The Company has diversified its range of services by adding dredging and pipe coating expertise. Having diverse yet complementary capabilities has often given the Company a competitive advantage on projects which contain several distinct work elements within the project's scope of work. For example, the Company believes that it is currently the only contractor operating in the Nigerian oil and gas sector capable, on its own, of executing a pipeline construction project, which requires yard coating of line pipe, installation of major water crossings and both swamp and cross country segments of pipeline. The Company's current activities in Nigeria include the construction of 20 miles (30 kilometers) of 36 inch gas pipeline, including a river crossing, for the Bonny LNG project for Saipem and contracts with Shell to provide dredging services and swamp flowline maintenance services.

  The Company's backlog in Africa was $41.7 million at June 30, 1997, compared to $30.4 million at June 30, 1996.

 Asia

  In an effort to take advantage of the rapidly growing economies and increasing demand for energy infrastructures in Asia, the Company has made Asia a priority target market for geographic expansion. The Company believes that Asia will continue to lead all other regions in economic growth, industrialization and urbanization. With over half of the world's population, Asia must develop and distribute more energy resources to fuel aggressive modernization programs. The relative abundance of undeveloped natural gas resources, along with environmental concerns, favor the use of natural gas for power generation and industrial and residential usage in the region. The anticipated development of a region-wide gas grid will provide the transportation system required to move gas to growing markets.

  To capitalize on these trends, in March 1995, the Company established an office in Jakarta, Indonesia, to pursue potential major projects in Asia. In October 1995, the Company entered into a cooperation agreement with a major Japanese trading company providing for the joint development of projects in Indonesia, Malaysia and Thailand. In November 1996, the Company was awarded a $33 million contract by Asamera (Overseas) Limited to construct pipelines, flowlines and related facilities for the Corridor Block Gas Project in southern Sumatra, Indonesia. In June 1997, the Company was awarded a $22 million contract by an MW Kellogg joint venture for the construction of a gas pipeline for an LNG plant in Kalimantan, Indonesia. The Company is currently monitoring or bidding work prospects in Australia, India, Indonesia, Malaysia, Pakistan and Papua New Guinea.

  The Company is currently completing contracts for Pak-Arab Refinery, Ltd. relating to the MFM Pipeline Extension Project in Pakistan. The contracts include the supply of project materials, the engineering and construction of 225 miles (365 kilometers) of 18 and 16 inch petroleum products pipeline, the expansion of an existing terminal (including 267,000 barrels of storage capacity), the addition of a new terminal and pump station (including 270,000 barrels of storage), the addition of a storage terminal (including 443,000 barrels of storage) and design of a future pump station. These projects are being managed from the Company's project office in Lahore, Pakistan.

  Willbros' activities in the C.I.S. date back to 1976. The C.I.S. continues to be an area of interest to the Company because it contains vast reserves of oil and gas and many of the Company's clients are major oil and gas companies who are candidates to participate in the development of energy resources in the C.I.S. The oil reserves contained in the Tengiz Field, the largest field to be served by the planned Caspian Crude Oil Export Pipeline System, and the gas reserves contained in the Bovanenkovskoye Field, the anchor field on the gas-rich Yamal peninsula, are each generally recognized to be among the largest in the world. These are but two of many fields which are candidates for significant exploration and production investments. The Company is prepared to offer its support services to such clients. To compete in the Russian market, the Company has an Accredited Representative Office in Moscow, as well as a Russian joint stock company licensed to perform a broad range of engineering and construction services.

  The Company's backlog in Asia was $54.4 million at June 30, 1997, compared to $25.1 million at June 30, 1996.

 Middle East

  The Company believes that increased exploration and production activity in the Middle East will continue to be the primary factor influencing the construction of new energy transportation systems. The majority of future transportation projects in the region are expected to be centered around natural gas due to increased regional demand, governments' realization of gas as an important asset and an underdeveloped gas transportation infrastructure throughout the region. The Company is aggressively pursuing business opportunities throughout the Middle East and is currently bidding work or monitoring prospects in Abu Dhabi, Kuwait, Oman, Qatar, Saudi Arabia and Yemen.

  Willbros operations in the Middle East date back to 1948. It has worked in most of the countries in the region, with particularly heavy involvement in Iran, Kuwait, Oman and Saudi Arabia. In Iran, Willbros designed or constructed a substantial portion of the pipelines and related facilities that exist today. During 1992 and 1993, following the Gulf War, the Company carried out a significant program of gathering line replacement in Kuwait to help Kuwait Oil Company restore its production capacity.

  Currently, the Company has ongoing operations in Oman, where Willbros has been active for more than 30 years. The Company maintains a fully staffed facility in Oman with equipment repair facilities and spare parts on site and offers construction expertise, repair and maintenance services, engineering support, oil field transport services, materials procurement and a variety of related services to its clients. Current operations in Oman include a general oilfield services contract for Occidental of Oman, a pipeline construction contract and a crane supply and operation program for Petroleum Development Oman ("PDO"). Work carried out in Oman during 1997 includes pipeline construction, pipeline maintenance, mechanical services and flowline work for Occidental of Oman and PDO.

  The Company's backlog in the Middle East was $5.4 million at June 30, 1997, compared to $14.7 million at June 30, 1996.

 North America

  Willbros has provided services to the U.S. oil and gas industry for more than 80 years. The Company believes that the United States will continue to be an important market for its services. Recent deregulation of the electric power and natural gas pipeline industries in the United States has led to the consolidation and reconfiguration of existing pipeline infrastructure and the establishment of new energy transport systems, which the Company expects will result in continued demand for its services. The demand for natural gas for industrial and power usage in the Upper Midwest and Northeastern United States will also fuel the requirement to build new natural gas transportation infrastructure in the region. Supply to satisfy such market demand for natural gas will come from existing and new production in Western Canada, the Gulf of Mexico and the Canadian Atlantic offshore region. Environmental concerns will likely continue to require careful, thorough and specialized professional engineering and planning for all new facilities within the oil and gas sector. Furthermore, the demand for replacement and rehabilitation of pipelines is expected to increase as pipeline systems in the United States approach the end of their design lives and population trends influence overall energy needs.

  Willbros is recognized as an industry leader in the United States, for providing state-of-the-art engineering and construction services. The Company maintains a staff of experienced management, construction, engineering and support personnel in the United States. Among Willbros' significant achievements in the United States are (a) the construction of the two northernmost segments of the Trans-Alaskan Pipeline System (1974-76), which consisted of a 225 mile (365 kilometer) crude oil pipeline and a 140 mile (225 kilometer) fuel gas pipeline and (b) a joint venture to build the All American Pipeline System (1984-86), a 1,240 mile (1,995 kilometer) heated crude oil pipeline with 23 pumping and heating stations. The Company was a construction contractor on the Pacific Gas & Electric-PGT pipeline expansion project in Oregon and the Tuscarora Gas Transmission project in Nevada and California. Since 1988, Willbros has provided engineering services for the Great Lakes Gas Transmission Company's system expansion, the Kern River Gas Transmission System, the Northwest Pipeline System expansion, the NorAm Line AC pipeline project and the Florida Gas pipeline project. During the same period, Willbros was the engineering contractor for 15 compressor stations or station expansions on behalf of six different clients in the United States. Currently, the Company is providing engineering services for the Northern Border Natural Gas pipeline extension, the Portland Natural Gas Transmission project in New England, the KN Energy "Pony Express" natural gas pipeline from Wyoming to Missouri, and the Lakehead Pipe Line Company crude oil pipeline expansion project in Wisconsin and Illinois. Recently, the Company was awarded a contract to engineer and construct a 45 mile (75 kilometer) 24 inch gas pipeline system in Texas and Mexico for El Paso Natural Gas Company and Gasoductos de Chihuahua.

  Willbros has also provided significant engineering services to the U.S. Government during the past 15 years, particularly in fuel storage and distribution systems and aircraft fueling facilities. Willbros performed the engineering for major projects on seven U.S. military bases, four of which were located within the United States. In 1984, Willbros was selected by the U.S. Army to act as the systems integration contractor for the Southwest Asia Petroleum Distribution Operational Project. Willbros was responsible for developing and procuring a tactical fuel distribution and storage system to support military operations worldwide. The system was successfully deployed in Saudi Arabia during Operation Desert Storm. Willbros acted as the systems integrator for this project until 1996. Currently, the Company is performing two multi-year contracts with the U.S. government to (a) prepare operating and maintenance manuals for fuel storage depots worldwide and (b) conduct integrity assessments and carry out repair of pipeline and fueling facilities at military installations worldwide.

  The Company's backlog in North America was $39.9 million at June 30, 1997, compared to $15.5 million at June 30, 1996.

 South America

  Willbros' first entry into South America was in Venezuela in 1939. Recent developments involving political changes and privatization efforts in many of the South American countries make this region especially attractive to the Company. In particular, privatization and deregulation in this region are allowing more foreign and domestic private investment in the energy sector which, until recently, had traditionally been controlled by state-owned energy companies. In Argentina, Bolivia, Brazil, Chile and Peru, gas transportation projects will continue to evolve to meet increasing demand for gas for industrial and power usage in the rapidly growing urban areas. In Venezuela, Colombia and Ecuador, crude oil transportation systems will need to be built and upgraded so that the vast crude reserves in these countries can be efficiently exported to the world market. The Company is aggressively pursuing business opportunities throughout South America and currently bidding work or monitoring prospects in Argentina, Bolivia, Brazil, Chile, Ecuador, Peru and Venezuela.

  Willbros has performed numerous major projects in South America, where its accomplishments include the construction of five major pipeline crossings of the Andes Mountains and setting a world altitude record for constructing a pipeline. Willbros' largest project in South America was a $134.0 million turn-key project for the procurement and construction of the Alto Magdalena Crude Oil Pipeline System in Colombia, awarded to Willbros in 1989 and completed in 1990.

  Venezuela, the largest oil producer in South America, is a particularly important market for the Company. With conservative estimates of proven reserves of more than 72 billion barrels of oil, PDVSA's plans for the future include an increase in oil production from its current level of approximately
3.0 million barrels per day to approximately 6.0 million barrels per day by 2006. In addition, the opening of Venezuela's previously nationalized oil and gas industry to foreign energy company participation has attracted the interest of most of the world's major oil and gas companies.

  In order to take advantage of perceived opportunities in Venezuela, the Company acquired CAMSA, a Venezuelan company located in the city of Maracaibo, in May 1994. When acquired, CAMSA's primary expertise was marine construction and the fabrication and installation of cylindrical concrete piles and platforms for offshore projects. Since the acquisition, the Company has added onshore construction equipment to complement the marine fleet, enabling CAMSA to compete for both onshore and offshore construction projects, as well as specialty services contracts.

  The Company maintains a fully staffed facility including offices, equipment yard and dock facilities on a 15 acre waterfront site on Lake Maracaibo, with resident management personnel assigned who are responsible for estimating and tendering bids, providing construction expertise, repair and maintenance services, marine related services, engineering support and other needed services. Major clients include international oil companies such as Shell, Occidental Petroleum, Chevron and operating subsidiaries of PDVSA, including Maraven, Corpoven and Lagoven. Regarding onshore construction activities in Venezuela, the Company was recently awarded a contract to construct 120 miles (200 kilometers) each of 36 inch and 20 inch pipelines originating from the Zuata region of the Orinoco for Petrozuata, a joint venture between Conoco and Maraven. This award is deemed significant because it will position the Company with the resources and experience to compete more effectively for additional onshore work in Venezuela.

  The Company's backlog in South America was $60.5 million at June 30, 1997, compared to zero backlog at June 30, 1996.

BACKLOG

  The Company's backlog (anticipated revenue from the uncompleted portions of existing contracts and contracts whose award is reasonably assured) was $201.9 million at June 30, 1997, compared to $85.7 million at June 30, 1996. The Company's backlog was $97.5 million, $139.4 million and $108.8 million at December 31, 1994, 1995 and 1996, respectively. The Company believes the backlog figures are firm, subject only to the cancellation and modification provisions contained in various contracts. Historically, a substantial amount of the Company's revenues in a given year have not been reflected in its backlog at the beginning of that year; such revenues may result from contracts entered into during a year as well as from various contractual processes, including change orders, extra work, variations in the scope of work and the effect of escalation or currency fluctuation formulas. These revenue sources are not added to backlog until realization of revenue is assured.

  The following is a breakdown of the Company's backlog by geographic region as of June 30, 1996 and 1997:

                                                 JUNE 30, 1996   JUNE 30, 1997
                                                --------------- ----------------
                                                AMOUNT  PERCENT  AMOUNT  PERCENT
                                                ------- ------- -------- -------
                                                 (DOLLAR AMOUNTS IN THOUSANDS)
Africa......................................... $30,378    36%  $ 41,710    21%
Asia...........................................  25,022    29     54,372    27
Middle East....................................  14,747    17      5,359     2
North America..................................  15,510    18     39,939    20
South America..................................     --    --      60,484    30
                                                -------   ---   --------   ---
  Total........................................ $85,657   100%  $201,864   100%
                                                =======   ===   ========   ===

  Backlog increased $116.2 million (135%) to $201.9 million at June 30, 1997, compared to $85.7 million at June 30, 1996. The increase consists of increases in backlog of $60.5 million in South America, $29.3 million in Asia, $24.4 million in North America and $11.3 million in Africa, offset by a decrease in backlog of $9.3 million in the Middle East. Such increase in backlog is due mainly to the addition of contracts for the construction of 120 miles (200 kilometers) each of 36 inch and 20 inch pipelines in Venezuela, an 85 mile (135 kilometer) gas gathering system and station in Sumatra, Indonesia, a 35 mile (55 kilometer) 42 inch gas pipeline in Kalimantan, Indonesia, a 45 mile (75 kilometer) 24 inch gas pipeline in the United States and Mexico, a 20 mile (30 kilometer) 36 inch gas pipeline, including a river crossing, in Nigeria and a 25 mile (40 kilometer) 10 inch pipeline in Oman.

  A substantial percentage of the Company's revenues in past years resulted from contracts entered into during that year or the immediately preceding year. The following table sets forth revenues for the years indicated as a percentage of backlog at the beginning of each such year:

                                                            REVENUES FOR
                                                 BACKLOG AT  YEAR ENDED
                                                 JANUARY 1, DECEMBER 31, PERCENT
                                                 ---------- ------------ -------
                                                  (DOLLAR AMOUNTS IN THOUSANDS)
1992............................................  $146,734    $180,947     123%
1993............................................   160,565     210,011     131
1994............................................    76,066     145,716     191
1995............................................    97,493     220,506     226
1996............................................   139,359     197,688     142

  No assurance can be given that future experience will be similar to historical results in this respect.

COMPETITION

  The Company's primary competitors on construction projects in developing countries include Entrepose (France), Mannesmann (Germany), CCC (Lebanon), Nippon Kokan (Japan), Saipem (Italy), Spie-Capag (France), Techint (Argentina) and Bechtel (U.S.). The Company believes that it is one of the few companies among its competitors possessing the ability to carry out large projects in developing countries on a turn-key basis (engineering, procurement and construction), without subcontracting major elements of the work. As a result, the Company may be more cost effective than its competitors in certain instances.

  The Company has different competitors in different markets. In Nigeria, the Company competes for pipe coating work with Bredero Price (Netherlands), while its dredging competitors include Bos Kalis Westminster (Netherlands), Dredging International (Belgium), Bilfinger & Berger (Germany), Nigerian Dredging & Marine (Netherlands) and Ham Dredging (Netherlands). In Oman, competitors in oil field transport services include Desert Line, Al Ahram, Hamdam and TruckOman, all Omani companies; and in construction and the installation of flowlines and mechanical services, the Company competes with Taylor Woodrow Towell (Britain), CCC (Lebanon), Dodsal (India), Saipem (Italy), Desert Line
(Oman) and Galfar (Oman). In Venezuela, competitors in marine support services include Raymond de Venezuela, Petrolago, Flag Instalaciones and Siemogas, all Venezuelan companies. In Pakistan, major competitors include Saipem (Italy) and Tekfen (Turkey).

  In the United States, the Company's primary construction competitors on a national basis include Associated, Gregory & Cook, Henkels & McCoy, Murphy Brothers, H. C. Price, Sheehan, and Welded. In addition, there are a number of regional competitors. Primary competitors for engineering services include Bechtel, Brown and Root, Gulf Interstate, Marmac, Fluor Daniel Williams Brothers, Mustang Engineering, Stone & Webster, Paragon Engineering, Trigon Engineering and Universal Ensco.

CONTRACT PROVISIONS AND SUBCONTRACTING

  Most of the Company's revenues are derived from construction, engineering and specialty services contracts. The Company enters into four basic types of construction contracts: (a) firm fixed-price or lump sum fixed-price contracts providing for a single price for the total amount of work or for a number of fixed lump sums for the various work elements comprising the total price; (b) unit-price contracts which specify a price for each unit of work performed;
(c) time and materials contracts under which personnel and equipment are provided under an agreed schedule of daily rates with other direct costs being reimbursable; and (d) a combination of the above (for example, lump sums for certain items and unit rates for others).

  The Company enters into three types of engineering contracts: firm fixed-price or lump sum fixed-price contracts; time and materials contracts pursuant to which engineering services are provided under an agreed schedule of hourly rates for different categories of personnel, and materials and other direct costs are reimbursable; and cost-plus-fee contracts, common with U.S. government clients under which income is earned solely from the fee received. Cost-plus-fee contracts are often used for material procurement services.

  Specialty services contracts generally are unit-price contracts which specify a price payable per unit of work performed (e.g., per cubic meter, per lineal meter, etc.). Such contracts usually include hourly rates for various categories of personnel and equipment to be applied in cases where no unit price exists for a particular work element. Under a services contract, the client is typically responsible for supplying all materials; a cost-plus-percentage-fee provision is generally included in the contract to enable the client to direct the contractor to furnish certain materials.

  The Company usually obtains contracts through competitive bidding or through negotiations with long-standing clients. The Company is typically invited to bid on projects undertaken by its clients who maintain approved bidder lists. Bidders are pre-qualified by virtue of their prior performance for such clients, as well as their experience, reputation for quality, safety record, financial strength and bonding capacity.

  In evaluating bid opportunities, the Company considers such factors as the client, the geographic location and the difficulty of the work, the Company's current and projected workload, the likelihood of additional work, the project's cost and profitability estimates, and the Company's competitive advantage relative to other likely bidders. The Company uses a computer-based estimating system. The bid estimate forms the basis of a project budget against which performance is tracked through a project cost system, enabling management to monitor projects effectively. Project costs are accumulated weekly and monitored against billings and payments to facilitate cash flow management on the project.

  All U.S. government contracts and many of the Company's other contracts provide for termination of the contract for the convenience of the client. In addition, many contracts are subject to certain completion schedule requirements with liquidated damages in the event schedules are not met as the result of circumstances within the control of Willbros. The Company has not been materially adversely affected by these provisions in the past.

  The Company acts as prime contractor on a majority of the construction projects it undertakes. In its capacity as prime contractor and when acting as a subcontractor, the Company performs most of the work on its projects with its own resources and typically subcontracts only such specialized activities as hazardous waste removal, non-destructive inspection, tank erection, catering and security. In the construction industry, the prime contractor is normally responsible for the performance of the entire contract, including subcontract work. Thus, when acting as a prime contractor, the Company is subject to the risk associated with the failure of one or more subcontractors to perform as anticipated. The Company has not incurred any significant loss or liability on work performed by subcontractors to date.

EMPLOYEES

  The Company believes its employees are its most valuable asset and that their loyalty, productivity, pioneering spirit, work ethic and strong commitment in providing quality services have been crucial elements in the successes Willbros has achieved on numerous projects in remote, logistically challenging locations around the world.

  At June 30, 1997, the Company employed a multi-national work force of approximately 3,930 persons, over 85% of whom are citizens of the respective countries in which they work. Although the level of activity varies from year to year, Willbros has maintained an average work force of approximately 2,900 over the past five years. The minimum employment during that period has been 1,770 and the maximum 4,140. At June 30, 1997, approximately 1,579 of the Company's employees were covered by collective bargaining agreements. The Company believes its relations with its employees are good.

  The following table sets forth an approximate breakdown of the Company's employees as of June 30, 1997.

                                                               NUMBER OF
                                                               EMPLOYEES PERCENT
                                                               --------- -------
   Nigeria....................................................   1,150      29%
   Oman.......................................................     450      11
   Pakistan...................................................     570      15
   Venezuela..................................................     610      16
   Indonesia..................................................     350       9
   United States..............................................     790      20
   Other Countries............................................      10     --
                                                                 -----     ---
     Total....................................................   3,930     100%
                                                                 =====     ===

EQUIPMENT

  The Company owns and maintains a fleet of generally standardized construction, transportation and support equipment and spare parts. In 1995 and 1996, expenditures for capital equipment and spare parts were $18.9 million and $25.0 million, respectively. At June 30, 1997, the Company's net book value of property, plant, equipment and spare parts was $65.7 million. An estimated breakdown of the Company's major capital equipment at July 31, 1997, is as follows: heavy construction equipment, 824 units; transportation equipment, 1,133 units; and support equipment, 4,720 units.

  Historically, the Company has preferred to own rather than lease equipment to ensure that equipment is available as needed. The Company believes that such ownership has resulted in lower equipment costs. However, depending on market conditions, the availability of equipment and other considerations, the Company may from time to time pursue the leasing of equipment to support projects. The Company attempts to obtain projects that will keep its equipment fully utilized in order to increase profitability. All equipment is subject to scheduled maintenance to maximize fleet readiness. The Company has maintenance facilities at Port Harcourt, Nigeria; Azaiba, Oman; Maracaibo, Venezuela; and Broken Arrow, Oklahoma; as well as temporary site facilities on major jobs to minimize downtime.

FACILITIES

  The Company owns a 14 acre equipment yard/maintenance facility and an adjoining 39 acre undeveloped industrial site at Broken Arrow, Oklahoma, a short distance from Tulsa, Oklahoma. The Company also owns a 4.1 acre commercial building site in Tulsa, which is currently for sale. In Venezuela, the Company's offices and construction facilities are located on 15 acres of Company-owned land on the shores of Lake Maracaibo. The Company leases all other facilities used in its operations, including corporate offices in Panama; administrative and engineering offices in Tulsa, Oklahoma, and Houston, Texas; and various office facilities, equipment sites and expatriate housing units in England, Nigeria, Oman, Pakistan, Russia, Egypt, Kuwait, Saudi Arabia and Indonesia. The aggregate lease payments made by the Company for its facilities were $1.9 million in 1995 and $2.1 million in 1996.

INSURANCE AND BONDING

  The Company maintains workers' compensation, employers' liability, general liability, directors' and officers' liability, automobile liability, aircraft liability, marine liability and excess liability insurance to provide benefits to employees and to protect the Company against claims by third parties. Such insurance is underwritten by A+ or better rated insurance companies (AM Best rating as to claims paying ability) and, when possible, in loss-sensitive plans with return premiums for favorable loss experience. The Company also maintains physical damage insurance covering loss of or damage to Company property on a worldwide basis, with special insurance covering loss or damage caused by political or terrorist risks in locations where such coverage is deemed prudent. Formal risk management and safety programs are maintained, which have resulted in favorable loss ratios and cost savings. The Company believes its risk management, safety and insurance programs are adequate to meet its needs.

  The Company is often required to provide surety bonds guaranteeing its performance and/or financial obligations. The amounts of bonding available depend upon experience and reputation in the industry, financial condition, backlog and management expertise, among other factors. The Company maintains relationships with two top-rated surety companies to provide surety bonds.

LEGAL PROCEEDINGS

  The Company is a party to a number of legal proceedings. The Company believes that the nature and number of these proceedings are typical for a firm of its size engaged in the Company's type of business and that none of these proceedings is material to the Company's financial position.

GOVERNMENT REGULATIONS

 General

  Many aspects of the Company's operations are subject to government regulations in the countries in which the Company operates, including those relating to currency conversion and repatriation, taxation of its earnings and earnings of its personnel, and its use of local employees and suppliers. In addition, the Company depends on the demand for its services from the oil and gas industry and, therefore, is affected by changing taxes, price controls and laws and regulations relating to the oil and gas industry generally. The ability of the Organization of Petroleum Exporting Countries to meet and maintain production targets also influences the demand for the Company's services. The adoption of laws and regulations by countries in which the Company operates, curtailing exploration and development drilling for oil and gas for economic and other policy reasons, could adversely affect the Company's operations by limiting demand for its services. The Company's operations are also subject to the risk of changes in foreign and domestic laws and policies which may impose restrictions on the Company, including trade restrictions, which could have a material adverse effect on the Company's operations. Other types of government regulation which could, if enacted or implemented, adversely affect the Company's operations include expropriation or nationalization decrees, confiscatory tax systems, primary or secondary boycotts directed at specific countries or companies, embargoes, extensive import restrictions or other trade barriers, mandatory sourcing rules and unrealistically high labor rate and fuel price regulation. The Company cannot determine to what extent future operations and earnings of the Company may be affected by new legislation, new regulations or changes in, or new interpretations of, existing regulations.

 Environmental

  The Company's operations are subject to numerous environmental protection laws and regulations which are complex and stringent. The Company regularly works in and around sensitive environmental areas such as rivers, lakes and wetlands. Significant fines and penalties may be imposed for non-compliance with environmental laws and regulations, and certain environmental laws provide for joint and several strict liability for remediation of releases of hazardous substances, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. In addition to potential liabilities that may be incurred in satisfying these requirements, the Company may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances. Such laws and regulations may expose the Company to liability arising out of the conduct of operations or conditions caused by others, or for the acts of the Company which were in compliance with all applicable laws at the time such acts were performed. The Company is not aware of any non-compliance with or liability under any environmental law that could have a material adverse effect on the Company's business or operations.

                                  MANAGEMENT

  The following table sets forth certain information regarding the directors, executive officers and key personnel of the Company. Officers are elected annually by, and serve at the discretion of, the Board of Directors.

                NAME                  AGE                POSITION
                ----                  ---                --------
Larry J. Bump........................  57 Director, Chairman of the Board of
                                           Directors and Chief Executive Officer
Gary L. Bracken......................  60 Director, President and Chief
                                           Operating Officer
Melvin F. Spreitzer..................  59 Director, Executive Vice President,
                                           Chief Financial Officer and Treasurer
M. Kieth Phillips....................  55 Director and Vice President; President
                                           of Willbros International, Inc.
James R. Beasley.....................  54 President of Willbros Engineers, Inc.
John N. Hove.........................  50 General Counsel and Secretary
David L. Kavanaugh...................  49 Senior Vice President of Willbros
                                           International, Inc.
Steve W. Shores......................  47 Senior Vice President of Willbros
                                           Engineers, Inc.
Joel M. Gall.........................  48 Vice President of Willbros
                                           International, Inc.
Arthur J. West.......................  53 Vice President of Willbros
                                           International, Inc.
Adrian P. Wright.....................  51 Vice President of Willbros
                                           International, Inc.
Robert L. Walker.....................  65 Vice President of Willbros Energy
                                           Services Company
Harold A. Weller.....................  60 Vice President of Willbros Engineering
                                           & Construction Limited
Carlos A. Atik.......................  34 General Manager of Willbros
                                           Construction & Engineering--Egypt,
                                           L.L.C.
Monica M. Bagguley...................  57 Director of Willbros (Overseas)
                                           Limited
Gordon D.M. Bishop...................  45 General Manager of Willbros Middle
                                           East, Inc.--Pakistan Branch
Jack F. Furrh, Jr....................  57 General Manager of The Oman
                                           Construction Company, LLC
G. Patrick Riga......................  42 General Manager of Constructora CAMSA,
                                           C.A.
James K. Tillery.....................  39 Managing Director of Willbros
                                           (Nigeria) Limited
Curtis E. Simkin.....................  41 General Manager--Houston Operations of
                                           Willbros Engineers, Inc.
Guy E. Waldvogel.....................  60 Director
Bryan H. Lawrence....................  55 Director
Peter A. Leidel......................  41 Director
Michael J. Pink......................  59 Director
John H. Williams.....................  79 Director

  LARRY J. BUMP joined Willbros in 1977 as President and Chief Operating Officer and was elected to the Board of Directors. He was named Chief Executive Officer in 1980 and elected Chairman of the Board of

Directors in 1981. He served as President and Chief Operating Officer of Willbros until February 1997. He served as Chairman of the Board of Directors and Chief Executive Officer of Heerema Holding Company, Inc. ("HHC"), a major marine engineering, fabrication and installation contractor, the parent corporation of Heerema (the former majority stockholder of the Company), in Geneva, Switzerland, from 1985 to 1988 while he continued his duties with Willbros. He has over 33 years of international experience in pipeline construction and contracting industries, all of which were in management positions.

  GARY L. BRACKEN joined Willbros in 1960 as an engineer and, excluding a brief period from 1972 through 1974 when he was employed by another major U.S. pipeline contractor, has served Willbros for over 34 years. He rejoined Willbros in 1975 and was promoted to Vice President in 1978. He was elected Executive Vice President of Willbros Energy Services Company ("WESCO") in 1982 and served as its President from 1988 to 1990. In 1990, Mr. Bracken was elected Chairman of the Board of Directors and Chief Executive Officer of Willbros Engineers, Inc. ("WEI") and served in those capacities through 1992. In late 1992, he was elected President and Chief Executive Officer of Willbros Engineering & Construction Limited ("WECL") and served in those capacities until June 1997. In February 1997, he was elected President and Chief Operating Officer of the Company and President of Willbros USA, Inc. Mr. Bracken has been a Director of the Company since May 1997.

  MELVIN F. SPREITZER joined Willbros in 1974 as Controller and was elected Vice President of Finance in 1978. He was elected Executive Vice President, Chief Financial Officer and Treasurer in 1987, and a Director in 1992. He was also Secretary from 1987 to 1996. He has over 21 years of corporate finance experience and is responsible for all phases of financial management of the Company.

  M. KIETH PHILLIPS joined Willbros in 1978 as Vice President. He was elected Vice President of Willbros International, Inc. ("WII") in 1979 and was promoted to Senior Vice President of WII in 1980, Executive Vice President of WII in 1983 and President of WII in 1988. Most of his more than 29 years of experience in the pipeline construction industry has been international and in management positions. Mr. Phillips has been a Director of the Company since May 1997.

  JAMES R. BEASLEY joined Willbros in 1981 when WEI was acquired. He was elected Vice President of WEI in 1981, Senior Vice President and General Manager of WEI in 1982 and President of WEI in 1986. Mr. Beasley has more than 26 years of experience in pipeline engineering and operations.

  JOHN N. HOVE became General Counsel of Willbros in 1991. He was elected Secretary of Willbros in 1996. He has more than 25 years of experience as a lawyer and has provided legal assistance to Willbros since 1973. Prior to 1991, he was a shareholder in a law firm in Tulsa, Oklahoma, where he concentrated his practice on international business transactions.

  DAVID L. KAVANAUGH joined Willbros in 1977 as an engineer assigned to Saudi Arabia. From 1979 until 1988, he served as Project Engineer and Project Manager in Nigeria. From 1988 to 1991, he managed construction projects in Gabon and Colombia. In 1991, he was elected Vice President of WII, and in 1995 he was promoted to Senior Vice President of operations and business development for WII. Mr. Kavanaugh has over 26 years of pipeline construction experience.

  STEVE W. SHORES joined Willbros in 1981 when WEI was acquired. He was elected Vice President of WEI in 1986 and Senior Vice President of WEI in 1991. Mr. Shores has over 21 years of pipeline engineering experience.

  JOEL M. GALL joined Willbros in 1978 as an Office Manager in the Middle East. He was transferred to Nigeria in 1979 where he served as Administrative Manager, General Manager and Managing Director until 1991 when he was elected Vice President of WII. Since 1994, he has been responsible for business development activities in Southeast Asia. Mr. Gall has over 26 years of experience in the international pipeline construction industry.

  ARTHUR J. WEST joined Willbros in 1962 in North Africa. In 1988, he became Vice President of Willbros Middle East, Inc. ("WMEI") and, in 1992, he was elected Vice President of WII and became responsible for business development and operations for WMEI in the Middle East. Mr. West has over 31 years of experience in pipeline construction in the areas of administrative and project management.

  ADRIAN P. WRIGHT joined Willbros in 1973 as an engineer assigned to Algeria. From 1974 until 1982, he served as Project Engineer and Project Manager in Nigeria. From 1982 to 1992, he served as Project Manager in Oman, Colombia and the United States. In 1992, Mr. Wright was elected Vice President of WII, and he is currently responsible for WII's estimating and technical services. Mr. Wright has over 30 years of experience in the construction industry.

  ROBERT L. WALKER joined Willbros in 1981 as Vice President of U.S. construction operations for WESCO. Prior to joining Willbros, Mr. Walker was in project management on the Trans-Alaskan Pipeline System and was Operations Vice President for a major U.S. contractor. Mr. Walker has nearly 36 years of experience in pipeline construction in the areas of estimating, planning, administration and management.

  HAROLD A. WELLER joined Willbros in 1975. From 1976 to 1979, he was Project Director on a project to design and supply gas compressor stations for a gas pipeline system in western Siberia. In 1979, he left Willbros to join a major gas compressor manufacturer until 1984. Following that he operated a private consulting business until 1991. In 1991, he returned to Willbros as Director of Business Development for Willbros (Overseas) Limited ("WOL"). In 1994, he was elected Vice President of WECL. Mr. Weller has over 36 years of experience in the engineering and management of petrochemical, oil refinery and pipeline projects in the oil and gas industry.

  CARLOS A. ATIK joined Willbros in 1991 as an assistant Project Manager in Egypt. He assumed the duties of Project Manager in 1992 and continued in that role until 1995 when he was named General Manager of Willbros Construction & Engineering--Egypt, L.L.C. Mr. Atik has over 12 years of engineering and construction experience in Africa and the Middle East.

  MONICA M. BAGGULEY joined WOL in 1974. Since 1985, she has served as Director of Personnel and Purchasing for WOL. Ms. Bagguley has over 21 years of experience in international personnel management and project procurement.

  GORDON D.M. BISHOP joined Willbros in 1976 as Senior Surveyor. He has 19 years of experience in pipeline construction at various levels of engineering and project management capacities in Iran, Nigeria and Oman. He is currently Project Manager of a major turn-key pipeline construction project in Pakistan.

  JACK F. FURRH, JR. joined Willbros in 1981 as Administrative Manager. He left Willbros in 1986 to operate his own business. In 1990, he rejoined the Company as Project Manager and in 1991 he was promoted to General Manager of The Oman Construction Company, LLC. He has over 26 years of experience in the energy-related industry in contracts, safety and administrative management.

  G. PATRICK RIGA joined Willbros in 1981 in Oman as a warehouseman. From 1985 to 1988, he served in administrative capacities in Colombia and Ecuador. From 1989 until 1994, he was employed by HDI, a horizontal drilling company. He rejoined the Company in 1994 as Assistant General Manager in Venezuela and, in 1995, was promoted to General Manager of Constructora CAMSA, C.A. Mr. Riga has over 18 years of experience in the pipeline industry, including operations, quality control and administrative management.

  JAMES K. TILLERY joined Willbros in 1983 as a field engineer. He has over 16 years of experience as an Engineer and Project Manager working in both U.S. and international pipeline construction. In 1995, he was named Managing Director of Willbros (Nigeria) Limited.

  CURTIS E. SIMKIN joined Willbros in 1996 as a Project Director. In 1997, he was named General Manager--Houston Operations for WEI. Mr. Simkin has over 15 years of experience in pipeline and compressor station engineering and operations.

  GUY E. WALDVOGEL has been a Director of Willbros since 1990. He has been the Management Consultant of Business and Corporate Strategy of Heerema and HHC since 1990 and also currently serves as Chief Financial Officer and as a director of Heerema. He was formerly Senior Executive Vice President of Societe Generale de Surveillance, a leading international cargo inspection firm. Mr. Waldvogel also serves as a director of Renaissance Group, Inc. and Bank Julius Baer (a Swiss public company) and as Chairman of PetitJean Industries (a French public company).

  BRYAN H. LAWRENCE has been a Director of the Company since 1992. He is a founder and a senior manager of Yorktown Partners LLC which manages investment partnerships formerly affiliated with Dillon Read where Mr. Lawrence had been employed since 1966, serving most recently as a Managing Director until the merger of Dillon Read with SBC Warburg in September 1997. Mr. Lawrence also serves as a Director of D & K Wholesale Drug, Inc., Hallador Petroleum Company, TransMontaigne Oil Company and Vintage Petroleum, Inc. (each a United States public company), Benson Petroleum Ltd. and Cavell Energy Group (each a Canadian public company) and certain non-public companies in the energy industry in which Yorktown partnerships hold equity interests.

  PETER A. LEIDEL has been a Director of the Company since 1992. He is a founder and a senior manager of Yorktown Partners LLC which manages investment partnerships formerly affiliated with Dillon Read where Mr. Leidel had been employed since 1983, serving most recently as a Senior Vice President until the merger of Dillon Read with SBC Warburg in September 1997. Mr. Leidel also serves as a director of Cornell Corrections, Inc.

  MICHAEL J. PINK has been a Director of the Company since October 1996. In 1997, he began working closely with Sidanco, a major Russian integrated oil company, as an advisor for operations and was appointed First Vice President of Sidanco in August 1997. From May 1994 through December 1996, Mr. Pink served as Group Managing Director of Enterprise Oil plc, an independent oil exploration and production company. Prior to that time, Mr. Pink spent 30 years with the Royal Dutch/Shell Group at various locations in Europe, the United States, Africa and the Middle East. He went to work for Shell as a petroleum engineer and held a variety of senior technical and management positions, including Chief Petroleum Engineer for Shell Deepwater Drilling Company, Operations Manager for Shell's Eastern Division operations in Nigeria, Head of Production Geology for Shell Internationale Petroleum in The Hague, Managing Director of Petroleum Development Oman, Shell's affiliate in Oman, and finally, Director of Exploration and Production for Shell Internationale Petroleum in The Hague. Mr. Pink retired from Shell in 1994.

  JOHN H. WILLIAMS has been a Director of the Company since October 1996. Mr. Williams is engaged in personal investments. He was Chairman of the Board and Chief Executive Officer of The Williams Companies, Inc. ("Williams"), a major United States interstate natural gas and petroleum products pipeline operating company, prior to retiring at the end of 1978. Mr. Williams spent three decades building the Willbros business before it was spun-off from Williams in 1975. Mr. Williams is also a director of Apco Argentina Inc., Unit Corporation and Westwood Corp. and is an honorary member of the Board of Directors of Williams.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of August 15, 1997, and as adjusted to reflect the sale by the Selling Stockholders of the shares of Common Stock offered hereby, by (a) each person who is known by the Company to own beneficially more than five percent of the outstanding shares of Common Stock,
(b) each director of the Company, (c) each executive officer of the Company,
(d) all executive officers and directors of the Company as a group, and (e) each Selling Stockholder. Except as otherwise indicated, the Company believes that the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares.


                             SHARES BENEFICIALLY OWNED                          SHARES BENEFICIALLY
                               PRIOR TO OFFERING (1)           NUMBER          OWNED AFTER OFFERING (1)
                          ----------------------------------- OF SHARES       ---------------------------
BENEFICIAL OWNERS            NUMBER               PERCENT      OFFERED         NUMBER         PERCENT (2)
-----------------         ---------------       ------------- ---------       ---------       -----------
Yorktown Energy
 Partners, L.P.;
 Concord Partners II,
 L.P.;
 et al (3)..............        4,023,040(4)(5)        28.0%  3,917,609(5)(6)   105,431(5)(7)       *
Brown University Third
 Century Fund ..........          120,960                 *      20,000         100,960             *
Larry J. Bump (8).......        1,072,590(9)            7.4         --        1,072,590(9)        7.4%
Melvin F. Spreitzer.....          288,174(10)           2.0         --          288,174(10)       2.0
Bryan H. Lawrence (11)..            9,000(12)             *         --            9,000(12)         *
Guy E. Waldvogel........            9,000(13)             *         --            9,000(13)         *
Peter A. Leidel (14)....           10,000(15)             *         --           10,000(15)         *
Michael J. Pink.........            5,000(16)             *         --            5,000(16)         *
John H. Williams........           10,000(17)             *         --           10,000(17)         *
Gary L. Bracken.........          287,114(18)           2.0         --          287,114(18)       2.0
M. Kieth Phillips.......          285,300(19)           2.0         --          285,300(19)       2.0
James R. Beasley........           97,500(20)             *         --           97,500(20)         *
All executive officers
 and directors as a group
 (10 people) (21).......        2,073,678              14.2         --        2,073,678          14.2

--------
 *Less than 1%.
 (1) Shares of Common Stock which were not outstanding but which could be acquired by a person upon exercise of an option within 60 days of August 15, 1997, are deemed outstanding for the purpose of computing the percentage of outstanding shares beneficially owned by such person. Such shares, however, are not deemed to be outstanding for the purpose of computing the percentage of outstanding shares beneficially owned by any other person.
 (2) Assumes no exercise of the Underwriters' over-allotment option.
 (3) The stockholders' address is 535 Madison Avenue, New York, New York
     10022.
 (4) Consists of (a) 3,324,120 shares held by Yorktown Energy Partners, L.P. ("Yorktown"), a private equity fund; (b) 451,600 shares held by Concord Partners II, L.P. ("Concord II"), a private venture capital fund; (c) 96,240 shares held by Concord Partners Japan Limited ("Concord Japan"), a private venture capital fund; (d) 146,130 shares held by Dillon Read as agent for certain related or formerly related persons; and (e) 4,950 shares held by Lexington Partners IV, L.P. ("Lexington"), a private investment fund for certain Dillon Read affiliated persons. These investors are referred to in this Prospectus as the "Yorktown and Concord Investors."
 (5) As of the date for which information is provided, each of Yorktown, Concord II, Concord Japan and Lexington were managed by Dillon Read. As a result of the merger of Dillon Read and SBC Warburg on September 2, 1997, Yorktown and Concord II are no longer deemed affiliated with Dillon Read (or its successor SBC Warburg Dillon Read Inc.) and the shares of Common Stock held by Dillon Read, as agent, are now held by SBC Warburg Dillon Read Inc., as Agent. SBC Warburg Dillon Read Inc. retains an indirect interest in Yorktown and Concord II.

 (6) Consists of 3,324,120 shares being offered by Yorktown, 451,600 shares being offered by Concord II, 96,240 shares being offered by Concord Japan, 40,699 shares being offered by SBC Warburg Dillon Read Inc., as Agent, and 4,950 shares being offered by Lexington.
 (7) Consists of shares held by SBC Warburg Dillon Read Inc. as agent for certain related or formerly related persons.
 (8) The stockholder's address is 2431 East 61st Street, Suite 700, Tulsa, Oklahoma 74136-1267.
 (9) Includes (a) 420,000 shares held in a family limited partnership in which Mr. Bump is the sole general partner, (b) 55,000 shares subject to stock options which are currently exercisable or exercisable within 60 days of August 15, 1997, at an average exercise price of $8.84 per share, and (c) 10,000 shares held in the Willbros Employees' 401(k) Investment Plan (the "401(k) Plan") for the account of Mr. Bump.
(10) Includes (a) 40,000 shares held in a family limited partnership in which Mr. Spreitzer is the sole general partner, (b) 30,000 shares subject to stock options which are currently exercisable or exercisable within 60 days of August 15, 1997, at an average exercise price of $8.98 per share, and (c) 74 shares held in the 401(k) Plan and allocated to the account of Mr. Spreitzer.
(11) SBC Warburg Dillon Read Inc. (as successor to Dillon Read) holds for Mr. Lawrence 18,618 shares of Common Stock. Mr. Lawrence does not have voting or investment power with respect to such shares. Until September 2, 1997, Mr. Lawrence was a Managing Director of Dillon Read and Dillon Read was responsible for managing Yorktown, Concord II and Concord Japan, which hold 3,871,960 shares of Common Stock in the aggregate. In September 1997, Mr. Lawrence became a senior manager of Yorktown Company LLC which now manages Yorktown. Mr. Lawrence disclaims beneficial ownership of the shares of Common Stock owned by such funds.
(12) Represents 9,000 shares subject to stock options which are currently exercisable at $10.00 per share. Does not include 4,000 shares owned by Mr. Lawrence's wife. Mr. Lawrence disclaims beneficial ownership over such shares.
(13) Represents 9,000 shares subject to stock options which are currently exercisable at $10.00 per share.
(14) Until September 2, 1997, Mr. Leidel was a Senior Vice President of Dillon Read and Dillon Read was responsible for managing Yorktown, Concord II and Concord Japan, which hold 3,871,960 shares of Common Stock in the aggregate. He is also a partner in Concord II. In September 1997, Mr. Leidel became a senior manager of Yorktown Company LLC which now manages Yorktown. Mr. Leidel disclaims beneficial ownership of the shares of Common Stock owned by such funds.
(15) Represents 9,000 shares subject to stock options which are currently exercisable at $10.00 per share and 1,000 shares held by Mr. Leidel as custodian for his son.
(16) Represents 5,000 shares subject to stock options which are currently exercisable at $9.13 per share.
(17) Includes 5,000 shares subject to stock options which are currently exercisable at $9.13 per share. Does not include 2,000 shares owned by Mr. Williams' wife. Mr. Williams disclaims beneficial ownership over such shares.
(18) Includes (a) 32,100 shares held in a family limited partnership in which Mr. Bracken is the sole general partner, (b) 30,000 shares subject to stock options which are currently exercisable or exercisable within 60 days of August 15, 1997, at an average exercise price of $8.98 per share, and (c) 14 shares held in the 401(k) Plan and allocated to the account of Mr. Bracken.
(19) Includes (a) 132,360 shares held in a family limited partnership in which Mr. Phillips is the sole general partner and (b) 30,000 shares subject to stock options which are currently exercisable or exercisable within 60 days of August 15, 1997, at an average exercise price of $8.98 per share.
(20) Includes (a) 46,490 shares held in a trust, of which Mr. Beasley's wife is trustee, and (b) 30,000 shares subject to stock options which are currently exercisable or exercisable within 60 days of August 15, 1997, at an average exercise price of $8.98 per share.
(21) For specific information regarding each of the individuals, see footnotes
     (9) through (20) above.

                         DESCRIPTION OF CAPITAL STOCK

  Under the Company's Restated Articles of Incorporation (the "Company's Charter"), the Company is currently authorized to issue (a) 35,000,000 shares of Common Stock, par value $.05 per share; (b) 362,000 shares of Preferred Stock, par value $100.00 per share; and (c) 1,000,000 shares of Class A Preferred Stock, par value $.01 per share.

COMMON STOCK

  As of August 15, 1997, there were 14,394,044 shares of Common Stock outstanding. All of such outstanding shares of Common Stock are fully paid and nonassessable. Each share of Common Stock has an equal and ratable right to receive dividends when, as and if declared by the Board of Directors of the Company out of assets legally available therefor and subject to the dividend obligations of the Company to the holders of any Preferred Stock or Class A Preferred Stock then outstanding. The Company's present credit agreement restricts the payment of dividends on Common Stock. See "Price Range of Common Stock and Dividend Policy."

  In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share equally and ratably in the assets available for distribution after payment of all liabilities, subject to any prior rights of any holders of Preferred Stock or Class A Preferred Stock that at the time may be outstanding.

  The holders of Common Stock have no preemptive, subscription, conversion or redemption rights, and are not subject to further calls or assessments of the Company. There are no sinking fund provisions applicable to the Common Stock. Each share of Common Stock is entitled to one vote in the election of directors and on all other matters submitted to a vote of stockholders, and there are no limitations on the voting rights of nonresident stockholders of the Company. Holders of Common Stock have no right to cumulate their votes in the election of directors. There are no governmental laws or regulations in the Republic of Panama affecting the remittance of dividends, interest and other payments to nonresident stockholders of the Company so long as the Company continues not to engage in business in the Republic of Panama.

  The Company's Charter contains certain restrictions, subject to the determination by the Company's Board of Directors in good faith and in its sole discretion, on the transfer of any shares of Common Stock to prevent the Company from becoming a "controlled foreign corporation" under United States tax law. See "--Possible Anti-Takeover Provisions."

PREFERRED STOCK

  As of the date of this Prospectus, there were no outstanding shares of Preferred Stock. The shares of Preferred Stock have the terms currently specified in the Company's Charter. Due to the terms of such Preferred Stock, the Company does not intend to issue any shares of Preferred Stock in the future.

CLASS A PREFERRED STOCK

  As of the date of this Prospectus, there were no outstanding shares of Class A Preferred Stock. Class A Preferred Stock may be issued from time to time in one or more series, and the Board of Directors, without further approval of the stockholders, is authorized to fix the dividend rates and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund and any other rights, preferences, privileges and restrictions applicable to each series of Class A Preferred Stock. The purpose of authorizing the Board of Directors to determine such rights, preferences, privileges and restrictions is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Class A Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could in certain instances decrease the amount of earnings and assets available for distribution to holders of Common Stock and adversely affect the rights and powers, including voting rights, of such holders, and may have the effect of delaying, deferring or preventing a change in control of the Company. For example, the Board of Directors, with its broad power to establish the rights and preferences of authorized but unissued Class A Preferred Stock, could issue one or more series of Class A Preferred Stock entitling holders to vote separately as a class on any proposed merger or consolidation, to convert Class A Preferred Stock into a larger number of shares of Common Stock or other securities, to demand redemption at a specified price under prescribed circumstances related to a change in control, or to exercise other rights designed to impede a takeover.

POSSIBLE ANTI-TAKEOVER PROVISIONS

  The Company's Charter and Restated By-laws contain certain provisions that might be characterized as anti-takeover provisions. Such provisions may render more difficult certain possible proposals to acquire control of the Company and make removal of management of the Company more difficult.

  The Company's Charter provides for the Board of Directors to be divided into three classes of directors serving staggered three-year terms, with the number of directors in the three classes to be as nearly equal as possible. Any director of the Company may be removed from office but only for cause and only by the affirmative vote of a majority of the then outstanding shares of stock entitled to vote on the matter. Any stockholder wishing to submit a nomination to the Board of Directors must follow certain procedures outlined in the Company's Charter. Any proposal to amend or repeal the provisions of the Company's Charter relating to the matters contained above in this paragraph requires the affirmative vote of the holders of 75% or more of the outstanding shares of stock entitled to vote on the matter. Under the Company's Restated By-laws, stockholder action taken without a meeting may be taken only by unanimous written consent of the stockholders.

  As described above, the Company's Charter authorizes a class of undesignated Class A Preferred Stock consisting of 1,000,000 shares. Class A Preferred Stock may be issued from time to time in one or more series, and the Board of Directors, without further approval of the stockholders, is authorized to fix the rights, preferences, privileges and restrictions applicable to each series of Class A Preferred Stock. The purpose of authorizing the Board of Directors to determine such rights, preferences, privileges and restrictions is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Class A Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company.

  The Company's Charter provides for certain restrictions on the transfer of any shares of Common Stock to prevent the Company from becoming a "controlled foreign corporation" under United States tax law. Any purported transfer, including without limitation a sale, gift, assignment, devise or other disposition of Common Stock, which would result in a person or persons becoming the beneficial owner of 10% or more of the issued and outstanding shares of Common Stock, is subject to a determination by the Company's Board of Directors in good faith, in its sole discretion, that such transfer would not in any way, directly or indirectly, affect the Company's status as a non-controlled foreign corporation. The transferee or transferor to be involved in such proposed transfer must give written notice to the Secretary of the Company not less than 30 days prior to such proposed transfer. In the event of an attempted transfer in violation of the provisions of the Company's Charter relating to the matters contained in this paragraph, the purported transferee will acquire no rights whatsoever in such shares of Common Stock. Nothing in such Charter provision, however, precludes the settlement of any transactions entered into through the facilities of the New York Stock Exchange. If the Board of Directors determines that a transfer has taken place in violation of these restrictions, the Board of Directors may take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including without limitation, instituting judicial proceedings to enjoin such transfer.

REGISTRATION RIGHTS

  Pursuant to a Registration Rights Agreement dated April 9, 1992 (the "Registration Rights Agreement"), certain holders of Common Stock are entitled to certain rights with respect to the registration of certain of their shares of Common Stock under the Securities Act. Parties to the Registration Rights Agreement include the Yorktown and Concord Investors, Brown University Third Century Fund and certain officers, directors and other stockholders of the Company. A total of approximately 6,641,740 shares of Common Stock are covered by the Registration Rights Agreement, including the 3,937,609 shares being sold in the Offering.

  The Registration Rights Agreement provides that (a) following the Company's initial public offering (which has occurred), the holders of 10% or more of the shares of registrable securities under the Registration Rights Agreement have the right to request the Company to make up to four additional registrations under the Securities Act of Common Stock held by such parties; and (b) if the Company proposes to register any Common Stock under the Securities Act pursuant to a form which may be utilized for the registration of Common Stock held by parties to the Registration Rights Agreement, such parties have the right to request the Company to include in such registration the Common Stock held by such parties. Apart from the shares of Common Stock being sold by the Selling Stockholders in the Offering, parties to the Registration Rights Agreement, who still own registrable securities, have waived all rights to require the Company to register their shares of Common Stock concurrently with the registration of shares in the Offering. Such parties have also waived all rights to demand the registration of Common Stock until 90 days after the date of this Prospectus.

  Under most circumstances, the Company has agreed to pay substantially all expenses incident to its performance of or compliance with the Registration Rights Agreement in connection with certain registration statements effected pursuant to the Registration Rights Agreement. The underwriters have the right, subject to certain limitations, to limit the number of shares included in such registrations. The Company has agreed to indemnify the holders of Common Stock to be registered pursuant to the Registration Rights Agreement.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

                       CERTAIN INCOME TAX CONSIDERATIONS

GENERAL

  The following summary of certain United States federal and Panamanian income tax matters that may be relevant with respect to the acquisition, ownership and disposition of shares of Common Stock was prepared by the Company and reviewed, as such summary relates to United States income tax matters, by Conner & Winters, A Professional Corporation, and, as such summary relates to Panamanian tax matters, by Arias, Fabrega & Fabrega, Panamanian counsel to the Company. This summary does not purport to be a complete analysis or listing of all the potential tax consequences of holding Common Stock, nor does it purport to furnish information in the level of detail or with attention to an investor's specific tax circumstances that would be provided by an investor's own tax advisor. Accordingly, prospective purchasers of Common Stock should consult their own tax advisors as to the United States, Panamanian or other state, local or foreign tax consequences to them of the acquisition, ownership and disposition of Common Stock.

UNITED STATES TAXES

  This summary describes the principal United States federal income tax consequences of the acquisition, ownership and disposition of shares of Common Stock, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to acquire shares of Common Stock. This summary applies only to holders that purchase Common Stock in connection with the Offering and that will hold Common Stock as capital assets. This summary does not address certain types of holders, such as a broker-dealer, an insurance company, a tax-exempt organization, a financial institution, an investor who holds Common Stock as part of a hedging or conversion transaction, a holder whose "functional currency" is not the U.S. dollar or a holder that owns (directly, indirectly or through attribution) 10% or more of the voting shares of the Company. This summary also does not consider the tax treatment of persons who will hold Common Stock through a partnership or other pass-through entity.

  This summary does not address any aspects of United States taxation other than federal income taxation. Additionally, it does not address the United States tax consequences were the Company determined to be a passive foreign investment company ("PFIC") for United States federal income tax purposes. Generally, a PFIC is a foreign corporation that either has passive income that equals or exceeds 75% of its total gross income or has assets that produce or are held for the production of passive income and represent at least 50% of its total assets by fair market value. The Company does not believe it is currently and does not expect to become a PFIC, but this conclusion is a factual determination made annually and thus may be subject to change. U.S. Holders, as defined below, should consult their own tax advisors concerning the United States tax consequences of holding Common Stock were the Company considered to be a PFIC.

  This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), judicial decisions, administrative pronouncements, and existing, temporary and proposed Treasury regulations as in effect on the date of this Prospectus, any of which are subject to change (possibly on a retroactive basis) and to differing interpretations. Prospective purchasers of shares of Common Stock should consult their own tax advisors as to the United States or other tax consequences of the purchase, ownership and disposition of the Common Stock in their particular circumstances, including the effect of any state or local tax laws.

  For purposes of this summary, a "U.S. Holder" means a beneficial owner of Common Stock that is (a) an individual who is a citizen or resident of the United States, (b) a corporation, partnership or other entity created or organized under the laws of the United States or of any political subdivision thereof or therein, (c) an estate the income of which is includable in gross income for United States federal income tax purposes regardless of its source,
(d) a trust the administration over which a United States court can exercise primary supervision and for which one or more United States persons have the authority to control all substantial decisions, or (e) otherwise subject to United States federal income taxation with respect to the Common Stock (including a non-resident alien individual or foreign corporation that holds, or is deemed to hold, any share of Common Stock in connection with the conduct of a U.S. trade or business).

  Taxation of Distributions. To the extent paid from current or accumulated earnings and profits of the Company as determined under United States federal income tax principles ("earnings and profits"), distributions made with respect to shares of Common Stock (other than certain distributions of capital stock of the Company or rights to subscribe for shares of capital stock of the Company) will be includable in income of a U.S. Holder as ordinary dividend income on the date such distribution is received (or deemed received) by the U.S. Holder. To the extent that a distribution exceeds the Company's earnings and profits, it will be treated as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in the shares of Common Stock (and will reduce the U.S. Holder's tax basis in such shares), and thereafter as a taxable capital gain. See "--United States Taxes--Taxation of Capital Gain." The amount of the distribution will equal the dollar value of the distribution received (or deemed received) by the U.S. Holder, plus the dollar value of any Panamanian taxes withheld from such distribution.

  The Company does not expect to pay dividends for the foreseeable future. Nonetheless, any distributions made with respect to the shares of Common Stock from earnings and profits generally will be treated as dividend income from sources outside the United States. U.S. Holders that are corporations will not be entitled to the "dividends received deduction" under Section 243 of the Code with respect to such dividends. Distributions of dividend income made with respect to the shares of Common Stock generally will be treated as "passive" income or, in the case of certain U.S. Holders, "financial services income," for purposes of computing a U.S. Holder's U.S. foreign tax credit. Alternatively, a U.S. Holder may elect to claim a U.S. tax deduction for any Panamanian tax withheld, but only for a year in which the U.S. Holder elects to do so with respect to all foreign income taxes. In addition, a noncorporate U.S. Holder may not elect to deduct Panamanian taxes if such U.S. Holder does not itemize deductions.

  A holder of shares of Common Stock that is not a U.S. Holder (a "non-U.S. Holder") generally will not be subject to United States federal income tax including any withholding tax on distributions received on shares of Common Stock that are treated as dividend income for U.S. federal income tax purposes. A non-U.S. Holder generally will not be subject to United States federal income tax including any withholding tax on distributions received on shares of Common Stock that are treated as capital gains for United States federal income tax purposes, unless such non-U.S. Holder would be subject to United States federal income tax on gain realized on the sale of shares of Common Stock, as discussed below.

  Taxation of Capital Gain. Gain or loss realized by a U.S. Holder on the sale or other disposition of shares of Common Stock will be subject to United States federal income tax as capital gain or loss in an amount equal to the difference between the U.S. Holder's tax basis in the shares of Common Stock disposed of and the amount realized on the disposition. Such gain or loss will be mid-term capital gain or loss if the U.S. Holder has a holding period of more than one year but not more than 18 months at the time of disposition. Such gain will be long-term capital gain if the U.S. Holder has a holding period of more than 18 months at the time of disposition. Gain realized by a U.S. Holder on the sale or other disposition of shares of Common Stock generally will not be treated as foreign source income for U.S. foreign tax credit purposes, unless the gain is attributable to an office or fixed place of business maintained by the U.S. Holder outside the United States or is recognized by an individual whose tax home is outside the United States, and certain other conditions are met. Under proposed regulations, loss realized by a U.S. Holder on the disposition of Common Stock would be foreign source. For United States federal income tax purposes, capital losses are subject to limitations on deductibility. As a general rule, U.S. Holders that are corporations can use capital losses for a taxable year only to offset capital gains in that year. A corporation may be entitled to carry back unused capital losses to the three preceding tax years and to carry over losses to the five following tax years. In the case of noncorporate U.S. Holders, capital losses in a taxable year are deductible to the extent of any capital gains plus ordinary income of up to $3,000. Unused capital losses of noncorporate U.S. Holders may be carried over indefinitely.

  A non-U.S. Holder of shares of Common Stock will not be subject to United States federal income tax or withholding tax on gain realized on the sale or other disposition of the shares of Common Stock unless such holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, and certain other conditions are met.

  Information Reporting and Backup Withholding. Except as discussed below with respect to backup withholding, dividends paid by the Company will not be subject to withholding of U.S. income tax.

  Information reporting to the U.S. Internal Revenue Service by paying agents and custodians located in the United States will generally be required with respect to payments to U.S. Holders of dividends on, and proceeds of sales of, Common Stock. A U.S. Holder of Common Stock may be subject to backup withholding at the rate of 31% with respect to dividends on, and proceeds of sales of, Common Stock paid by such paying agents or custodians to such holder unless the holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding tax rules from a payment to a U.S. Holder will be allowed as a refund or a credit against such holder's U.S. federal income tax, provided that the required information is furnished to the U.S. Internal Revenue Service.

  Dividends paid on shares of Common Stock to a holder that is not a U.S. Holder are generally exempt from information reporting and backup withholding under current law; however, such a holder should provide a properly completed Form W-8 to secure such exemption.

  There is no income tax treaty between Panama and the United States.

PANAMANIAN TAXES

  The following summary of certain Panamanian tax matters is based upon the tax laws of Panama and regulations thereunder, in effect as of the date of this Prospectus and is subject to any subsequent change in Panamanian laws and regulations which may come into effect after such date. The principal Panamanian tax consequences of ownership of shares of Common Stock are as follows.

  General. Panama's income tax is exclusively territorial. Only income actually derived from sources within Panama is subject to taxation. Income derived by Panama or foreign corporations or individuals from off-shore operations is not taxable. The territorial principle of taxation has been in force throughout the history of the country and is supported by legislation, administrative regulations and court decisions. The Company has not been in the past and does not in the future expect to be subject to income taxes in Panama because all of its income has arisen from activities conducted entirely outside Panama. This is the case even though the Company maintains its registered office in Panama.

  Taxation of Distributions and Capital Gains. There will be no Panamanian taxes on distribution of dividends or capital gains realized by an individual or corporation, regardless of its nationality or residency, on the sale or other disposition of shares of Common Stock so long as the Company's assets are held and activities are conducted entirely outside of Panama.

                                 UNDERWRITING

  The names of the Underwriters of the shares of Common Stock offered hereby and the aggregate number of shares which each has severally agreed to purchase from the Selling Stockholders, subject to the terms and conditions specified in the Underwriting Agreement, are as follows:

                                                                             NUMBER
                                                                               OF
             UNDERWRITERS                                                    SHARES
             ------------                                                   ---------
   SBC Warburg Dillon Read Inc. ........................................... 1,344,424
   Merrill Lynch, Pierce, Fenner & Smith
            Incorporated................................................... 1,344,424
   Jensen Securities Co. ..................................................   298,761
   ABN AMRO Chicago Corporation............................................   100,000
   Credit Lyonnais Securities (USA) Inc. ..................................   100,000
   D.A. Davidson & Co., Inc. ..............................................    50,000
   Goldman, Sachs & Co. ...................................................   100,000
   Lehman Brothers Inc. ...................................................   100,000
   PaineWebber Incorporated................................................   100,000
   Prudential Securities Incorporated......................................   100,000
   Rauscher Pierce Refsnes, Inc. ..........................................    50,000
   Scotia Capital Markets (USA) Inc. ......................................   100,000
   Simmons & Company International.........................................    50,000
   Southcoast Capital Corporation..........................................    50,000
   Value Investing Partners, Inc. .........................................    50,000
                                                                            ---------
     Total................................................................. 3,937,609
                                                                            =========

  The Managing Underwriters are SBC Warburg Dillon Read Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and Jensen Securities Co. Certain private investment partnerships managed or formerly managed by Dillon Read, a predecessor of SBC Warburg Dillon Read Inc., and persons related or formerly related to Dillon Read, own 4,023,040 shares of Common Stock of the Company in the aggregate (of which 3,917,609 shares are being offered in the Offering). Bryan H. Lawrence, formerly a Managing Director of Dillon Read, and Peter A. Leidel, formerly a Senior Vice President of Dillon Read, have been members of the Board of Directors of the Company since April 1992. Each of SBC Warburg Dillon Read Inc. and Merrill Lynch has performed various investment banking services for the Company from time to time, for which it has received customary fees.

  If any shares of Common Stock offered hereby are purchased by the Underwriters, all such shares will be so purchased. The Underwriting Agreement contains certain provisions whereby, if any Underwriter defaults in its obligation to purchase such shares, and the aggregate obligations of the Underwriters so defaulting do not exceed 10% of the shares offered hereby, the remaining Underwriters, or some of them, must assume such obligations.

  The shares of Common Stock offered hereby are being initially offered severally by the Underwriters for sale at the price set forth on the cover page hereof, or at such price less a concession not to exceed $0.64 per share on sales to certain dealers. The Underwriters may allow, and such dealers may reallow, a concession not to exceed $0.10 per share on sales to certain other dealers. The offering of the shares of Common Stock is made for delivery when, as, and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of the shares. After the public offering, the public offering price, the concession and the reallowance may be changed by the Managing Underwriters.

  If the Underwriters exercise the over-allotment option referred to on the cover page of this Prospectus to purchase from the Company up to an additional 590,641 shares of Common Stock, each of the Underwriters will be obligated, subject to certain conditions, to purchase the number of additional shares of Common Stock proportionate to such Underwriter's initial commitment. The Underwriters may exercise such option on or before the thirtieth day from the date of the Underwriting Agreement and only to cover over-allotments made of the shares in connection with the Offering.

  The Company, each executive officer and director of the Company and certain stockholders of the Company have agreed not to sell, contract to sell, grant any option to sell, or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock or warrants or other rights to purchase Common Stock or permit the registration of Common Stock, for a period of 90 days after the date of this Prospectus, without the prior written consent of SBC Warburg Dillon Read Inc., except, without such consent, (a) the Company may register and the Company may issue securities pursuant to any of the Company's stock option or other benefit or incentive plans and (b) the Company may issue and register the Common Stock and the Company and the Selling Stockholders may sell the shares of Common Stock offered in the Offering.

  Under the Conduct Rules of the NASD, when more than 10% of the net proceeds of a public offering of equity securities, not including underwriting compensation, are to be paid to a member of the NASD participating in such public offering of equity securities or an affiliate of such member, or if a member proposes to underwrite, participate as a member of the underwriting syndicate or selling group, or otherwise assist in the distribution of a public offering of its own or an affiliate's securities, or of securities of a company with which it or its associated persons, parent or affiliates have a conflict of interest, the price at which the equity securities are distributed to the public must be no higher than that recommended by a "qualified independent underwriter" meeting certain standards. SBC Warburg Dillon Read Inc. is a member of the NASD and prior to September 2, 1997 under NASD regulations the Yorktown and Concord Investors were deemed to be affiliates of Dillon Read, a predecessor of SBC Warburg Dillon Read Inc. Certain of the Yorktown and Concord Investors are Selling Stockholders in the Offering and as a result will receive, in the aggregate, more than 10% of the net proceeds from the Offering. See "Principal and Selling Stockholders." As a result, due to the direct or indirect interest of SBC Warburg Dillon Read Inc. in the Yorktown and Concord Investors and the recent nature of the affiliation of the Yorktown and Concord Investors to Dillon Read, a predecessor of SBC Warburg Dillon Read Inc., the Offering is being made in compliance with paragraph (8) of Rule 2710(c) of the Conduct Rules of the NASD which relates to offerings where proceeds are directed to a member of the NASD and with paragraph (1) of Rule 2720(c) which relates to offerings where a member is participating in the distribution of securities issued or to be issued by the member or an affiliate of the member, or of a company with which the member or its associated persons, parent or affiliates have a conflict of interest. Merrill Lynch will act as the qualified independent underwriter in connection with the Offering and assume the customary responsibilities of acting as a qualified independent underwriter in pricing and conducting due diligence for the Offering. Merrill Lynch will not receive a fee for acting as the "qualified independent underwriter."

  The Managing Underwriters, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Managing Underwriters to reclaim a selling concession from a syndicate member when the Common Stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

  The Company and the Selling Stockholders have agreed in the Underwriting Agreement to indemnify the Underwriters and Merrill Lynch, as the qualified independent underwriter, against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters or Merrill Lynch, as the qualified independent underwriter, may be required to make in respect thereof.

  The Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

                                 LEGAL MATTERS

  The validity of the issuance of the shares of Common Stock offered by this Prospectus will be passed upon for the Company by Arias, Fabrega & Fabrega, Panama City, Republic of Panama. Certain other legal matters in connection with the sale of the Common Stock offered hereby will be passed upon for the Company by Conner & Winters, A Professional Corporation, Tulsa, Oklahoma, U.S.A. Certain legal matters in connection with the sale of the Common Stock offered hereby will be passed upon for the Underwriters by Cahill Gordon & Reindel, a partnership including a professional corporation, New York, New York, U.S.A. As of the date of this Prospectus, certain attorneys of Conner & Winters, A Professional Corporation, owned approximately 5,468 shares of Common Stock, in the aggregate.

                                    EXPERTS

  The consolidated financial statements and financial statement schedule of the Company as of December 31, 1995 and 1996, and for each of the years in the three-year period ended December 31, 1996, incorporated by reference or included herein, have been incorporated by reference or included herein in reliance upon the reports of KPMG Peat Marwick, independent certified public accountants, incorporated by reference or included herein, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Copies of such material can be obtained by mail from the Public Reference Section of the Commission, at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such reports, proxy and information statements and other information can be inspected and copied at the public reference facility referenced above and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Such reports, proxy statements and other information concerning the Company can also be inspected and copied at the New York Stock Exchange, 20 Broad Street, New York, New York 10005. In addition, the Commission maintains a site on the World Wide Web that contains reports, proxy and information statements and other information filed electronically by the Company with the Commission which can be accessed over the Internet at http://www.sec.gov.

  The Company has filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments, supplements and exhibits thereto, referred to as the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. Any statements contained in this Prospectus concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

  The following documents heretofore filed by the Company with the Commission (File No. 1-11953) are hereby incorporated by reference in this Prospectus:
(a) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996; (b) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, and June 30, 1997; and (c) the description of the Common Stock contained in the Company's registration statement on Form 8-A, dated July 19, 1996, including any amendment or report heretofore or hereafter filed for the purpose of updating the description of the Common Stock contained therein.

  Each document filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such document. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom this Prospectus has been delivered, on written or oral request of such person, a copy (without exhibits, unless such exhibits are specifically incorporated by reference into such documents) of any or all documents incorporated by reference in this Prospectus. Requests for such copies should be directed to John N. Hove, General Counsel and Secretary, Willbros USA, Inc., 2431 East 61st Street, Suite 200, Tulsa, Oklahoma 74136-1267, telephone number (918) 748-7000.

     ENFORCEABILITY OF CIVIL LIABILITIES UNDER THE FEDERAL SECURITIES LAWS

  The Company is a corporation organized under the laws of the Republic of Panama. In addition, certain of the directors of the Company are residents of countries other than the United States and the independent certified public accountants of the Company are located outside of the United States. Accordingly, it may not be possible to effect service of process on such persons in the United States and to enforce judgments against such persons predicated on the civil liability provisions of the federal securities laws of the United States. Because a substantial amount of the assets of the Company is located outside the United States, any judgment obtained in the United States against the Company may not be fully collectible in the United States. The Company has been advised by its counsel in the Republic of Panama, Arias, Fabrega & Fabrega, that courts in the Republic of Panama will enforce foreign judgments for liquidated amounts in civil matters, subject to certain conditions and exceptions. However, courts in the Republic of Panama will not enforce in original actions liabilities predicated solely on the United States federal securities laws. WGI's agent for service of process in the United States with respect to matters arising under the United States federal securities laws is CT Corporation System, 1633 Broadway, New York, New York 10019.

                              WILLBROS GROUP, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
INTERIM FINANCIAL STATEMENTS OF WILLBROS GROUP, INC.:
  Condensed Consolidated Balance Sheet--June 30, 1997 (Unaudited).........  F-2
  Condensed Consolidated Statements of Income--Six months ended June 30,
   1996 and 1997 (Unaudited)..............................................  F-3
  Condensed Consolidated Statement of Stockholders' Equity--Six months ended June 30, 1997 (Unaudited)........................................  F-4
  Condensed Consolidated Statements of Cash Flows--Six months ended June
   30, 1996 and 1997 (Unaudited)..........................................  F-5
  Notes to Condensed Consolidated Financial Statements (Unaudited)........  F-6
AUDITED FINANCIAL STATEMENTS OF WILLBROS GROUP, INC.:
  Independent Auditors' Report............................................  F-8
  Consolidated Balance Sheets--December 31, 1995 and 1996.................  F-9
  Consolidated Statements of Income--Years ended December 31, 1994, 1995 and 1996............................................................... F-10
  Consolidated Statements of Stockholders' Equity--Years ended December
   31, 1994, 1995 and 1996................................................ F-11
  Consolidated Statements of Cash Flows--Years ended December 31, 1994,
   1995 and 1996.......................................................... F-12
  Notes to Consolidated Financial Statements.............................. F-13

                              WILLBROS GROUP, INC.

                      CONDENSED CONSOLIDATED BALANCE SHEET

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                  JUNE 30,
                                                                    1997
                                                                  --------
                             ASSETS
Current assets:
  Cash and cash equivalents...................................... $ 14,090
  Accounts receivable............................................   63,557
  Contract cost and recognized income not yet billed.............    3,535
  Prepaid expenses...............................................    4,905
                                                                  --------
    Total current assets.........................................   86,087
Spare parts, net.................................................    5,852
Property, plant and equipment, net...............................   59,871
Other assets.....................................................    4,572
                                                                  --------
    Total assets................................................. $156,382
                                                                  ========
              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable.................................................. $  2,034
  Accounts payable and accrued liabilities.......................   35,003
  Accrued income taxes...........................................    4,983
  Contract billings in excess of cost and recognized income......    9,254
                                                                  --------
    Total current liabilities....................................   51,274
Deferred income taxes............................................      200
Other liabilities................................................    6,224
                                                                  --------
    Total liabilities............................................   57,698
Stockholders' equity:
  Class A Preferred Stock, par value $.01 per share, 1,000,000
   shares authorized, none issued................................      --
  Common stock, par value $.05 per share, 35,000,000 shares
   authorized; 14,392,166 shares issued..........................      719
  Capital in excess of par value.................................   55,540
  Cumulative foreign currency translation adjustment.............     (784)
  Retained earnings..............................................   45,639
  Notes receivable for stock purchases...........................   (2,430)
                                                                  --------
    Total stockholders' equity...................................   98,684
                                                                  --------
    Total liabilities and stockholders' equity................... $156,382
                                                                  ========

     See accompanying notes to condensed consolidated financial statements.

                              WILLBROS GROUP, INC.

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                            SIX MONTHS
                                                          ENDED JUNE 30,
                                                       ----------------------
                                                          1996        1997
                                                       ----------  ----------
Contract revenues.....................................   $102,456    $108,445
Operating expenses:
  Contract............................................     76,431      76,930
  Depreciation and amortization.......................      6,630       8,195
  General and administrative..........................     13,273      13,905
  Compensation from changes in redemption value of
   common stock.......................................      1,427         --
                                                       ----------  ----------
                                                           97,761      99,030
                                                       ----------  ----------
    Operating income..................................      4,695       9,415
Other income (expense):
  Interest--net.......................................       (122)         68
  Minority interest...................................       (778)       (939)
  Other--net..........................................        809         133
                                                       ----------  ----------
                                                              (91)       (738)
                                                       ----------  ----------
    Income before income taxes........................      4,604       8,677
Provision for income taxes............................      1,174       3,198
                                                       ----------  ----------
    Net income........................................   $  3,430    $  5,479
                                                       ==========  ==========
Net income per common and common equivalent share.....   $    .14    $    .38
                                                       ==========  ==========
Weighted average number of common and common
 equivalent shares outstanding........................ 13,990,321  14,387,776
                                                       ==========  ==========


     See accompanying notes to condensed consolidated financial statements.

                              WILLBROS GROUP, INC.

            CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
                                  (UNAUDITED)

                                                         CUMULATIVE             NOTES
                                                CAPITAL    FOREIGN            RECEIVABLE  TOTAL
                              COMMON STOCK     IN EXCESS  CURRENCY               FOR      STOCK-
                          --------------------  OF PAR   TRANSLATION RETAINED   STOCK    HOLDERS'
                            SHARES   PAR VALUE   VALUE   ADJUSTMENT  EARNINGS PURCHASES   EQUITY
                          ---------- --------- --------- ----------- -------- ---------- --------
Balance, January 1,
 1997...................  14,385,980   $719     $55,475     $(784)   $40,160   $(3,184)  $92,386
  Net income............         --     --          --        --       5,479       --      5,479
  Collection of notes
   receivable...........         --     --          --        --         --        754       754
  Issuance of common
   stock................       6,186    --           65       --         --        --         65
                          ----------   ----     -------     -----    -------   -------   -------
Balance, June 30, 1997..  14,392,166   $719     $55,540     $(784)   $45,639   $(2,430)  $98,684
                          ==========   ====     =======     =====    =======   =======   =======




     See accompanying notes to condensed consolidated financial statements.

                              WILLBROS GROUP, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                               SIX MONTHS
                                                             ENDED JUNE 30,
                                                            ------------------
                                                              1996      1997
                                                            --------  --------
Cash flows from operating activities:
  Net income............................................... $  3,430  $  5,479
  Reconciliation of net income to cash provided by operat-
   ing activities:
    Depreciation and amortization..........................    6,630     8,195
    Compensation from changes in redemption value of common
     stock.................................................    1,427       --
    Loss (gain) on sales and retirements...................       (5)       29
    Changes in operating assets and liabilities:
      Accounts receivable..................................    1,617    (9,801)
      Contract cost and recognized income not yet billed...    4,204       108
      Prepaid expenses and other assets....................   (1,181)   (2,698)
      Accounts payable and accrued liabilities.............   (4,867)    2,135
      Accrued income taxes.................................   (1,503)      933
      Contract billings in excess of cost and recognized
       income..............................................     (832)   (1,848)
      Other liabilities....................................      329       209
                                                            --------  --------
        Cash provided by operating activities..............    9,249     2,741
Cash flows from investing activities:
  Proceeds from sales of property and equipment............      216        62
  Purchase of property and equipment.......................  (10,408)  (11,904)
  Purchase of spare parts..................................   (2,869)   (2,936)
                                                            --------  --------
        Cash used in investing activities..................  (13,061)  (14,778)
Cash flows from financing activities:
  Proceeds from notes payable to banks.....................   10,831     1,682
  Collection of notes receivable for stock purchases.......      908       754
  Proceeds from common stock...............................      229        65
  Proceeds from long-term debt.............................    1,401       --
  Repayment of notes payable to banks......................   (9,139)     (259)
  Repayment of notes payable to former shareholders........      --       (233)
  Purchase of treasury stock...............................   (2,531)      --
  Payment of dividends on preferred stock..................   (1,448)      --
                                                            --------  --------
        Cash provided by financing activities..............      251     2,009
                                                            --------  --------
Cash used in all activities................................   (3,561)  (10,028)
Cash and cash equivalents, beginning of period.............   19,859    24,118
                                                            --------  --------
Cash and cash equivalents, end of period................... $ 16,298  $ 14,090
                                                            ========  ========


     See accompanying notes to condensed consolidated financial statements.

                             WILLBROS GROUP, INC.

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                (IN THOUSANDS)
                                  (UNAUDITED)

1. BASIS OF PRESENTATION

  The condensed consolidated financial statements of Willbros Group, Inc. and its majority-owned subsidiaries (the "Company") reflect all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows of the Company as of June 30, 1997, and for all interim periods presented. All adjustments are normal recurring accruals.

  Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These condensed consolidated financial statements should be read in conjunction with the Company's December 31, 1996, audited consolidated financial statements and notes thereto included elsewhere in this Prospectus. The results of operations for the period ended June 30, 1997, are not necessarily indicative of the operating results to be achieved for the full year.

2. FOREIGN EXCHANGE RISK

  The Company attempts to negotiate contracts which provide for payment in U.
S. dollars, but it may be required to take all or a portion of payment under a contract in another currency. To mitigate non-U.S. currency exchange risk, the Company seeks to match anticipated non-U.S. currency revenues with expenses in the same currency whenever possible. To the extent it is unable to match non-U.S. currency revenues with expenses in the same currency, the Company may use forward contracts, options or other common hedging techniques in the same non-U.S. currencies. The unrealized gains or losses on financial instruments used to hedge currency risk are deferred and recognized when realized as an adjustment to contract revenue. At June 30, 1997, the Company had forward sales contracts on 9,450 German marks expiring at various dates through December 30, 1997, with unrealized gains of approximately $346.

3. RECENT PRONOUNCEMENT

  In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings Per Share ("SFAS No. 128"), which establishes new standards for computing and presenting earnings per share. SFAS No. 128 is effective for earnings per share calculations for periods ending after December 15, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. If the provisions of SFAS No. 128 had been adopted in the first half of 1997, earnings per share for the first half of 1997 and 1996 would not have changed.

4. CONTINGENCIES, COMMITMENTS AND OTHER CIRCUMSTANCES

  The Company provides construction, engineering and specialty services to the oil and gas industry. The Company's principal markets are currently Africa, Asia, the Middle East, South America and the United States. Operations outside the United States may be subject to certain risks which ordinarily would not be expected to exist in the United States, including foreign currency fluctuations, expropriation of assets, civil uprisings and riots, instability of government and legal systems of decrees, laws, regulations, interpretations and court decisions which are not always fully developed and which may be retroactively applied. Management is not presently aware of any events of the type described in the countries in which it operates that have not been provided for in the accompanying condensed consolidated financial statements. Based upon the advice of knowledgeable professionals in the various work countries concerning the interpretation of the laws, practices and customs of the countries in which it operates, management believes the Company has followed the current practices in those countries; however, because

                             WILLBROS GROUP, INC.

                                (IN THOUSANDS)
                                  (UNAUDITED)
4. CONTINGENCIES, COMMITMENTS AND OTHER CIRCUMSTANCES--(CONTINUED)

of the nature of these potential risks, there can be no assurance that the Company may not be adversely affected by them in the future. The Company insures substantially all of its equipment in countries outside the United States against certain political risks and terrorism.

  The Company has the usual liability of contractors for the completion of contracts and the warranty of its work. Where work is performed through a joint venture, the Company also has possible liability for the contract completion and warranty responsibilities of its joint venturers. Management is not aware of any material exposure related thereto which has not been provided for in the accompanying condensed consolidated financial statements.

  Certain post contract completion audits and reviews are being conducted by clients and/or government entities. While there can be no assurance that claims will not be received as a result of such audits and reviews, management does not believe a legitimate basis for any material claims exists. At the present time it is not possible for management to estimate the likelihood of such claims being asserted or, if asserted, the amount or nature thereof.

                         INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
Willbros Group, Inc.:

  We have audited the accompanying consolidated balance sheets of Willbros Group, Inc. and subsidiaries (the "Company") as of December 31, 1995 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of Willbros Group, Inc. and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles in the United States.

                                          KPMG Peat Marwick

Panama City, Panama
January 31, 1997

                              WILLBROS GROUP, INC.

                          CONSOLIDATED BALANCE SHEETS

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                              DECEMBER 31,
                                                            ------------------
                                                              1995      1996
                                                            --------  --------
                          ASSETS
Current assets:
  Cash and cash equivalents................................ $ 19,859  $ 24,118
  Accounts receivable......................................   65,652    53,756
  Contract cost and recognized income not yet billed.......   11,515     3,643
  Prepaid expenses.........................................    1,992     3,866
                                                            --------  --------
    Total current assets...................................   99,018    85,383
Spare parts, net...........................................    4,615     5,724
Property, plant and equipment, net.........................   44,318    53,445
Other assets...............................................    2,003     2,913
                                                            --------  --------
    Total assets........................................... $149,954  $147,465
                                                            ========  ========
           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable............................................ $  3,119  $    640
  Accounts payable and accrued liabilities.................   41,015    32,868
  Accrued income taxes.....................................    4,918     4,050
  Contract billings in excess of cost and recognized
   income..................................................   11,199    11,102
                                                            --------  --------
    Total current liabilities..............................   60,251    48,660
Deferred income taxes......................................    1,358       200
Other liabilities..........................................    4,954     6,219
                                                            --------  --------
    Total liabilities......................................   66,563    55,079
Redemption value of common stock held by plan partici-
 pants.....................................................    7,918       --
Redeemable Preferred Stock, $100 par value, redeemable at
   par
   March 31, 2001, 8% dividend payable quarterly beginning
   March 31, 1996, 362,000 shares authorized, none issued
   at December 31, 1996 (362,000 at December 31, 1995).....   36,200       --
Stockholders' equity:
  Class A Preferred Stock, par value $.01 per share,
   1,000,000 shares authorized, none issued................      --        --
  Common stock, par value $.05 per share, 35,000,000 shares
   authorized and 14,385,980 shares issued at December 31,
   1996 (3,000,000 at December 31, 1995)...................      150       719
  Capital in excess of par value...........................   10,731    55,475
  Cumulative foreign currency translation adjustment.......     (784)     (784)
  Retained earnings........................................   39,956    40,160
  Notes receivable for stock purchases.....................   (2,377)   (3,184)
  Treasury stock at cost, 78,000 shares at December 31,
   1995....................................................     (485)      --
  Redemption value of common stock held by plan partici-
   pants...................................................   (7,918)      --
                                                            --------  --------
    Total stockholders' equity.............................   39,273    92,386
                                                            --------  --------
    Total liabilities and stockholders' equity............. $149,954  $147,465
                                                            ========  ========

          See accompanying notes to consolidated financial statements.

                              WILLBROS GROUP, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                               YEAR ENDED DECEMBER 31,
                                         -------------------------------------
                                            1994         1995         1996
                                         -----------  -----------  -----------
Contract revenues......................  $   145,716  $   220,506  $   197,688
Operating expenses:
  Contract.............................       98,700      161,584      145,812
  Depreciation and amortization........       14,598       15,193       13,932
  General and administrative...........       24,261       27,937       25,803
  Compensation from changes in
   redemption value of common stock....        1,681        2,100        6,122
                                         -----------  -----------  -----------
                                             139,240      206,814      191,669
                                         -----------  -----------  -----------
    Operating income...................        6,476       13,692        6,019
Other income (expense):
  Interest income......................        2,205        1,863        1,063
  Foreign exchange gain (loss).........           42         (331)         705
  Minority interest....................       (1,758)      (1,589)      (2,220)
  Interest expense.....................       (1,370)      (1,719)      (1,278)
  Other--net...........................           71          (50)         767
                                         -----------  -----------  -----------
                                                (810)      (1,826)        (963)
                                         -----------  -----------  -----------
    Income before income taxes.........        5,666       11,866        5,056
Provision (credit) for income taxes....       (4,146)         (75)       2,332
                                         -----------  -----------  -----------
    Net income.........................  $     9,812  $    11,941  $     2,724
                                         ===========  ===========  ===========
Net income per common and common
 equivalent share......................  $       .70  $       .84  $       .09
                                         ===========  ===========  ===========
Weighted average number of common and
 common equivalent shares outstanding..   13,981,201   14,215,181   14,151,532
                                         ===========  ===========  ===========


          See accompanying notes to consolidated financial statements.

                              WILLBROS GROUP, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                                   REDEMPTION
                                                        CUMULATIVE              NOTES               VALUE OF
                                               CAPITAL    FOREIGN             RECEIVABLE             COMMON     TOTAL
                             COMMON STOCK     IN EXCESS  CURRENCY                FOR               STOCK HELD   STOCK-
                         --------------------  OF PAR   TRANSLATION RETAINED    STOCK    TREASURY   BY PLAN    HOLDERS'
                           SHARES   PAR VALUE   VALUE   ADJUSTMENT  EARNINGS  PURCHASES   STOCK   PARTICIPANTS  EQUITY
                         ---------- --------- --------- ----------- --------  ---------- -------- ------------ --------
Balance, January 1,
 1994..................   2,475,000   $124     $ 5,203     $(783)   $20,977    $(1,947)   $  --     $(3,279)   $20,295
 Net income............         --     --          --        --       9,812        --        --         --       9,812
 Purchase of treasury
  stock................         --     --          --        --         --         --       (323)        66       (257)
 Payment of notes
  receivable...........         --     --          --        --         --         648       --        (536)       112
 Exercise of stock
  options..............     372,000     18       1,223       --         --      (1,096)      --         --         145
 Increase in redemption
  value of common
  stock................         --     --        1,681       --         --         --        --      (1,681)       --
 Translation
  adjustments..........         --     --          --          7        --         --        --         --           7
 Deemed dividend.......         --     --          --        --      (2,774)       --        --         --      (2,774)
                         ----------   ----     -------     -----    -------    -------    ------    -------    -------
Balance, December 31,
 1994..................   2,847,000    142       8,107      (776)    28,015     (2,395)     (323)    (5,430)    27,340
                         ----------   ----     -------     -----    -------    -------    ------    -------    -------
 Net income............         --     --          --        --      11,941        --        --         --      11,941
 Purchase of treasury
  stock................         --     --          --        --         --         --       (376)       166       (210)
 Payment of notes
  receivable...........         --     --          --        --         --         663       --        (554)       109
 Exercise of stock
  options..............     153,000      8         524       --         --        (645)      214        --         101
 Increase in redemption
  value of common
  stock................         --     --        2,100       --         --         --        --      (2,100)       --
 Translation
  adjustments..........         --     --          --         (8)       --         --        --         --          (8)
                         ----------   ----     -------     -----    -------    -------    ------    -------    -------
Balance, December 31,
 1995..................   3,000,000    150      10,731      (784)    39,956     (2,377)     (485)    (7,918)    39,273
                         ----------   ----     -------     -----    -------    -------    ------    -------    -------
 Net income............         --     --          --        --       2,724        --        --         --       2,724
 Preferred dividends...         --     --          --        --      (1,448)       --        --         --      (1,448)
 Purchase of treasury
  stock................         --     --          --        --         --         --     (2,531)        63     (2,468)
 Exercise of stock
  options..............         --     --          --        --      (1,072)    (1,715)    3,016        --         229
 Sale of common stock,
  net of offering
  expenses.............     525,980     26       2,965       --         --         --        --         --       2,991
 Conversion of
  preferred stock......  10,860,000    543      35,657       --         --         --        --         --      36,200
 Payment of notes
  receivable...........         --     --          --        --         --         908       --        (897)        11
 Increase in redemption
  value of common
  stock................         --     --        1,427       --         --         --        --      (1,427)       --
 Compensation expense
  at initial public
  offering date........         --     --        4,695       --         --         --        --         --       4,695
 Termination of
  redemption
  obligation...........         --     --          --        --         --         --        --      10,179     10,179
                         ----------   ----     -------     -----    -------    -------    ------    -------    -------
Balance, December 31,
 1996..................  14,385,980   $719     $55,475     $(784)   $40,160    $(3,184)   $  --     $   --     $92,386
                         ==========   ====     =======     =====    =======    =======    ======    =======    =======

          See accompanying notes to consolidated financial statements.

                              WILLBROS GROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                   YEAR ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1994      1995      1996
                                                  --------  --------  --------
Cash flows from operating activities:
  Net income..................................... $  9,812  $ 11,941  $  2,724
  Reconciliation of net income to cash provided
   by (used in) operating activities:
    Depreciation and amortization................   14,598    15,193    13,932
    Compensation from changes in redemption value
     of common stock.............................    1,681     2,100     6,122
    Loss (gain) on sales and retirements.........      394       592       (96)
    Changes in operating assets and liabilities:
      Accounts receivable........................     (607)  (33,923)   11,896
      Contract cost and recognized income not yet
       billed....................................    2,308   (10,797)    7,872
      Prepaid expenses and other assets..........     (679)     (556)   (2,784)
      Accounts payable and accrued liabilities...   (2,066)    8,930    (8,147)
      Accrued income taxes.......................   (9,977)   (1,541)     (868)
      Contract billings in excess of cost and
       recognized income.........................  (19,228)       97       (97)
      Deferred income taxes......................     (207)     (976)   (1,158)
      Other liabilities..........................      200       544       565
                                                  --------  --------  --------
        Cash provided by (used in) operating ac-
         tivities................................   (3,771)   (8,396)   29,961
Cash flows from investing activities:
  Proceeds from sales of property and equipment..      759       388       885
  Purchase of property and equipment.............   (3,703)  (13,179)  (18,474)
  Purchase of spare parts........................   (3,468)   (5,767)   (6,483)
  Purchase of CAMSA, net of cash received of
   $663..........................................   (6,757)      --        --
                                                  --------  --------  --------
        Cash used in investing activities........  (13,169)  (18,558)  (24,072)
Cash flows from financing activities:
  Proceeds from notes payable to banks...........   11,211     6,530    13,291
  Proceeds from common stock.....................      145       101     3,220
  Proceeds from notes payable to former share-
   holders.......................................      --        --      1,401
  Collection of notes receivable for stock pur-
   chases........................................      648       663       908
  Repayment of notes payable to banks............   (7,952)   (9,239)  (16,237)
  Purchase of treasury stock.....................     (323)     (376)   (2,531)
  Payment of dividends on preferred stock........      --        --     (1,448)
  Repayment of notes payable to former sharehold-
   ers...........................................      --        --       (234)
  Repayment of bank debt.........................   (5,000)      --        --
                                                  --------  --------  --------
        Cash used in financing activities........   (1,271)   (2,321)   (1,630)
Effect of exchange rate changes on cash and cash
 equivalents.....................................        7        (8)      --
                                                  --------  --------  --------
Cash provided by (used in) all activities........  (18,204)  (29,283)    4,259
Cash and cash equivalents, beginning of year.....   67,346    49,142    19,859
                                                  --------  --------  --------
Cash and cash equivalents, end of year........... $ 49,142  $ 19,859  $ 24,118
                                                  ========  ========  ========

          See accompanying notes to consolidated financial statements.

                             WILLBROS GROUP, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation--The consolidated financial statements include the accounts of Willbros Group, Inc. ("WGI"), a Republic of Panama corporation, and all of its majority-owned subsidiaries (the "Company"). All material intercompany accounts and transactions are eliminated in consolidation. The ownership interest of minority participants in subsidiaries that are not wholly owned (principally in Nigeria and Oman) is included in accounts payable and accrued liabilities and is not material. The minority participants' share of the net income of those subsidiaries is included in other expense.

  The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and include certain estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

  Accounts Receivable--Accounts receivable include retainage, all due within one year, of $2,654 in 1995 and $1,437 in 1996 and are stated net of allowances for bad debts of $2,992 in 1995 and $1,119 in 1996.

  Spare Parts--Spare parts (excluding expendables), stated net of accumulated depreciation of $10,641 in 1995 and $9,750 in 1996, are depreciated over three years on the straight-line method.

  Property, Plant and Equipment--Depreciation is provided on the straight-line method using principally estimated lives of four to six years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. Normal repair and maintenance costs are charged to expense as incurred. Major overhaul costs are accrued and allocated to contracts based on estimates of equipment condition. Significant renewals and betterments are capitalized.

  Revenues--Construction and engineering fixed-price contracts are accounted for using the percentage-of-completion method. Under this method, estimated contract revenues are accrued based generally on the percentage that costs to date bear to total estimated costs, taking into consideration physical completion. Estimated contract losses are recognized in full when determined. Revenues from unit-price contracts are recognized as earned. Revenues from change orders, extra work, variations in the scope of work and claims are recognized when realization is assured.

  Income Taxes--The Company accounts for income taxes by the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences of operating loss and tax credit carryforwards and differences between the financial carrying values of assets and liabilities and their tax bases.

  Retirement Plans and Benefits--The Company has defined benefit and defined contribution retirement plans and a postretirement medical benefits plan that provide retirement benefits to substantially all regular employees. Qualified plans are contributory on the part of employees. Pension costs are funded in accordance with annual actuarial valuations. The Company records the cost of postretirement medical benefits, which are funded on the pay-as-you-go basis, over the employees' working lives.

  Common Stock Options--The Company follows the intrinsic value method of accounting for common stock options granted to employees.

                             WILLBROS GROUP, INC.

              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

  Foreign Currency Translation--All significant asset and liability accounts stated in currencies other than United States dollars are translated into United States dollars at current exchange rates. Translation adjustments are accumulated in a separate component of stockholders' equity. Revenue and expense accounts are converted at prevailing rates throughout the year. Foreign currency transaction adjustments and translation adjustments in highly inflationary economies are recorded in income.

  Cash Flows--In the determination of cash flows, all highly liquid debt instruments are considered to be cash equivalents. The Company paid interest of $1,377 in 1994, $1,712 in 1995 and $1,280 in 1996 and income taxes of
$2,227 in 1994, $2,426 in 1995 and $3,676 in 1996.

  Income per Share--Primary income per share is calculated by dividing net income, less any preferred dividend requirements, by the weighted average number of common share and dilutive share equivalents (options and warrants), outstanding during the year. Fully diluted income per share is calculated assuming all shares and dilutive share equivalents are outstanding as of the beginning of the year. There is no significant difference between primary and fully diluted income per share. The weighted average number of common share and share equivalents assumes that all common shares issued in the twelve months prior to the initial public offering were outstanding for all periods presented.

  Reclassifications--Certain previously reported amounts have been reclassified to be consistent with amounts as reported herein.

2. CONCENTRATION OF CREDIT RISK

  The Company has a concentration of customers in the oil and gas industry which exposes the Company to a concentration of credit risk within an industry. The Company seeks to obtain advance and progress payments for contract work performed on major contracts. Receivables are generally not collateralized. The Company believes that its allowance for bad debts is adequate.

3. CONTRACTS IN PROGRESS

  Most contracts allow for progress billings to be made during performance of the work. These billings may be made on a basis different from that used for recognizing revenue. Contracts in progress for which cost and recognized income exceed billings or billings exceed cost and recognized income consist of:

                                                             DECEMBER 31,
                                                           ------------------
                                                             1995      1996
                                                           --------  --------
   Costs incurred on contracts in progress................ $ 73,928  $ 67,296
   Recognized income......................................    3,359     8,763
                                                           --------  --------
                                                             77,287    76,059
   Progress billings and advance payments.................   76,971    83,518
                                                           --------  --------
                                                           $    316  $ (7,459)
                                                           ========  ========
   Contract cost and recognized income not yet billed..... $ 11,515  $  3,643
   Contract billings in excess of cost and recognized in-
    come..................................................  (11,199)  (11,102)
                                                           ========  ========
                                                           $    316  $ (7,459)
                                                           ========  ========

                             WILLBROS GROUP, INC.

              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)


4. PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment, at cost, consist of:

                                                                  DECEMBER 31,
                                                                 ---------------
                                                                  1995    1996
                                                                 ------- -------
   Construction equipment....................................... $33,346 $38,475
   Marine equipment.............................................  23,100  32,355
   Transportation equipment.....................................  15,208  16,318
   Land, buildings, furniture and equipment.....................   8,677   9,663
                                                                 ------- -------
                                                                  80,331  96,811
   Less accumulated depreciation and amortization...............  36,013  43,366
                                                                 ------- -------
                                                                 $44,318 $53,445
                                                                 ======= =======

5. NOTES PAYABLE

  The Company has unsecured credit facilities with banks in certain countries outside the United States. Borrowings under these lines of $173, in the form of short-term notes and overdrafts, are made at competitive local interest rates. Generally, each line is available only for borrowings related to operations in a specific country. Credit available under these facilities is approximately $8,000 at December 31, 1996.

  The Company has notes payable to three former shareholders requiring quarterly payments of $117 plus interest at the Company's rate for senior debt to be made through April 15, 1999. At December 31, 1996, the current portion of these notes, included in notes payable, is $467 and the long-term portion, included in other liabilities, is $700.

6. LINE OF CREDIT

  At December 31, 1996, the Company had a $100,000 credit agreement with a bank consortium which provided for revolving loans and letters of credit. There were no borrowings and outstanding letters of credit totaled $28,735 (of which none were commercial or financial letters of credit) at December 31, 1996, leaving an amount fully available under the line of $71,265.

  The Company has an underwritten commitment from a bank for a new five-year $150,000 credit agreement that may be extended annually for three years, subject to certain approvals. The new credit agreement, which was entered into subsequent to December 31, 1996, provides for a $100,000 revolving credit facility, part of which can be used for acquisitions and equity investments. The entire facility, less amounts used under the revolving portion of the facility, may be used for standby and commercial letters of credit. Principal is payable at termination on all revolving loans except qualifying acquisition and equity investment loans which are payable quarterly over the remaining life of the credit agreement. Interest is payable quarterly at prime or other alternative interest rates. A commitment fee is payable quarterly based on an annual rate of 1/4% of the unused portion of the new credit facility. The Company's obligations under the new credit agreement are secured by the stock of the principal subsidiaries of the Company. The new credit agreement requires the Company to maintain certain financial ratios, restricts the amount of annual dividend payments to the greater of 25c per share or 25% of net income and limits the Company's ability to purchase its own stock.

                             WILLBROS GROUP, INC.

              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)


7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

  Accounts payable and accrued liabilities consist of:

                                                                  DECEMBER 31,
                                                                 ---------------
                                                                  1995    1996
                                                                 ------- -------
   Trade payables............................................... $23,826 $18,471
   Payrolls and payroll liabilities.............................  13,452  10,793
   Equipment reconditioning and overhaul reserves...............   3,737   3,604
                                                                 ------- -------
                                                                 $41,015 $32,868
                                                                 ======= =======

8. RETIREMENT PLANS

  The Company has defined benefit plans (pension plans) covering substantially all regular employees which are funded by employee and Company contributions. The Company's funding policy is to contribute at least the minimum required by the Employee Retirement Income Security Act of 1974 in accordance with annual actuarial valuations. Benefits under the plans are determined by employee earnings and credited service. Pension expense includes the following components:

                                                   YEAR ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1994      1995      1996
                                                  --------  --------  --------
   Service cost for benefits earned during the
    period......................................  $  1,206  $    915  $  1,136
   Interest cost on projected benefit obliga-
    tion........................................     1,447     1,608     1,725
   Actual loss (gain) on plan assets............       550    (4,855)   (3,325)
   Deferred gain (loss) on plan assets..........    (2,169)    3,285     1,301
   Amortization.................................        22       --         (2)
                                                  --------  --------  --------
                                                  $  1,056  $    953  $    835
                                                  ========  ========  ========

  Accrued pension liability includes the following components:
                                                         DECEMBER 31,
                                                  ----------------------------
                                                    1994      1995      1996
                                                  --------  --------  --------
   Projected benefit obligation over (under)
    plan assets:
     Projected benefit obligation:
       Vested benefits..........................  $ 16,478  $ 20,477  $ 20,963
       Nonvested benefits.......................       510       505       383
                                                  --------  --------  --------
         Accumulated benefits...................    16,988    20,982    21,346
       Related to future pay increases..........     3,561     4,180     4,437
                                                  --------  --------  --------
                                                    20,549    25,162    25,783
     Plan assets at fair value (primarily listed
      stocks and bonds).........................   (18,595)  (23,660)  (26,995)
                                                  --------  --------  --------
                                                     1,954     1,502    (1,212)
   Unrecognized net gain (loss).................    (1,124)     (499)    2,456
   Unrecognized prior service cost..............      (282)     (253)     (228)
   Transition asset at January 1, 1987..........       201       172       143
                                                  --------  --------  --------
                                                  $    749  $    922  $  1,159
                                                  ========  ========  ========

                             WILLBROS GROUP, INC.

              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

8. RETIREMENT PLANS--(CONTINUED)

  The projected benefit obligation is determined using a weighted average discount rate of 8.0 percent at December 31, 1994, 7.0 percent at December 31, 1995, and 7.5 percent at December 31, 1996. The rate of increase in future pay increases is 6.0 percent and assets are expected to have a long-term rate of return of 8.5 percent. The transition asset is amortized over 15 years.

  The Company has a defined contribution plan which is funded by participating employee contributions and the Company. The Company matches employee contributions up to a maximum of 4% of salary in cash or beginning in 1997 up to 5% of salary, if the participant so elects, in WGI common stock. Company contributions for this plan were $487 in 1994, $506 in 1995 and $569 in 1996.

  Effective January 1, 1994, the Company established an Executive Benefit Restoration Plan. The Plan partially restores benefits to certain executives whose benefits under the defined benefit pension plans are reduced as a result of limitations imposed by the U. S. Internal Revenue Code. Plan expense is $285 in 1994, $303 in 1995 and $325 in 1996 and plan liability, included in accounts payable and accrued liabilities, is $909 at December 31, 1995 and $1,061 at December 31, 1996. The Company established a trust to fund benefit payments. Contributions of assets to the trust by the Company are irrevocable but are subject to creditor claims under certain conditions. Assets held in trust, included in other assets, are $605 at December 31, 1995, and $974 at December 31, 1996.

9.  POSTRETIREMENT MEDICAL BENEFITS

  Postretirement medical benefit expense is $615 in 1994, $690 in 1995 and $589 in 1996 and includes service cost of $269 in 1994, $262 in 1995 and $242 in 1996 and interest cost of $315 in 1994, $405 in 1995 and $347 in 1996 and amortization of $31 in 1994 and $23 in 1995.

  Accrued postretirement medical benefit liability includes the following components:

                                                                   DECEMBER 31,
                                                                   --------------
                                                                    1995    1996
                                                                   ------  ------
   Accumulated postretirement benefit obligation:
     Retirees..................................................... $2,062  $1,734
     Fully eligible active plan participants......................    562     528
     Other active plan participants...............................  2,326   2,093
                                                                   ------  ------
       Accumulated postretirement benefits........................  4,950   4,355
   Unrecognized net gain (loss)...................................    (70)  1,027
                                                                   ------  ------
                                                                   $4,880  $5,382
                                                                   ======  ======

  The non-current portion of the liability, $4,717 at December 31, 1995, and $5,282 at December 31, 1996, is included in other liabilities.

  The weighted average annual assumed rate of increase in the per capita cost of covered benefits is 8.5 percent for 1996 and is assumed to decrease to 5.5 percent by the year 2006 and to remain at that level. The discount rate used in determining the liability is 8.0 percent at December 31, 1994, 7.0 percent at December 31, 1995, and 7.5 percent at December 31, 1996. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the postretirement medical liability at December 31, 1996, by $634 and expense for 1996 by $106.

                             WILLBROS GROUP, INC.

              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

10. INCOME TAXES

  The provision (credit) for income taxes represents income taxes arising as a result of operations and credits for revision of previous estimates of income taxes payable in a number of countries. The Company is not subject to income tax in Panama on income earned outside of Panama. All income has been earned outside of Panama; therefore, there is no expected relationship between income
(loss) before income taxes and the provision (credit) for income taxes. The effective consolidated tax rate differs from the statutory tax rate in each country because taxable income and operating losses from different countries cannot be offset and tax rates and methods of determining taxes payable are different in each country.

  Income (loss) before income taxes and the provision (credit) for income taxes in the Consolidated Statements of Income consist of:

                                                      YEAR ENDED DECEMBER 31,
                                                      -------------------------
                                                       1994     1995     1996
                                                      -------  -------  -------
   Income (loss) before income taxes:
     Other countries................................. $11,841  $16,044  $12,888
     United States...................................  (6,175)  (4,178)  (7,832)
                                                      -------  -------  -------
                                                      $ 5,666  $11,866  $ 5,056
                                                      =======  =======  =======
   Provision (credit) for income taxes:
     Currently payable:
       Other countries............................... $(3,942) $   893  $ 3,696
       United States:
         Federal.....................................     --       --       --
         State.......................................       3        8     (206)
                                                      -------  -------  -------
                                                       (3,939)     901    3,490
     Deferred, other countries.......................    (207)    (976)  (1,158)
                                                      -------  -------  -------
                                                      $(4,146) $   (75) $ 2,332
                                                      =======  =======  =======

  The Company has a deferred tax asset in the United States of $19,436 at December 31, 1995, and $20,329 at December 31, 1996, relating to United States net operating loss and credit carryforwards and employee benefit expense, and a deferred tax liability of $1,485 at December 31, 1995, and $1,565 at December 31, 1996, relating to excess tax depreciation. The net deferred tax asset is reduced to zero by a valuation allowance. The Company has a deferred tax liability in other countries of $1,358 at December 31, 1995, and $200 at December 31, 1996, related to temporary differences, principally in contract revenues and expenses.

  The Company has $45,971 in United States net operating loss carryforwards and $1,379 of United States investment tax credit carryforwards at December 31, 1996. The United States net operating loss carryforwards will expire, unless utilized, beginning in 1997 and ending December 31, 2011. The carryforwards available on an annual basis are limited. The Company has a nonexpiring operating loss carryforward in the United Kingdom of $29,412 ((Pounds)17,200) as of December 31, 1996.

11. STOCK OWNERSHIP PLANS

  During May, 1996, the Company established the Willbros Group, Inc. 1996 Stock Plan (the "1996 Plan") with 1,125,000 shares of common stock authorized for issuance to provide for awards to key

                             WILLBROS GROUP, INC.

              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

11. STOCK OWNERSHIP PLANS--(CONTINUED)

employees of the Company, and the Willbros Group, Inc. Director Stock Plan (the "Director Plan") with 125,000 shares of common stock authorized for issuance to provide for the grant of stock options to non-employee directors.

  Under the 1996 Plan, options vesting 25% at the date of grant (October 1996) and 25% each January 1 thereafter, were granted to purchase 95,000 shares at $8.67 per share and 349,000 shares at $9.125 per share. Under the Director Plan, options to purchase 27,000 shares at $10.00 per share were granted at the date of the initial public offering and options to purchase 10,000 shares at $9.125 per share were granted in October 1996. At December 31, 1996, the 1996 Plan has 681,000 shares and the Director Plan has 88,000 shares available for grant.

  The per share weighted-average fair value of options granted during 1996 under the 1996 Plan is $2.87 per share and under the Director Plan is $2.58 per share, calculated using the Black Scholes option-pricing model (assuming the options have a life of 3 years, the risk-free interest rate at the date of grant is 6.01% and volatility is 35.15%).

  No compensation expense for the options granted under the 1996 Plan and the Director Plan is recorded. Had compensation expense for vested options been recorded at December 31, 1996, the Company's net income would have been reduced to $2,310, and net income per share would have been reduced to $.06.

  Under employee stock ownership plans established in 1992 and 1995, certain key employees were issued options to purchase common stock at a discount from fair value and were allowed to finance up to 90% of the option price with three-year non-interest bearing recourse notes. Options were issued to purchase 372,000 shares of common stock at $3.33 per share in 1994 and 195,000 shares (including 42,000 treasury shares) of common stock at $3.83 per share in 1995. During May 1996, options were issued to purchase 273,000 shares of common stock, all from treasury stock, at $4.53 per share and 5,192 shares of preferred stock, all from treasury, at $136 per share. All options were exercised shortly after issuance. The Company had an obligation to purchase, under certain conditions and at a formula price, stock held by retiring or terminating employees, and recorded as compensation expense the change in the redemption value at the end of each period using the maximum formula price. The Company recognized a non-cash compensation expense of $4,695 for the difference between the maximum redemption value of the shares subject to redemption and the initial public offering price upon the effectiveness of the initial public offering. The maximum redemption amount was classified outside of stockholders' equity in the Consolidated Balance Sheets. The Company's redemption obligation terminated in the fourth quarter of 1996.

12. ACQUISITION

  Effective May 1, 1994, the Company acquired 100 percent of the shares of Construcciones Acuaticas Mundiales, S.A. ("CAMSA"), a Venezuelan company, from an affiliate of Heerema Holding Construction, Inc. ("Heerema"), a former shareholder of the Company, for $7,420 cash (including transaction fees) in a transaction accounted for as a purchase. Accordingly, the Company has made allocations of the purchase price among acquired assets and liabilities based on their respective fair values at the date of purchase. The net assets of CAMSA included $663 of cash. Heerema's residual interest in CAMSA was reduced to its previous carrying value by a deemed dividend. Pro forma net income of the Company, assuming the acquisition occurred at January 1, 1994, is not materially different from historical results for the year ended December 31, 1994.

                             WILLBROS GROUP, INC.

              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

13. SEGMENT INFORMATION

  The Company operates in a single industry segment. The main lines of business include construction, engineering and specialty services to the oil and gas industry. Due to a limited number of major projects and clients, the Company may at any one time have a substantial part of its operations dedicated to one project, client and country.

  Customers with more than 10% of contract revenue are as follows:

                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                                  ----------------
                                                                  1994  1995  1996
                                                                  ----  ----  ----
   Customer A....................................................  29%   32%   33%
   Customer B.................................................... --     13    16
                                                                  ---   ---   ---
                                                                   29%   45%   49%
                                                                  ===   ===   ===

  Information about the Company's operations in different geographic areas is shown below:

                                                    YEAR ENDED DECEMBER 31,
                                                   ----------------------------
                                                     1994      1995      1996
                                                   --------  --------  --------
   Contract revenues:
     Africa....................................... $ 68,908  $ 95,972  $ 87,283
     Asia.........................................      540    31,011    35,077
     Middle East..................................   23,469    21,870    23,513
     North America(1).............................   48,061    52,100    32,918
     South America................................    4,738    19,553    18,897
                                                   --------  --------  --------
                                                   $145,716  $220,506  $197,688
                                                   ========  ========  ========
   Operating profit (loss):(2)
     Africa....................................... $ 22,736  $ 26,021  $ 25,764
     Asia.........................................   (1,379)   (1,114)   (8,249)
     Middle East..................................    6,225     1,175       900
     North America................................   (3,898)   (1,280)   (2,680)
     South America................................   (2,917)    3,855     5,822
                                                   --------  --------  --------
                                                   $ 20,767  $ 28,657  $ 21,557
                                                   ========  ========  ========
   Identifiable assets:
     Africa....................................... $ 37,211  $ 63,281  $ 54,767
     Asia.........................................      174    21,188    10,247
     Middle East..................................   13,626    15,543    20,781
     North America................................   67,375    36,160    43,385
     South America................................   12,802    13,782    18,285
                                                   --------  --------  --------
                                                   $131,188  $149,954  $147,465
                                                   ========  ========  ========

--------
(1) Net of inter-geographic area revenues of $2,001 in 1994, $4,986 in 1995 and $3,052 in 1996.
(2) Operating profit (loss) is before deducting general corporate expenses of $14,291 in 1994, $14,965 in 1995 and $15,538 in 1996.

                             WILLBROS GROUP, INC.

              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

  The carrying value of financial instruments does not materially differ from fair value.

15. INITIAL PUBLIC OFFERING

  An initial public offering of the Company's common stock was completed in August 1996, with the sale of 5,490,500 shares of common stock, consisting of 525,980 newly issued shares resulting in net proceeds to the Company of $4,892 before offering costs and 4,964,520 shares sold by a stockholder of the Company for which the Company did not receive any proceeds. Subsequent to the initial public offering, there are 14,385,980 shares of common stock outstanding.

  In July 1996, prior to the initial public offering, all 362,000 shares of the $100 redeemable preferred stock of the Company outstanding were converted into common stock of the Company at a conversion rate of 30 shares of common stock for each share of preferred stock.

16. CONTINGENCIES, COMMITMENTS AND OTHER CIRCUMSTANCES

  The Company provides construction, engineering and specialty services to the oil and gas industry. The Company's principal markets are currently Africa, Asia, the Middle East, South America and the United States. Operations outside the United States may be subject to certain risks which ordinarily would not be expected to exist in the United States, including foreign currency fluctuations, expropriation of assets, civil uprisings and riots, instability of government and legal systems of decrees, laws, regulations, interpretations and court decisions which are not always fully developed and which may be retroactively applied. Management is not presently aware of any events of the type described in the countries in which it operates that have not been provided for in the accompanying consolidated financial statements. Based upon the advice of knowledgeable professionals in the various work countries concerning the interpretation of the laws, practices and customs of the countries in which it operates, management believes the Company has followed the current practices in those countries; however, because of the nature of these potential risks, there can be no assurance that the Company may not be adversely affected by them in the future. The Company insures substantially all of its equipment in countries outside the United States against certain political risks and terrorism.

  The Company has the usual liability of contractors for the completion of contracts and the warranty of its work. Where work is performed through a joint venture, the Company also has possible liability for the contract completion and warranty responsibilities of its joint venturers. Management is not aware of any material exposure related thereto which has not been provided for in the accompanying consolidated financial statements.

  Certain post contract completion audits and reviews are being conducted by clients and/or government entities. While there can be no assurance that claims will not be received as a result of such audits and reviews, management does not believe a legitimate basis for any material claims exists. At the present time it is not possible for management to estimate the likelihood of such claims being asserted or, if asserted, the amount or nature thereof.

  The Company has certain operating leases for office and camp facilities. Rental expense, excluding daily rentals and reimbursable rentals under cost plus contracts, was $1,876 in 1994, $1,896 in 1995 and $2,112 in 1996. Minimum
lease commitments under operating leases as of December 31, 1996, total $11,309 and are payable as follows: 1997, $2,291; 1998, $1,886; 1999, $1,648;
2000, $1,474; 2001, $1,514; later years, $2,496.

                             WILLBROS GROUP, INC.

              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

17. QUARTERLY FINANCIAL DATA (UNAUDITED)

  Selected unaudited quarterly financial data for the years ended December 31, 1995 and 1996 consist of:

                                       FIRST  SECOND   THIRD   FOURTH
                                      QUARTER QUARTER QUARTER  QUARTER  TOTAL
                                      ------- ------- -------  ------- --------
December 31, 1995:
  Revenue............................ $36,001 $39,121 $56,962  $88,422 $220,506
  Operating income...................     525     374   2,389   10,404   13,692
  Compensation from changes in
   redemption value included in
   operating income..................     --       54     302    1,744    2,100
  Income before income taxes.........     566     311   2,937    8,052   11,866
  Net income.........................     117       9   2,155    9,660   11,941
  Net income per share...............     .01     --      .15      .68      .84
December 31, 1996:
  Revenue............................ $53,479 $48,977 $47,407  $47,825 $197,688
  Operating income (loss)............   2,387   2,308  (1,499)   2,823    6,019
  Compensation from changes in
   redemption value included in
   operating income..................     142   1,285   4,695      --     6,122
  Income (loss) before income taxes..   2,327   2,277  (2,486)   2,938    5,056
  Net income (loss)..................   2,044   1,386  (2,841)   2,135    2,724
  Net income (loss) per share........     .09     .05    (.20)     .15      .09

  Operating income (loss) in the above information includes the quarterly charges for compensation expense for the change in redemption value of shares subject to redemption prior to the initial public offering.

  Revenue for the fourth quarter of 1995 included $22,898 in Asia, primarily for the initial purchase of linepipe for a project.

  Operating income in the fourth quarter of 1995 included recognition of cost recoveries related to previous year's contracts in Africa amounting to $7,753. Operating income in the fourth quarter of 1996 included cost overruns on a project in Pakistan but did not include related cost recoveries which had not been realized.

                      [PICTURE OF COMPANY ADVERTISEMENT]



       ISO 9000 Certifications                 [PICTURE OF CERTIFICATES OF
                                                 REGISTRATION (ISO 9000)]

Willbros Mission Is . . .

  To provide--anytime, anywhere--safe, efficient and extraordinarily competent services to our worldwide clients in a manner which justifies employee pride and customer confidence.

                                                                         [LOGO]

No dealer, salesperson or other person has been authorized to give any information or to make any representation other than those contained in this Prospectus in connection with the offer contained herein, and if given or made, such information or representation must not be relied upon as having been authorized by the Company, the Selling Stockholders or any Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, shares of Common Stock in any jurisdiction to any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction or in which the person making such offer or solicitation is not qualified to do so. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof.

                               TABLE OF CONTENTS
                     -------------------------------------

Prospectus Summary........................................................    3
Risk Factors..............................................................    8
Forward-Looking Statements................................................   13
Use of Proceeds...........................................................   14
Price Range of Common Stock and Dividend Policy...........................   14
Capitalization............................................................   15
Selected Consolidated Financial and Other Data............................   16
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   18
Business..................................................................   24
Management................................................................   43
Principal and Selling Stockholders........................................   47
Description of Capital Stock..............................................   49
Certain Income Tax Considerations.........................................   51
Underwriting..............................................................   55
Legal Matters.............................................................   57
Experts...................................................................   57
Available Information.....................................................   57
Incorporation of Documents by Reference...................................   58
Enforceability of Civil Liabilities Under the Federal Securities Laws.....   58
Index to Consolidated Financial Statements................................  F-1

PROSPECTUS                                                       October 1, 1997




                   [WILLBROS GROUP, INC. LOGO APPEARS HERE]

                                   3,937,609

                              WILLBROS GROUP, INC.

                                 Common Shares





                          SBC WARBURG DILLON READ INC.

                              MERRILL LYNCH & CO.

                             JENSEN SECURITIES CO.